As confidentially submitted to the Securities and Exchange Commission on December 17, 2013 as Amendment No. 2 to the confidential submission.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Securities Act File No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ALCENTRA CAPITAL CORP.

(Exact Name of Registrant as Specified in Charter)

200 Park Avenue, 7th Floor
New York, New York 10166

(Address of Principal Executive Offices)

(212) 922-8940

(Registrant’s Telephone Number, Including Area Code)

Paul J. Echausse, Esq.
Chief Executive Officer
Alcentra Capital Corp.
200 Park Avenue, 7th Floor
New York, New York 10166

(Name and Address of Agent for Service)

COPIES TO:

Steven B. Boehm, Esq. Harry S. Pangas, Esq. Sutherland Asbill & Brennan LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001 Tel: (202) 383-0100 Fax: (202) 637-3593	Frank Lopez, Esq. Monica Shilling, Esq. Proskauer Rose LLP Eleven Times Square New York, NY 10036 Tel: (212) 969-3000 Fax: (212) 969-2900

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☐

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$	$

(1)	Includes the underwriters’ option to purchase additional shares.
(2)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion dated December 17, 2013

PRELIMINARY PROSPECTUS

[•] Shares

Alcentra Capital Corp.

Common stock

We are a specialty finance company. We intend to provide customized debt and equity financing solutions to lower middle-market companies, which we define as companies having annual earnings, before interest, taxes, depreciation and amortization of between $5.0 million and $15.0 million, and/or revenues of between $10.0 million and $100.0 million, although we may opportunistically make investments in larger or smaller companies. We will operate as a non-diversified, closed-end management investment company and file an election to be regulated as a business development company, or BDC, under the Investment Company Act of 1940. We also intend to elect to be treated as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes.

Our investment objective is to generate both current income and capital appreciation primarily by making direct investments in lower middle-market companies in the form of subordinated debt and, to a lesser extent, senior debt and minority equity investments.

The companies in which we intend to invest will typically be highly leveraged, and, in most cases, our investments in such companies will not be rated by any rating agency. If such investments were rated, we believe that they would likely receive a rating from a nationally recognized statistical rating organization of below investment grade (i.e., below a Standard & Poor’s rating of BBB- or a Moody’s rating of Baa), which is often referred to as “junk.” Exposure to below investment grade securities involves certain risks, and those securities are viewed as having predominately speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. In addition, a substantial portion of our investment portfolio will consist of debt investments for which issuers will not be required to make principal payments until the maturity of the loans, which could result in a substantial loss to us if such issuers are unable to refinance or repay their debt at maturity.

In connection with our initial public offering, we will acquire all of the assets of BNY Mellon-Alcentra Mezzanine III, L.P. as well as a portfolio of debt securities held in a warehouse facility. We are externally managed by our investment adviser, Alcentra NY, LLC, which is registered as an investment adviser with the Securities Exchange Commission, or the SEC. The [Bank of New York Mellon], our Administrator, will provide the administrative services necessary for us to operate. We are a newly formed entity that has not previously operated as a BDC or a RIC, and Alcentra NY has not previously served as an investment adviser to a BDC or a RIC.

This is the initial public offering of our shares of common stock. All of the shares of common stock offered by this prospectus are being sold by us. We currently expect that the initial public offering price per share of our common stock will be $[•] per share. We have applied to have our common stock listed on The Nasdaq Global Select Market under the symbol “ABDC.” Assuming an initial offering price per share of $[•], purchasers of shares of common stock in this offering will experience immediate dilution of approximately $[•] per share. See “Dilution.” Shares of closed-end investment companies, including BDCs, frequently trade at a discount to their net asset value. If our shares trade at a discount to our net asset value, it will likely increase the risk of loss for purchasers in this offering.

We are an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of the material risks of investing in our common stock in “Risk Factors” beginning on page 18 of this prospectus.

This prospectus contains important information you should know before investing in our common stock. Please read it before you invest and keep it for future reference. Upon completion of this offering, we will file annual, quarterly and current reports, proxy statements and other information about us with the SEC. The SEC also maintains a website at http://www.sec.gov that contains such information. This information will also be available free of charge by contacting us at 200 Park Avenue, 7th Floor, New York, New York 10166, or by telephone at (212) 922-8940 or on our website at www.alcentracapital.com .. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Sales load (underwriting discounts and commissions)	$	$
Proceeds to us, before expenses(1)	$	$

(1)	We estimate that we will incur offering expenses of approximately $[•] million, or approximately $[•] per share, in connection with this offering.

The underwriters may purchase up to an additional [•] shares from us at the public offering price, less the sales load, within 30 days from the date of this prospectus to cover over-allotments, if any. If the underwriters exercise this option in full, the total sales load will be $[•] million, and total proceeds, before expenses, will be $[•] million.

The underwriters expect to deliver the shares to purchasers on or before [•], 2014.

RAYMOND JAMES	CITIGROUP

The date of this prospectus is [•], 2014

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, cash flows and prospects may have changed since that date. We will update these documents to reflect material changes only as required by law.

i

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read the more detailed information set forth under “Risk Factors” and the other information included in this prospectus carefully.

We were formed on June 5, 2013 and will commence operations upon completion of this offering. Except as otherwise indicated, the terms: “we,” “us,” “our” and “Alcentra Capital” refer to Alcentra Capital Corp.; our “Adviser” refers to our investment adviser, Alcentra NY, LLC; and our “Administrator” refers to our administrator, [The Bank of New York Mellon.]

Alcentra Capital Corp.

We are a newly formed specialty finance company. We will operate as a non-diversified, closed-end management investment company and file an election to be regulated as a BDC under the Investment Company Act of 1940, as amended, which we refer to as the 1940 Act. In addition, beginning with our first taxable year following our initial public offering, we intend to elect for U.S. federal income tax purposes to be treated as, and to qualify annually thereafter as, a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended, which we refer to as the Code.

We intend to provide customized debt and equity financing solutions to lower middle-market companies, which we define as companies having annual earnings, before interest, taxes, depreciation and amortization, or EBITDA, of between $5.0 million and $15.0 million, and/or revenues of between $10.0 million and $100.0 million, although we may opportunistically make investments in larger or smaller companies. Our investments will typically range in size from $[•] million to $[•] million. In connection with our initial public offering, we will acquire all of the assets of BNY Mellon-Alcentra Mezzanine III, L.P., which we refer to as Fund III, as well as a portfolio of debt securities held in a warehouse facility. Alcentra NY, LLC, which we refer to as Alcentra NY, serves as our investment adviser and is the U.S. affiliate of Alcentra, Ltd., which we refer to as Alcentra, an asset management platform focused on sub-investment grade credit, often referred to as “junk.” Both Alcentra NY and Alcentra are subsidiaries of BNY Alcentra Group Holdings, Inc., which we refer to as the Alcentra Group. The investment professionals of our Adviser who work in the direct debt and equity division of our Adviser, which we refer to as Alcentra Mezzanine, have worked together for more than 8 years and have invested more than $500 million in lower middle-market companies. Alcentra Mezzanine combines significant credit analysis, structuring capability and transactional experience within the larger credit investment platform of Alcentra.

Our investment objective is to generate both current income and capital appreciation primarily by making direct investments in lower middle-market companies in the form of subordinated debt and, to a lesser extent, senior debt and minority equity investments. The companies in which we invest are typically highly leveraged, and, in most cases, our investments in such companies will not be rated by any rating agency. If such investments were rated, we believe that they would likely receive a rating below investment grade (i.e., below a Standard & Poor’s rating of BBB- or a Moody’s rating of Baa3), which is often referred to as “high-yield” or “junk.” While our primary investment focus is to make loans to, and selected equity investments in, privately-held lower-middle-market companies, we may also make opportunistic investments in larger or smaller companies.

Immediately prior to our election to be treated as a BDC under the 1940 Act and the closing of this offering, we intend to purchase from BNY Mellon-Alcentra Mezzanine III, L.P., or Fund III, for $[•] in cash and [•] shares of our common stock at $[•] per share, all of Fund III’s portfolio assets, which are described elsewhere in this prospectus, at their fair value as of December 31, 2013, as determined by our board of directors. Separately, the investment professionals of our Adviser have originated approximately $[•  ] million in debt investments, or the Warehouse Portfolio, by using funds under a warehouse facility provided to us by one of our affiliates in anticipation of our initial public offering. We entered into a bridge facility, or the Bridge Facility, with [•  ] which will be used to repay in full the outstanding indebtedness under the warehouse facility and fund the cash portion of the consideration paid to the limited partners of Fund III. We will acquire the Warehouse Portfolio for $[•  ] million in cash using proceeds from the Bridge Facility.

As a result of the Formation Transactions, as described below, we will hold a portfolio of debt investments with a weighted average gross yield as of December 31, 2013 of [•]% and a cash yield of [•]%. The weighted average yield was computed using the effective interest rates for all of our debt investments, including cash and payment-in-kind, or PIK interest, as well as the accretion of original issue discount. The cash yield is computed in the same manner except that it excludes PIK interest. Yields are computed using the effective interest rates as of December 31, 2013, including accretion of original issue discount, divided by the weighted average cost of such debt investments. There can be no assurance that the weighted average yield will remain at its current level.

Alcentra Mezzanine

Alcentra has a history of investing in companies that seek capital to use for growth initiatives or a generational change of ownership, or what we refer to as Growth Companies. We define a Growth Company as a company that has experienced growth of at least two to three times the rate of gross domestic product, or GDP. It has been the experience of our Adviser’s investment team that Growth Companies typically incur less leverage than larger companies in order to maintain the financial flexibility to continue to invest in the growth of their businesses. In the experience of our Adviser’s investment team, our targeted industry sectors tend to have a greater proportion of Growth Companies and therefore offer greater investment opportunities to pursue. Our targeted industry sectors are: healthcare and pharmaceutical services; defense, homeland security and government services; business and outsourced services; and energy services. We may also make investments in portfolio companies that do not possess these characteristics or are outside of these industry sectors.

Alcentra Mezzanine has sponsored three private investment funds that focus on subordinated debt and equity investments in middle market companies, each of which is managed by Alcentra NY. Fund III, the last of the private investment funds, was formed in 2010 and is owned by institutional, family office and private wealth investors. Following the closing of the Formation Transactions, Fund III will be dissolved.

The investment guidelines and underwriting standards of the investments to be acquired from Fund III and the Warehouse Portfolio are identical to the investment guidelines and underwriting standards we intend to employ following the completion of this offering.

Our Adviser and its Personnel

The following chart shows the ownership structure and various entities affiliated with us and our Adviser.

We will be externally managed by our Adviser, Alcentra NY. Our Adviser will be responsible for sourcing investment opportunities, conducting industry research, performing diligence on potential investments, structuring our investments and monitoring our portfolio companies on an ongoing basis through a team of investment professionals.

Our Adviser’s investment team will be led by Paul J. Echausse, our Chief Executive Officer, and Scott Gold, our Senior Vice President. Messrs. Echausse and Gold were founders of Alcentra Mezzanine in 1998 through the investment of subordinated debt investments on the Bank of New York platform. Our Investment Committee will comprise Paul Echausse, Paul Hatfield, Chairman of our Board of Directors, Kevin Bannon and Graeme Delaney Smith. Members of our Investment Committee each have an average of 20 years of experience investing and lending across changing market cycles, and, with other investment professionals of our Adviser, collectively have more than 60 years of such experience. The investment professionals of our Adviser have invested more than $500 million in debt and equity securities of primarily lower middle-market companies. The biographies and experience of the members of our Investment Committee are included under “Portfolio Management — Investment Committee.”

Alcentra Mezzanine combines significant credit analysis, structuring capability and transactional experience within the larger credit investment platform of the Alcentra Group. As a 99% owned subsidiary of The Bank of New York Mellon Corporation, or BNY Mellon, the Alcentra Group manages approximately $22 billion in sub investment grade debt assets across more than 60 credit-focused funds and managed accounts. The Alcentra Group collectively employed 50 investment professionals as of September 30, 2013.

We intend to enter into an investment advisory agreement, or the Investment Advisory Agreement, with our Adviser pursuant to which we intend to pay a base management fee and incentive fees to our Adviser for its services under the agreement. See “Management Agreements — Investment Advisory Agreement.”

We intend to enter into an administration agreement, or the Administration Agreement, with our Administrator pursuant to which our Administrator will furnish us with office facilities and equipment and will provide us with clerical, bookkeeping, record keeping and other administrative services at such facilities. Pursuant to the Administration Agreement, we will pay a fee based on our allocable portion of overhead and other expenses incurred by our Administrator. See “Management Agreements.”

Alcentra Group and BNY Mellon

The Alcentra Group was formed in 2002 through the merger of two asset management divisions from Barclays Bank Plc in the United Kingdom and Imperial Credit Industries, Inc. In January 2006, Alcentra Group was purchased by BNY Mellon. Alcentra Group is the specialist sub-investment grade debt manager within BNY Mellon’s group of asset management boutiques.

BNY Mellon is one of the largest bank holding companies in the U.S. with a market capitalization of approximately $28 billion and is also one of the largest securities servicing organizations with $27 trillion of assets under custody and administration and boasts a global platform across 36 countries as of [          ], 2013. BNY Mellon is a substantial player in asset management with approximately $1.2 trillion of assets under management as of [          ], 2013. Currently, BNY Mellon is the principal owner of the Alcentra Group.

Market Opportunity

We believe that the limited amount of capital available to lower middle-market companies, coupled with the desire of these companies for flexible and partnership-oriented sources of capital, creates an attractive investment environment for us. We believe the following factors will continue to provide us with opportunities to grow and deliver attractive returns to our stockholders. However, there can be no assurances that we will be able to successfully implement our business strategy and, as a result, meet our investment objective.

The Lower Middle-market Represents a Large, Underserved Market.  According to industry sources, there are approximately 122,000 lower middle-market companies based in the U.S., defined as companies with revenues between $10.0 million and $100.0 million. We believe that lower middle-market companies, most of which are privately held, are relatively underserved by traditional capital providers such as commercial banks, finance companies, hedge funds and collateralized loan obligation funds. Further, we believe that companies of this size generally are less leveraged relative to their enterprise value, as compared to larger companies with a greater range of financing options.

Recent Credit Market Dislocation for Lower Middle-market Companies has Created an Opportunity for Attractive Risk-Adjusted Returns.  Beginning with the credit crisis that began in 2007, we believe that the subsequent exit of traditional capital providers from lower middle-market lending has created a less competitive market and an increased opportunity for alternative funding sources like us to generate attractive risk-adjusted returns. The remaining lenders and investors in the current environment require lower levels of senior and total leverage, increased equity commitments and more comprehensive covenant packages than were customary prior to the credit crisis. We believe that our ability to offer flexible financing solutions positions us to take advantage of this dislocation.

Regulatory Changes Have Decreased Competition among Lower Middle-market Lenders.  In addition to the recent credit market dislocation, we believe recent regulatory changes, including the adoption of the Dodd-Frank Act and the introduction of new international capital and liquidity requirements under the Basel III Accords have caused banking institutions to curtail their lending to lower middle-market companies. As a result, we believe that less competition will facilitate higher quality deal flow and allow for greater selectivity for us throughout the investment process.

Large Pools of Uninvested Private Equity Capital should Drive Future Transaction Velocity.  According to Pitchbook, as of December 31, 2012, there was approximately $40.3 billion of uninvested capital raised by private equity funds with under $500 million of assets under management that began making investments during the years 2007 to 2012. As a result, we expect that private equity firms will remain active investors in lower middle-market companies. Private equity funds generally seek to leverage their investments by combining their equity capital with senior secured loans and/or mezzanine debt, or subordinated debt that is not secured by collateral, provided by other sources, and we believe that our investment strategy positions us well to partner with such private equity investors, although there can be no assurance that we will be successful in this regard. Although our interests may not always be aligned with the private equity sponsors of our portfolio companies given their positions as the equity holders and our position as the debt holder in our portfolio companies, we believe that private equity sponsors will provide significant benefits including incremental due diligence, additional monitoring capabilities and a potential source of capital and operational expertise for our portfolio companies.

Growth Companies Typically Pursue Mezzanine Debt as an Efficient Cost of Capital.  Mezzanine debt can be an effective source of capital for companies experiencing rapid growth. We typically focus on companies that can achieve a revenue growth rate of at least two to three times the rate of GDP growth. It is not uncommon for Growth Companies to grow faster than their bank can provide debt to support that growth. Growth Companies therefore have two primary capital market options to fund that growth: (i) raise private equity from individuals or institutions; or (ii) raise mezzanine debt capital. We believe that mezzanine debt capital can be a more cost effective alternative for Growth Companies, and can be more competitive than raising private equity capital.

Competitive Advantages

Experienced Management Team.  Members of our Investment Committee and other investment professionals of our Adviser collectively have more than 60 years of experience investing and lending across changing market cycles. These professionals have diverse backgrounds with prior experience in investment and management positions at investment banks, small business investment companies, or SBICs, commercial banks and privately held companies. The investment professionals of our Adviser have invested more than $500 million in debt and equity securities of primarily lower middle-market companies. We believe this experience provides our Adviser with an in-depth understanding of the strategic, financial and operational challenges and opportunities of lower middle-market companies. Further, we believe this positions our Adviser to effectively identify, assess, structure and monitor our investments.

Strong Transaction Sourcing Network.  Since the inception of Alcentra Mezzanine and through September 30, 2013, the investment professionals of our Adviser have reviewed over 2,000 investment opportunities primarily in lower middle-market companies. Our Adviser’s investment professionals possess an extensive network of long-standing relationships with private equity firms, middle-market senior lenders, junior-capital partners, SBICs, financial intermediaries, law firms, accountants and management teams of privately owned businesses. We believe that the combination of these relationships and our reputation as a reliable, responsive and value-added financing partner will generate a steady stream of new investment opportunities and proprietary deal flow. Further, we anticipate that our sourcing relationships will be enhanced from our greater visibility as a publicly-traded BDC.

Access to the BNY Wealth Management Platform.  BNY Mellon maintains a substantial Wealth Management business that provides investment advisory and other services to high net worth individuals, families and family offices. BNY Mellon’s Wealth Management business has 21 offices in major metropolitan offices throughout the country and manages more than $180 billion on behalf of its clients. BNY Mellon’s Wealth Management group interacts regularly with privately owned businesses and the family owners thereof. The Alcentra Mezzanine team maintains an active calling program on these offices as a source of deal flow and deal referrals. We intend to utilize our access to the BNY Wealth Management platform as an important component of our network of relationships in sourcing investment opportunities.

Flexible Financing Solutions.  We offer a variety of financing structures and have the flexibility to structure our investments to meet the custom needs of our portfolio companies, including among investment types and investment terms. Typically we intend to invest in subordinated debt, coupled with an equity or equity-like component to increase the total investment return profile. We believe our ability to offer a variety of financing arrangements makes us an attractive partner to lower middle-market companies and enables our Adviser to identify attractive investment opportunities throughout economic cycles and across a company’s capital structure.

Rigorous Underwriting Policies and Active Portfolio Management.  Our Adviser has implemented rigorous underwriting policies that are followed in each transaction. These policies include an extensive review and credit analysis of portfolio companies, historical and projected financial performance, as well as an assessment of the portfolio company’s business model and forecasts that are designed to assess investment prospects via a thorough analysis of each potential portfolio company’s competitive position, financial performance, management team operating discipline, growth potential and industry attractiveness. In addition, we structure our debt investments with protective financial covenants, designed to proactively address changes in a portfolio company’s financial performance. Covenants are negotiated before an investment is completed and are based on the projected financial performance of the portfolio company. These processes are designed to, among other things, provide us with an assessment of the ability of the portfolio company to repay its debt at maturity. After investing in a portfolio company, we monitor the investment closely, receiving financial statements on at least a quarterly basis as well as annual audited financial statements. We analyze and discuss in detail the portfolio company’s financial performance with management in addition to attending regular board meetings. We believe that our initial and ongoing portfolio review process allows us to identify and maintain superior risk adjusted return opportunities in our target portfolio companies.

Minimize Portfolio Concentration.  While we intend to focus our investments in lower middle-market companies, we seek to diversify our portfolio across various industries, geographic sectors and financial sponsors. We actively monitor our investment portfolio to ensure we are not overly concentrated across industries, geographic sectors or private equity or other sponsors. By monitoring our investment portfolio in this manner we seek to reduce the effects of economic downturns associated with any particular industry sector or geographic region.

Access to the Alcentra Group Platform.  We will seek to leverage the depth and breadth of resources of the Alcentra Group platform across all aspects of its operations, benefiting from the Alcentra Group’s investment professionals, who in addition to their credit expertise, possess industry expertise. The Alcentra Group employs more than 21 senior analysts that closely follow a variety of industries, including healthcare, defense and business services. This unique access to in-house expertise will also be utilized in the ongoing monitoring of our investments.

Investment Guidelines for Evaluating Investment Opportunities

We will use the following guidelines in evaluating investment opportunities and constructing our portfolio. However, not all of these guidelines have been, or will be, met in connection with each of our investments.

Experienced Management Teams With Meaningful Equity Ownership.  We will target portfolio companies that have management teams with significant experience and/or relevant industry experience coupled with meaningful equity ownership. We believe management teams with these attributes are more likely to manage the companies in a manner that protects our debt investment and enhances the value of our equity investment.

Strong Competitive Position.  We seek to invest in companies that have developed strong positions within their respective markets, are well positioned to capitalize on growth opportunities and compete in industries with barriers to entry. We also seek to invest in companies that we believe exhibit a sustainable competitive advantage vis-a-vis their competitors, which may help to protect their market position and profitability.

Growth Companies.  We will target Growth Companies that have experienced growth of at least two to three times the rate of GDP. For illustrative purposes, if GDP growth is 3%, then we will seek to invest in companies whose revenue growth rate is 6% – 9%. We believe that mezzanine debt capital affords a more attractive cost of capital solution for such companies, rather than private equity.

Diversified Customer and Supplier Base.  We prefer to invest in companies that have a diversified customer and supplier base. Companies with a diversified customer and supplier base are generally better able to endure economic downturns, industry consolidation and shifting customer preferences.

Significant Invested Capital.  We believe the existence of significant underlying equity value provides important support to our investments. We will look for portfolio companies that we believe have sufficient value beyond the layer of the capital structure in which we invest.

Visible Exit Strategy.  We intend to invest in companies that we believe will provide a steady stream of cash flow to repay our loans while reinvesting in their respective businesses. In addition, we also seek to invest in companies whose business models and expected future cash flows offer attractive exit possibilities for our equity investments. We seek to execute each investment with a visible and articulated exit strategy determined by a variety of factors, including the company’s financial position, anticipated growth dynamics and the prevailing mergers and acquisitions environment.

Formation Transactions

Immediately prior to our election to be treated as a BDC under the 1940 Act and the closing of this offering, we intend to purchase from Fund III for $[•  ] in cash and [•  ] shares of our common stock at $[•  ] per share, all of Fund III’s portfolio assets, which are described elsewhere in this prospectus, at their fair value as of December 31, 2013, as determined by our board of directors, and as adjusted below. To the extent we would acquire the initial portfolio after the time we file our election to be treated as a BDC, the purchase would be a prohibited affiliated transaction under the 1940 Act, unless we obtain an exemptive order from the SEC. Given that there is no readily available market value for any of the investments held by Fund III, our board of directors engaged an independent valuation firm in connection with our acquisition of these assets to aid it in determining the fair value of these assets at December 31, 2013. Specifically, the fair value of Fund III’s portfolio assets at December 31, 2013 of $[•  ] million was determined and approved by our board of directors, which includes a majority of independent directors, with the assistance of an independent valuation firm. We will not assume any liabilities of Fund III in connection with the acquisition of Fund III’s portfolio investments.

Separately, the investment professionals of our Adviser have originated approximately $[•  ] million in the Warehouse Portfolio by using funds under a warehouse facility provided to us by one of our affiliates in anticipation of our initial public offering. We will acquire the Warehouse Portfolio for $[•  ] million in cash using proceeds from the Bridge Facility. The Bridge Facility is expected to have a maturity date of not more than [•  ] business days after the pricing date of this offering and will terminate upon our full repayment of the outstanding borrowings thereunder with the proceeds from our initial public offering. Borrowings under the Bridge Facility are expected to bear interest at the highest of (i) a prime rate, (ii) the Federal Funds rate plus [•  ]% and (iii) LIBOR plus [•  ]%.

The fair value of Fund III’s portfolio assets as of December 31, 2013 is referred to as the Transfer Value. Between December 31, 2013 and the date we acquire Fund III’s portfolio assets and the Warehouse Portfolio, which will be immediately prior to the consummation of the initial public offering, the Transfer Value will be adjusted as follows: (i) reduced as a result of principal payments on and sales of debt securities held by Fund III subsequent to December 31, 2013, and (ii) increased to take into account the origination of additional investments subsequent to December 31, 2013 (which investments will be valued with the assistance of an independent valuation firm). As so adjusted, the Transfer Value was $[•  ] million as of [•  ], 2014. Immediately prior to our acquisition of Fund III’s portfolio assets and the Warehouse Portfolio, we will make any necessary adjustments to the Transfer Value based on clauses (i) and (ii) above and our board of directors will approve the Transfer Value, as adjusted, with confirmation from the independent valuation firm that there has been no material change in the fair value of the investments it has reviewed.

As a result, we expect to have approximately $[•  ] million in portfolio investments upon the consummation of our initial public offering, which includes both the portfolio acquired from Fund III and the Warehouse Portfolio.

The foregoing transactions are referred to in this prospectus as the “Formation Transactions.”

We have granted certain registration rights to the limited partners of Fund III who acquired shares of our common stock in connection with the Formation Transactions pursuant to which we have agreed to prepare and file with the SEC a registration statement on Form N-2 pursuant to Rule 415 to register the resale of the shares of our common stock we issued to such limited partners. See “Shares Eligible for Future Sale — Registration Rights.”

Portfolio Composition

As a result of the Formation Transactions, we will hold a portfolio of debt investments with a weighted average gross yield as of December 31, 2013 of [•]% and a cash yield of [•]%. Yields are computed using the effective interest rates as of December 31, 2013, including accretion of original issue discount, divided by the weighted average cost of such debt investments. There can be no assurance that the weighted average yield will remain at its current level.

Based upon information provided to us by our portfolio companies, our portfolio had a total weighted average net debt to EBITDA ratio of approximately [•] to [•] for the year ended December 31, 2013. This ratio measures the debt incurred by our portfolio companies on a weighted basis as compared to EBITDA of the portfolio. In calculating these ratios, we included all portfolio company debt as of December 31, 2013 and EBITDA for the year ended December 31, 2013. We expect we will have, upon completion of the offering, an equity ownership (i.e., common stock) in [•]% of our portfolio companies and the average fully diluted equity ownership in such portfolio companies will be [•]%.

The following charts and table set forth the industry composition, geographic composition and the cost and fair value of our investments by portfolio company as of December 31, 2013.

[charts and table to come]

Operating and Regulatory Structure

Our investment activities will be managed by our Adviser and supervised by our board of directors, a majority of whom are independent of our Adviser and its affiliates. Our Adviser is registered as an investment adviser under the Advisers Act. Under the Investment Advisory Agreement, we have agreed to pay Alcentra NY an annual base management fee based on our gross assets as well as an incentive fee based on our performance. See “Management Agreements — Management Fee” and “Incentive Fee.” Our Administrator provides us with certain administrative and other services necessary for us to operate pursuant to the Administration Agreement. See “Management Agreements — Administration Agreement.”

As a BDC, we will be required to comply with certain regulatory requirements. The 1940 Act and the Code impose numerous constraints on the operations of BDCs and RICs. BDCs are required, for example, to invest at least 70% of their total assets primarily in securities of U.S. private or thinly traded public companies, cash, cash equivalents, U.S. government securities and other high-quality debt instruments that mature in one year or less from the date of investment. Moreover, qualification for taxation as a RIC requires satisfaction of certain source-of-income, asset diversification and distribution requirements. The 1940 Act also contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisers), principal underwriters and affiliates of those affiliates or underwriters.

However, we may seek to co-invest on a concurrent basis with funds or entities managed by our Adviser, BNY Mellon or their affiliates, subject to compliance with existing regulatory guidance, applicable regulations and our allocation procedures. Certain types of co-investment transactions would only be permitted pursuant to an exemptive order from the SEC. Any such order will be subject to certain terms and conditions. Further there is no assurance that this application for exemptive relief will be granted by the SEC. See “Regulation.”

Also, while we may borrow funds to make investments, our ability to use debt is limited in certain significant aspects. In particular, BDCs must have at least 200% asset coverage calculated in accordance with the 1940 Act in order to incur debt or issue preferred stock (which we refer to collectively as “senior securities”). As a result, we are required to finance our investments with at least as much equity as senior securities in the aggregate.

In addition, we intend to elect for U.S. federal income tax purposes to be treated as, and to qualify annually as, a RIC under the Code. As a consequence of our proposed RIC status, as well as our proposed status as a BDC, our asset growth will be dependent on our ability to raise equity capital through the issuance of common stock. RICs generally must distribute substantially all of their earnings to stockholders as dividends in order to preserve their status as a RIC and avoid corporate-level U.S. federal income tax. This requirement, in turn, generally prevents us from using earnings to support our operations, including making new investments. See “Material U.S. Federal Income Tax Considerations.”

Credit Facility

We received commitments to enter into the $[•  ] credit facility with [•  ], as administrative agent and lender (the “Credit Facility”), which we expect will become effective concurrent with the completion of the offering. The Credit Facility will have a maturity date of [•  ] and will bear interest at a rate of LIBOR plus [•  ]% per annum with no LIBOR floor. See “Discussion of Management’s Expected Operating Plans — Credit Facility.”

Summary Risk Factors

An investment in our common stock is subject to risks. The following is a summary of the principal risks that you should carefully consider before investing in shares of our common stock. In addition, see “Risk Factors” on page 18 to read about factors you should consider before deciding to invest in shares of our common stock.

•	Neither we nor our Adviser has ever operated or advised a BDC or a RIC, and we may not be able to operate our business successfully or generate sufficient revenue to make or sustain distributions to our stockholders.
•	We are dependent upon key personnel of our Adviser and the Alcentra Group for our future success. If our Adviser or the Alcentra Group were to lose any of its key personnel, our ability to achieve our investment objective could be significantly harmed.
•	Our business model depends to a significant extent upon our Adviser’s network of relationships with financial sponsors, service providers and other intermediaries. Any inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.
•	Our financial condition, results of operations and cash flows will depend on our ability to manage our business effectively.
•	There are significant potential conflicts of interest that could negatively affect our investment returns, including the management of certain private investment funds by Alcentra NY and other investment advisers affiliated with the BNY Mellon Group.
•	The incentive fee structure we have with our Adviser may create incentives that are not fully aligned with the interests of our stockholders and may induce our Adviser to make speculative investments.

•	We will be restricted in our ability to enter into transactions with entities deemed to be our affiliates, which may limit the scope of investments available to us.
•	Regulations governing our operation as a BDC affect our ability to and the way in which we raise additional capital and, as a BDC, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage.
•	We intend to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us.
•	Because we intend to use debt to finance our investments, changes in interest rates will affect our cost of capital and net investment income.
•	A general increase in interest rates will likely have the effect of increasing our net investment income, which would make it easier for our Adviser to receive incentive fees.
•	To the extent interest rates increase, this may negatively impact the operating performance of our portfolio companies due to increasing debt service obligations and, therefore, may affect our results of operations.
•	Adverse developments in the credit markets may impair our ability to borrow money.
•	Most of our portfolio investments will be recorded at fair value as determined in good faith by our board of directors and quoted prices or observable inputs may not be available to determine such values, resulting in the use of significant unobservable inputs in our quarterly valuation process.
•	Defaults by our portfolio companies would harm our operating results.
•	The inability of our portfolio companies to pay interest and principal when due may contribute to a reduction in the net asset value per share of our common stock, our ability to pay dividends and to service our contractual obligations, and may negatively impact the market price of our common stock and other securities that we may issue.
•	Our activities may be limited as a result of being controlled by a bank holding company.
•	Investors may lose all or part of their investment in us.

Significant Material Potential Conflicts of Interest

We have conflicts of interest arising out of the investment advisory activities of our Adviser and other operations of Alcentra Group and BNY Mellon. For example, we are an affiliate of the BNY Mellon Group, which is a leading provider of financial services for institutions, corporations and high net worth individuals, providing asset management and wealth management, asset servicing, issuer services, clearing services and treasury services through a worldwide client-focused team. While we may benefit from BNY Mellon’s relationship and activities, situations will arise in which the interests of BNY Mellon and its affiliates will conflict with our interests and the interests of our stockholders. For example, we face potential conflicts of interest, including those relating to:

•	advisory services, lending and loan syndication;
•	conflicting investment interests;
•	time commitment of professionals;
•	transactions with BNY Mellon and its affiliates; and
•	competing funds and allocation policies.

In addition, as a result of restrictions imposed on bank holding companies and entities managed by bank holding companies (including us), our Adviser may be required or may decide to structure an investment in a manner that would be less favorable to us than structures available to a non-regulated entity. See “Significant Material Potential Conflicts of Interest” and “Risk

Factors — Risks Relating to our Business and Structure — There are significant potential conflicts of interest that could negatively affect our operations and investment returns.”

Corporate Information

Our principal executive offices are located at 200 Park Avenue, 7th Floor, New York, New York 10166, and our telephone number is (212) 922-8940. We maintain a website located at www.alcentracapital.com. Information on our website is not incorporated into or a part of this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company, as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, for so long as we qualify as an emerging growth company.

In addition, Section 7(a)(2)(B) of the Securities Act and Section 13(a) of the Exchange Act, as amended by Section 102(b) of the JOBS Act provide that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. However, pursuant to Section 107 of the JOBS Act, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could remain an emerging growth company until the earlier of (a) up to five years measured from the date of the first sale of common equity securities pursuant to an effective registration statement, (b) the last day of the first fiscal year in which our annual gross revenues are $1 billion or more, (c) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (d) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

THE OFFERING

Common stock offered by us
[•] shares (or [•] shares if the underwriters exercise their over-allotment option in full).
Common stock to be outstanding after this offering
[•] shares (or [•] shares if the underwriters exercise their over-allotment option in full).
Use of Proceeds
The net proceeds of the offering are estimated to be approximately $[•] million (or approximately $[•] million if the underwriters exercise their over-allotment option in full) after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use approximately $[•] million in net proceeds of this offering to fund the cash portion of the consideration paid to the limited partners of Fund III and to repay in full the outstanding indebtedness under the Bridge Facility, which we will incur in connection with the purchase of the Warehouse Portfolio. The remainder of the net proceeds of this offering will be used to make future investments in portfolio companies consistent with our investment strategy and for general corporate purposes, including the payment of operating expenses.
Pending such use, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less from the date of investment. These temporary investments may have lower yields than our other investments and, accordingly, may result in lower distributions, if any, during such period. See “Use of Proceeds.”
Investment Advisory Agreement
We will pay our Adviser a fee for its services under the Investment Advisory Agreement. This fee consists of two components: a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 1.75% of our gross assets (i.e., total assets held before deduction of any liabilities), including assets purchased with borrowed funds or other forms of leverage and excluding cash and cash equivalents. The base management fee will be payable quarterly in arrears.
The incentive fee consists of two parts. The first part, which is calculated and payable quarterly in arrears, equals 20% of our “pre-incentive fee net investment income” for the immediately preceding quarter, subject to a hurdle rate of 2% per quarter (8% annualized), and is subject to a “catch-up” feature. The second part is calculated and payable in arrears as of the end of each calendar year (or, upon termination of the Investment Advisory Agreement, as of the termination date) and equals 20% of our aggregate cumulative realized capital gains from inception through the end of each calendar year, computed net of aggregate cumulative realized capital losses and aggregate cumulative unrealized capital depreciation through the end of such year, less the aggregate amount of any previously paid capital gain incentive fees.
Pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence, managerial assistance and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under our Administration Agreement, and any interest expense and any distributions paid on any issued and outstanding preferred stock, but excluding the incentive fee and any offering expenses and other expenses not charged to operations but excluding certain reversals to the extent such reversals have the effect of reducing previously accrued incentive fees based on the deferral of non-cash interest). Pre-incentive fee net investment income excludes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income until we have received such income in cash. See “Management Agreements — Management Fee and Incentive Fee.”
Proposed Nasdaq Global Select Market symbol
“ABDC”
Trading at a discount
Shares of closed-end investment companies, including BDCs, frequently trade in the secondary market at a discount to their net asset values. We are not generally able to issue and sell our common stock at a price below our net asset value per share unless we have prior stockholder approval. The risk that our shares may trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our shares will trade above, at or below net asset value. See “Risk Factors.”
Distributions
We intend to make quarterly distributions to our stockholders out of assets legally available for distribution. Our quarterly distributions, if any, will be determined by our board of directors. We intend to declare our first stockholder distribution during the quarter following the completion of this offering.
Taxation
In addition, beginning with our first taxable year following our initial public offering, we intend to elect for U.S. federal income tax purposes to be treated as, and to qualify annually thereafter as, a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that we distribute to our stockholders. To maintain our qualification as a RIC and the associated tax benefits, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our net ordinary income and net short-term capital gains, if any, in excess of our net long-term capital losses. See “Distributions.”
Leverage
We expect to use borrowed funds in order to make additional investments. We expect to use this practice, which is known as “leverage,” when the terms and conditions are favorable to long-term investing and well aligned with our investment strategy and portfolio composition in an effort to increase returns to our stockholders, but this strategy involves significant risks. See “Risk Factors — Risks Relating to our Business and Structure — We intend to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us.” With certain limited exceptions, we are only allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, is at least 200% immediately after each such borrowing. The amount of leverage that we employ will depend on our Adviser’s and our board of directors’ assessment of market and other factors at the time of any proposed borrowing.
We have received commitments to enter into a $[•] Credit Facility with [•], as administrative agent and lender, which we expect will become effective concurrent with the completion of the offering. The Credit Facility will have a maturity date of [•] and will bear interest at a rate of LIBOR plus [•]% per annum with no LIBOR floor.
Dividend reinvestment plan
We have adopted a dividend reinvestment plan for our stockholders, which is an “opt out” dividend reinvestment plan. Under this plan, if we declare a cash distribution to our stockholders, the amount of such distribution will be automatically reinvested in additional shares of our common stock unless a stockholder specifically elects not to participate in our dividend reinvestment plan. If a stockholder opts out, that stockholder will receive cash distributions. Stockholders who receive distributions in the form of shares of common stock generally will be subject to the same U.S. federal, state and local tax consequences as stockholders who elect to receive their distributions in cash, but will not receive any corresponding cash distributions with which to pay any applicable taxes. See “Dividend Reinvestment Plan.”
Administration Agreement
The Administration Agreement requires us to reimburse our Administrator for our allocable portion (subject to the review of our board of directors) of overhead and other expenses, including furnishing us with office facilities and equipment and providing clerical, bookkeeping, record keeping and other administrative services at such facilities. To the extent that our Administrator outsources any of its functions, we will pay the fees associated with such functions on a direct basis, without markup by or profit to our Administrator. See “Management Agreements — Administration Agreement.”
License agreement
We have entered into a License Agreement with our Adviser under which our Adviser has granted us a non-exclusive, royalty-free license to use the name “Alcentra.” For a description of the License Agreement, see “Management Agreements — License Agreement.”
Custodian and transfer agent
[•] will serve as our custodian, and [•] will serve as our transfer and distribution paying agent and registrar. See “Custodian, Transfer and Dividend Paying Agent and Registrar.”
Anti-takeover provisions
Our charter and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us. These anti-takeover provisions may inhibit a change in control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the market price for our common stock. See “Description of our Capital Stock.”
Available information
We have filed with the SEC a registration statement on Form N-2, of which this prospectus is a part. This registration statement contains additional information about us and the shares of our common stock being offered by this prospectus. After the completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC. This information will be available at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549 and on the SEC’s website at http://www.sec.gov. Information on the operation of the SEC’s public reference room may be obtained by calling the SEC at 1-800-SEC-0330.
We maintain a website at www.alcentracapital.com and intend to make all of our annual, quarterly and current reports, proxy statements and other information available, free of charge, on or through our website. Information on our website is not incorporated into or part of this prospectus. You may also obtain such information free of charge by contacting us in writing at 200 Park Avenue, 7th Floor, New York, New York 10166.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in our common stock will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or that “we” will pay fees or expenses, common stockholders will indirectly bear such fees or expenses.

Stockholder Transaction Expenses:
Sales load (as a percentage of offering price)	%(1)
Offering expenses (as a percentage of offering price)	%(2)
Dividend reinvestment plan expenses	None	(3)
Total Stockholder Transaction Expenses (as a percentage of offering price)%
Annual Expenses (as percentage of net assets attributable to common stock):
Base management fees	%(4)
Incentive fees payable under the Investment Advisory Agreement (20% of net investment income and 20% of net realized capital gains)	—	%(5)
Interest payments on borrowed funds	%(6)
Other expenses	%(7)
Total annual expenses	%

(1)	The underwriting discount and commission with respect to shares of our common stock sold in this offering, which is a one-time fee paid to the underwriters, is the only sales load paid in connection with this offering.
(2)	Amount reflects estimated offering expenses of approximately $[•].
(3)	The expenses of the dividend reinvestment plan are included in “Other expenses.” See “Dividend Reinvestment Plan.”
(4)	Our base management fee, payable quarterly in arrears, is at an annual rate of 1.75% of our gross assets (i.e., total assets held before deduction of any liabilities), including assets purchased with borrowed amounts or other forms of leverage and excluding cash and cash equivalents (even if such cash and cash equivalents were purchased using leverage). The fact that our base management fee is payable based upon our gross assets may encourage Alcentra NY to use leverage to make additional investments. The amount in the line item entitled, “base management fees” is based on our net assets, which equals our gross assets minus liabilities.
(5)	We may have capital gains and interest income that result in the payment of an incentive fee to our Adviser in the first year after completion of this offering. However, the incentive fee payable to our Adviser is based on our performance and will not be paid unless we achieve certain goals. As we cannot predict whether we will meet the necessary performance targets, we have assumed an incentive fee of 0% in this table.

The incentive fee consists of two components, ordinary income and capital gains:

The ordinary income component, which is payable quarterly in arrears, will equal 20.0% of the excess, if any, of our “Pre-incentive Fee Net Investment Income” over a 2.0% quarterly (8.0% annualized) hurdle rate, expressed as a rate of return on the value of our net assets attributable to our common stock, and a “catch-up” provision, measured as of the end of each calendar quarter. Under this provision, in any calendar quarter, our Adviser receives no incentive fee until our net investment income equals the hurdle rate of 2.0% but then receives, as a “catch-up,” 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5% subject to a deferral of non-cash amounts. The effect of the “catch-up” provision is that, subject to the deferral provisions discussed below, if pre-incentive fee net investment income exceeds 2.5% in any calendar quarter, our Adviser will receive 20.0% of our pre-incentive fee net investment income as if a hurdle rate did not apply. The ordinary income component of the incentive fee will be computed on income that may include interest that is accrued but not yet received in cash.

The capital gains component of the incentive fee will equal 20.0% of our “Incentive Fee Capital Gains,” if any, which will equal our aggregate cumulative realized capital gains from inception through the end of each calendar year, computed net of our aggregate cumulative realized capital losses and our aggregate cumulative unrealized capital depreciation, less the aggregate amount of any previously paid capital gain incentive fees. The second component of the incentive fee will be payable, in arrears, at the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), commencing with the year ending December 31, 2013, provided that the capital gains component of the incentive fee determined as of December 31, 2013. We will record an expense accrual relating to the capital gains component of the incentive fee payable by us to Alcentra NY when the unrealized gains on our investments exceed all realized capital losses on our investments given the fact that a capital gains incentive fee would be owed to Alcentra NY if we were to liquidate our investment portfolio at such time. The actual incentive fee payable to Alcentra NY related to capital gains will be determined and payable in arrears at the end of each fiscal year and will include only realized capital gains for the period. See “Management Agreements — Management Fee and Incentive Fee.”

(6)	We intend to borrow funds from time to time to make investments to the extent we determine that the economic situation is conducive to doing so. The costs associated with any outstanding indebtedness are indirectly borne by our investors. The table assumes: (a) that we borrow for investment purposes up to an amount equal to [•]% of our average total assets (average borrowing of $[•] million out of average total assets of $[•] million) and (b) that the interest expense, the unused fee and the one-year portion of the aggregate structuring fee is $[•] million, based on estimated amounts for our first fiscal year. We may also issue preferred stock, subject to our compliance with applicable requirements under the 1940 Act. All fees and expenses related to our borrowings, including interest and the costs of issuing and servicing debt securities, will be indirectly borne by the holders of our common stock.
(7)	Includes organizational expenses, our overhead expenses, including payments under the Administration Agreement based on our allocable portion of overhead and other expenses incurred by our Administrator. See “Management Agreements — Administration Agreement.”

Example

The following examples demonstrate the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have $[•] of leverage at the end of the year, and that our annual operating expenses would remain at the levels set forth in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return
You would pay the following expenses on a $1,000 investment, assuming 5% annual return from net realized capital gains:

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. This example also includes estimated offering expenses of approximately $[•]. Further, while the example assumes reinvestment of all distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the cash distribution payable to a participant by either (i) the greater of (a) the current net asset value per share of our common stock and (b) 95% of the market price per share of our common stock at the close of trading on the payment date fixed by our board of directors in the event that we use newly issued shares to satisfy the share requirements of the dividend reinvestment plan or (ii) the average purchase price, excluding any brokerage charges or other charges, of all shares of common stock purchased by the administrator of the dividend reinvestment plan in the event that shares are purchased in the open market to satisfy the share requirements of the dividend reinvestment plan, which may be at, above or below net asset value.

This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

RISK FACTORS

Investing in our common stock involves a number of significant risks. Before you invest in our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to make an investment in our common stock. The risks set out below present the principal risk factors associated with an investment in our common stock as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to ours. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In such case, our net asset value and the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to our Business and Structure

Neither we nor our Adviser has ever operated as or advised a BDC or a RIC, and we may not be able to operate our business successfully or generate sufficient revenue to make or sustain distributions to our stockholders.

We have not operated as and our Adviser has never managed a BDC or a RIC. The 1940 Act and the Code impose numerous constraints on the operations of BDCs and RICs that do not apply to other investment vehicles managed by our Adviser. BDCs are required, for example, to invest at least 70% of their total assets primarily in securities of U.S. private or thinly traded public companies, cash, cash equivalents, U.S. government securities and other high-quality debt instruments that mature in one year or less from the date of investment. Moreover, qualification for taxation as a RIC requires satisfaction of certain source-of-income, asset diversification and distribution requirements. Neither we nor our Adviser has any experience operating or advising under these constraints, which may hinder our ability to take advantage of attractive investment opportunities and to achieve our investment objective. If we are unable to comply with the requirements imposed on BDCs by the 1940 Act, the SEC could bring an enforcement action against us and/or we could be exposed to claims of private litigants. In addition, we could be regulated as a closed-end management investment company under the 1940 Act, which could further decrease our operating flexibility and may prevent us from operating our business as described in this prospectus, either of which could have a material adverse effect on our business, results of operations or financial condition.

Furthermore, the investment philosophy and techniques used by our Adviser to manage a BDC may differ from the investment philosophy and techniques previously employed by our Adviser in identifying and managing past investments. Accordingly, we can offer no assurance that we will replicate our historical performance or that of other entities that our Adviser has managed or advised in the past, and we caution you that our investment returns could be substantially lower than our past returns or those achieved by other entities managed or advised by our Adviser.

We may not replicate the historical results achieved by other entities managed or advised by our Adviser.

We may be unable to replicate the historical results achieved by other entities managed or advised by our Adviser, and our investment returns could be substantially lower than the returns achieved by our Adviser in prior periods. In particular, our Adviser’s returns from several of its other investment vehicles may not be comparable because of the economic period in which those investments were made; or the compositions of those prior portfolios will be different from prospective portfolios. Our Adviser was not subject to the same tax and regulatory conditions that we intend to operate under following this offering. Furthermore, none of the prior results were from BDCs or public reporting companies. Additionally, all or a portion of these prior results may have been achieved in particular market conditions, which may never be repeated. Moreover, current or future market volatility and regulatory uncertainty may also have an adverse impact on our future performance.

We are dependent upon key personnel of our Adviser and the Alcentra Group for our future success. If our Adviser or the Alcentra Group were to lose any of its key personnel, our ability to achieve our investment objective could be significantly harmed.

We will depend on the diligence, skill and network of business contacts of the investment professionals of our Adviser and the Alcentra Group to achieve our investment objective. We expect that our Adviser’s team of investment professionals will evaluate, negotiate, structure, close and monitor our investments in accordance with the terms of our Investment Advisory Agreement.

Our Investment Committee, which provides oversight over our investment activities, is provided to us by our Adviser under the Investment Advisory Agreement. Our Investment Committee consists of Paul J. Echausse, our Chief Executive Officer, Paul Hatfield, the Chairman of our board of directors, Kevin Bannon and Graeme Delaney Smith. The loss of any member of our Investment Committee would limit our ability to achieve our investment objective and operate as we anticipate. This could have a material adverse effect on our financial condition, results of operations and cash flows.

Our business model depends to a significant extent upon our Adviser’s network of relationships with financial sponsors, service providers and other intermediaries. Any inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We depend upon our Adviser to maintain its relationships with private equity sponsors, placement agents, investment banks, management groups and other financial institutions, and we expect to rely to a significant extent upon these relationships to provide us with potential investment opportunities. If our Adviser fails to maintain such relationships, or to develop new relationships with other sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom our Adviser has relationships are not obligated to provide us with investment opportunities, and we can offer no assurance that these relationships will generate investment opportunities for us in the future.

Our financial condition, results of operations and cash flows will depend on our ability to manage our business effectively.

Our ability to achieve our investment objective will depend on our ability to manage our business and to grow our investments and earnings. This will depend, in turn, on our Adviser’s ability to identify, invest in and monitor portfolio companies that meet our investment guidelines. The achievement of our investment objective on a cost-effective basis will depend upon our Adviser’s execution of our investment process, its ability to provide competent, attentive and efficient services to us and, to a lesser extent, our access to financing on acceptable terms. Our Adviser’s investment professionals will have substantial responsibilities in connection with the management of other investment funds, accounts and investment vehicles. The personnel of our Adviser may be called upon to provide managerial assistance to our portfolio companies. These activities may distract them from servicing new investment opportunities for us or slow our rate of investment. Any failure to manage our business and our future growth effectively could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain investors are limited in their ability to make significant investments in us.

Private funds that are excluded from the definition of “investment company” either pursuant to Section 3(c)(1) or 3(c)(7) of the 40 Act are restricted from acquiring directly or through a controlled entity more than 3% of our total outstanding voting stock (measured at the time of acquisition). Investment companies registered under the 1940 Act are also subject to this restriction as well as other limitations under the 1940 Act that would restrict the amount that they are able to invest in our securities. As a result, certain investors may be precluded from acquiring additional shares at a time that they might desire to do so.

There are significant potential conflicts of interest that could negatively affect our operations and investment returns.

There are significant potential conflicts of interest that could negatively affect our operations and investment returns. A number of these potential conflicts of interest with affiliates of our Adviser and BNY Mellon are discussed in more detail under “Significant Material Potential Conflicts of Interest,” including those relating to:

•	advisory services, lending and loan syndication;
•	conflicting investment interests;
•	time commitments of professionals;
•	transactions with BNY Mellon and its affiliates; and
•	competing funds and allocation policies.

There may be times when our Adviser, our Adviser’s affiliates including BNY Mellon, or its investment professionals have interests that differ from those of our stockholders, giving rise to conflicts of interest. The members of our Investment Committee and its investment professionals serve, or may serve, as officers, directors, members, or principals of entities that operate in the same or a related line of business as we do, or of investment funds, accounts, or investment vehicles managed by our Adviser. Similarly, our Adviser or its affiliates may have other clients with similar, different or competing investment objectives. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of us or our stockholders.

While we may co-invest with investment entities managed by our Adviser or its affiliates to the extent permitted by the 1940 Act and the rules and regulations thereunder, the 1940 Act imposes significant limits on co-investment. As a result, we and our Adviser may apply for exemptive relief from the SEC under the 1940 Act, which, if granted, would allow additional latitude to co-invest. However, there is no assurance that we will obtain such relief. In the event the SEC does not grant us relief, we will be limited in our ability to invest in certain portfolio companies in which the Adviser or any of its respective affiliates are investing or are invested. Even if we are able to obtain exemptive relief, we will be unable to participate in certain transactions originated by the Adviser or its respective affiliates prior to receipt of such relief.

In addition, we are an affiliate of BNY Mellon. While we may benefit from BNY Mellon’s relationships and activities, situations will arise in which the interests of BNY Mellon and its affiliates will conflict with our interests and the interests of our stockholders. Stockholders should note the matters discussed in “Potential Conflicts of Interest.”

The investment professionals of our Adviser may, from time to time, possess material nonpublic information, limiting our investment discretion.

The investment professionals of our Adviser, including members of our Investment Committee, may serve as directors of, or in a similar capacity with, portfolio companies in which we invest, the securities of which are purchased or sold on our behalf. In the event that material nonpublic information is obtained with respect to such companies, or we become subject to trading restrictions under the internal trading policies of those companies or as a result of applicable law or regulations, we could be prohibited for a period of time from purchasing or selling the securities of such companies, and this prohibition may have an adverse effect on us.

Capital markets have been in a period of disruption and instability for an extended period of time. These market conditions materially and adversely affected debt and equity capital markets in the United States, which had, and may in the future, have a negative impact on our business and operations.

The global capital markets have been in an extended period of instability as evidenced by periodic disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of major financial institutions. Despite actions of the U.S. federal government and foreign governments, these events contributed to worsening general economic conditions that materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. While recent market conditions have improved there have been continuing periods of volatility and there can be no assurance that adverse market conditions will not repeat themselves or worsen in the future. If these adverse and volatile market conditions worsen, we and other companies in the financial services sector may have to access, if available, alternative markets for debt and equity capital in order to grow. Equity capital may be difficult to raise because, subject to some limited exceptions, as a BDC, we are generally not able to issue additional shares of our common stock at a price less than net asset value without first obtaining approval for such issuance from our stockholders and our independent directors. In addition, our ability to incur indebtedness (including by issuing preferred stock) is limited by applicable regulations such that our asset coverage, as calculated in accordance with the 1940 Act, must equal at least 200% immediately after each time we incur indebtedness. The debt capital that will be available to us in the future, if at all, may be at a higher cost and on less favorable terms and conditions than what we currently experience. Any inability to raise capital could have a negative effect on our business, financial condition and results of operations.

Moreover, the re-appearance of market conditions similar to those experienced from 2007 through 2009 for any substantial length of time could make it difficult to extend the maturity of or refinance our existing indebtedness under similar terms and any failure to do so could have a material adverse effect on our business.

Given the extreme volatility and dislocation in the capital markets over the past several years, many BDCs have faced, and may in the future face, a challenging environment in which to raise or access capital. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity). As a result, volatility in the capital markets can adversely affect our investment valuations. Further, the illiquidity of our investments may make it difficult for us to sell such investments to access capital if required. As a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes. In addition, a prolonged period of market illiquidity may cause us to reduce the volume of loans and debt securities we originate and/or fund and adversely affect the value of our portfolio investments, which could have a material and adverse effect on our business, financial condition, results of operations and cash flows. An inability to raise or access capital could have a material adverse impact on our business, financial condition or results of operations.

Changes in interest rates may increase our cost of capital, reduce the ability of our portfolio companies to service their debt obligations and decrease our net investment income.

General interest rate fluctuations and changes in credit spreads on floating rate loans may have a substantial negative impact on our investments and investment opportunities and, accordingly, may have a material adverse effect on our rate of return on invested capital, our net investment income, our net asset value and the market price of our common stock. A substantial portion of our debt investments will have variable interest rates that reset periodically based on benchmarks such as LIBOR and the prime rate, so an increase in interest rates from their historically low present levels may make it more difficult for our portfolio companies to service their obligations under the debt investments that we will hold. To the extent that interest rates increase, this may negatively impact the operating performance of our portfolio companies due to increasing debt service obligations and, therefore, may affect our results of operations. In addition, to the extent that an increase in interest rates make it difficult or impossible to make payments on outstanding indebtedness to us or other financial sponsors or refinance debt that is maturing in the near term, some of our portfolio companies may be unable to repay such debt at maturity and may be forced to sell assets, undergo a recapitalization or seek bankruptcy protection. In addition, any such increase in interest rates would make it more expensive to use debt to finance our investments. Decreases in credit spreads on debt that pays a floating rate of return would have an impact on the income generation of our floating rate assets. Trading prices for debt that pays a fixed rate of return tend to fall as interest rates rise. Trading prices tend to fluctuate more for fixed rate securities that have longer maturities. Although we have no policy governing the maturities of our investments, under current market conditions we expect that we will invest in a portfolio of debt generally having maturities of up to seven years. This means that we will be subject to greater risk (other things being equal) than an entity investing solely in shorter-term securities.

Because we may borrow to fund our investments, a portion of our net investment income may be dependent upon the difference between the interest rate at which we borrow funds and the interest rate at which we invest these funds. Portions of our investment portfolio and our borrowings will likely have floating rate components. As a result, a significant change in market interest rates could have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds could increase, which would reduce our net investment income. We may hedge against such interest rate fluctuations by using standard hedging instruments such as interest rate swap agreements, futures, options and forward contracts, subject to applicable legal requirements, including without limitation, all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission or CFTC. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged borrowings. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.

A failure or the perceived risk of a failure to raise the statutory debt limit of the United States could have a material adverse effect on our business, financial condition and results of operations.

As has been widely reported, the United States Treasury Secretary has stated that the federal government may not be able to meet its debt payments in the relatively near future (currently February 2014) unless the federal debt ceiling is raised. If legislation increasing the debt ceiling is not enacted and the debt ceiling is reached, the federal government may stop or delay making payments on its obligations. A failure by Congress to raise the debt limit would increase the risk of default by the United States on its obligations, as well as the risk of other economic dislocations. If the U.S. Government fails to complete its budget process or to provide for a continuing resolution before the expiration of the current continuing resolution (currently January 2014), another federal government shutdown may result. Such a failure or the perceived risk of such a failure, consequently, could have a material adverse effect on the financial markets and economic conditions in the United States and throughout the world. It could also limit our ability and the ability of our portfolio companies to obtain financing, and it could have a material adverse effect on the valuation of our portfolio companies. Consequently, the continued uncertainty in the general economic environment, including the recent government shutdown and potential debt ceiling implications, as well in specific economies of several individual geographic markets in which our portfolio companies operate, could adversely affect our business, financial condition and results of operations.

The incentive fee structure we have with our Adviser may create incentives that are not fully aligned with the interests of our stockholders.

We have entered into an Investment Advisory Agreement with our Adviser that provides that these fees will be based on the value of our gross assets. As a result, investors in our common stock will invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in a lower rate of return than one might achieve through direct investments. Because these fees are based on the value of our gross assets, our Adviser will benefit when we incur debt or use leverage. This fee structure may encourage our Adviser to cause us to borrow money to finance additional investments. Under certain circumstances, the use of borrowed money may increase the likelihood of default, which would disfavor our stockholders.

Our incentive fee may induce our Adviser to make speculative investments.

Our Adviser will receive an incentive fee based, in part, upon net realized gains on our investments. Unlike that portion of the incentive fee based on income, there is no hurdle rate applicable to the portion of the incentive fee based on net realized gains. Additionally, under the incentive fee structure, our Adviser may benefit when capital gains are recognized and, because our Adviser will determine when to sell a holding, our Adviser will control the timing of the recognition of such capital gains. As a result, our investment advisor may have a tendency to invest more capital in investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

We may be obligated to pay our Adviser incentive compensation even if we incur a loss and may pay more than 20.0% of our net capital gains because we cannot recover payments made in previous years.

Our Adviser will be entitled to incentive compensation for each fiscal quarter in an amount equal to a percentage of the excess of our investment income for that quarter (before deducting incentive compensation) above a threshold return for that quarter. Thus, we may be required to pay our Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or we incur a net loss for that quarter. If we pay an incentive fee of 20.0% of our realized capital gains (net of all realized capital losses and unrealized capital depreciation on a cumulative basis) and thereafter experience additional realized capital losses or unrealized capital depreciation, we will not be able to recover any portion of the incentive fee previously paid.

The involvement of our interested directors in the valuation process may create conflicts of interest.

We expect to make many of our portfolio investments in the form of loans and securities that are not publicly traded and for which no market based price quotation is available. As a result, our board of directors will determine the fair value of these loans and securities in good faith as described in “Determination of Net Asset Value.” In connection with that determination, investment professionals from our Adviser may provide our board of directors with valuations based upon the most recent portfolio company financial statements available and projected financial results of each portfolio company. While we expect that the valuation for at least a portion of our investment portfolio will be reviewed by an independent valuation firm quarterly, the ultimate determination of fair value will be made by our board of directors and not by such third party valuation firm. In addition, Mr. Echausse, who is an interested member of our board of directors, has a direct or indirect pecuniary interest in our Adviser. The participation of Mr. Echausse in our valuation process, and his pecuniary interest in our Adviser, could result in a conflict of interest as our Adviser’s base management fee is based, in part, on the value of our gross assets, and our incentive fees will be based, in part, on realized gains and realized and unrealized losses.

There are conflicts related to other arrangements with our Adviser.

We have entered into a License Agreement with our Adviser under which our Adviser has agreed to grant us a non-exclusive, royalty-free license to use the name “Alcentra.” See “Management Agreements — License Agreement.” This will create conflicts of interest that our board of directors will monitor. For example, under the terms of the License Agreement, we will be unable to preclude our Adviser from licensing or transferring the ownership of the “Alcentra” name to third parties, some of whom may compete against us. Consequently, we will be unable to prevent any damage to goodwill that may occur as a result of the activities of our Adviser or others. Furthermore, in the event the License Agreement is terminated, we will be required to change our name and cease using “Alcentra” as part of our name. Any of these events could disrupt our recognition in the market place, damage any goodwill we may have generated and otherwise harm our business.

The Investment Advisory Agreement was not negotiated on an arm’s length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

The Investment Advisory Agreement was negotiated between related parties. Consequently, its terms, including fees payable to our Adviser, may not be as favorable to us as if they had been negotiated with an unaffiliated third party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights and remedies under this agreement because of our desire to maintain our ongoing relationship with our Adviser. Any such decision, however, would breach our fiduciary obligations to our stockholders.

The time and resources that our Adviser devote to us may be diverted, and we may face additional competition due to the fact that our Adviser and its affiliates are not prohibited from raising money for, or managing, another entity that makes the same types of investments that we target.

Our Adviser and some of its affiliates, including our officers and our interested directors, are not prohibited from raising money for, or managing, another investment entity that makes the same types of investments as those we target. As a result, the time and resources they could devote to us may be diverted. In addition, we may compete with any such investment entity for the same investors and investment opportunities.

Our incentive fee arrangements with our Adviser may vary from those of other investment funds, accounts or investment vehicles that our Adviser may manage in the future, which may create an incentive for our Adviser to devote time and resources to a higher fee-paying fund.

Our Adviser manages private investment funds, accounts and other investment vehicles and may manage other funds, accounts and investment vehicles in the future. If our Adviser is paid a higher performance-based fee from any other fund that it may manage in the future, it may have an incentive to devote more research and development or other activities, and/or recommend the allocation of investment opportunities, to such higher fee-paying fund. For example, to the extent our Adviser’s incentive compensation is not subject to a hurdle or total return requirement with respect to another fund, it may have an incentive to devote time and resources to such other fund. As a result, the investment professionals of our Adviser may devote time and resources to a higher fee-paying fund.

Our Adviser’s liability is limited under the Investment Advisory Agreement and we have agreed to indemnify our Adviser against certain liabilities, which may lead our Adviser to act in a riskier manner on our behalf than it would when acting for its own account.

Under the Investment Advisory Agreement, our Adviser has not assumed any responsibility to us other than to render the services called for under that agreement. It will not be responsible for any action of our board of directors in following or declining to follow our Adviser’s advice or recommendations. Under the Investment Advisory Agreement, our Adviser, its officers, members and personnel, and any person controlling or controlled by our Adviser will not be liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary’s stockholders or partners for acts or omissions performed in accordance with and pursuant to the Investment Advisory Agreement, except those resulting from acts constituting gross negligence, willful misconduct, bad faith or reckless disregard of the duties that our Adviser owes to us under the Investment Advisory Agreement. In addition, as part of the Investment Advisory Agreement, we have agreed to indemnify our Adviser and each of its officers, directors, members, managers and employees from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Investment Advisory Agreement, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of such person’s duties under the Investment Advisory Agreement. These protections may lead our Adviser to act in a riskier manner when acting on our behalf than it would when acting for its own account.

We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.

A number of entities compete with us to make the types of investments that we plan to make. We will compete with public and private funds, other BDCs, commercial and investment banks, commercial financing companies and, to the extent they provide an alternative form of financing, private equity and hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, we believe some of our competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or the source-of-income, asset diversification and distribution requirements we must satisfy to maintain our RIC qualification. The competitive pressures we face may have a material adverse effect on our business, financial condition, results of operations and cash flows. As a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we may not be able to identify and make investments that are consistent with our investment objective.

With respect to the investments we make, we will not seek to compete based primarily on the interest rates we will offer, and we believe that some of our competitors may make loans with interest rates that will be lower than the rates we offer. With respect to all investments, we may lose some investment opportunities if we do not match our competitors’ pricing, terms and structure. However, if we match our competitors’ pricing, terms and structure, we may experience decreased net interest income, lower yields and increased risk of credit loss.

The Limited Partners of Fund III and certain of its affiliates have influence, and may continue to exert influence, over our management and affairs and control over most votes requiring stockholder approval.

The limited partners of Fund III will own a significant portion of our common stock following the completion of this offering. One of the limited partners of Fund III, Alcentra Investments, is an affiliate of our Adviser and wholly-owned by the Alcentra Group. Such entity will own approximately __% of our outstanding shares of common stock following this offering. Therefore, Alcentra Investments and the other limited partners of Fund III may be able to exert influence over our management and policies and have significant voting influence on most votes requiring stockholder approval. This concentration of ownership may also have the effect of delaying, preventing or deterring a change of control of us, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of us and might ultimately affect the market price of our common stock, should a market for our common stock develop.

Our activities may be limited as a result of being controlled by a bank holding company.

BNY Mellon is a bank holding company, or a BHC, under the Bank Holding Company Act of 1956, as amended, or the BHCA, and thereby subject to supervision and regulation by the Federal Reserve. BNY Mellon is also a financial holding company, or a FHC, under the BHCA, which is a status available to BHCs that meet certain criteria. FHCs may engage in a broader range of activities than BHCs that are not FHCs. However, the activities of FHCs and their affiliates remain subject to certain restrictions imposed by the BHCA and related regulations. Because BNY Mellon may be deemed to “control” us within the meaning of the BHCA, these restrictions could apply to us as well. Accordingly, the BHCA and other applicable banking laws, rules, regulations and guidelines, and their interpretation and administration by the appropriate regulatory agencies, including but not limited to the Federal Reserve, may restrict the transactions and relationships between our Adviser, BNY Mellon and their affiliates, on the one hand, and us on the other hand, and may restrict our investments, transactions and operations. For example, the BHCA regulations applicable to BNY Mellon and us may, among other things, restrict our ability to make certain investments or the size of certain investments, impose a maximum holding period on some or all of our investments, and restrict our Adviser’s ability to participate in the management and operations of the companies in which we invest. In addition, certain BHCA regulations may require aggregation of the positions owned, held or controlled by related entities. Thus, in certain circumstances, positions held by BNY Mellon and its affiliates (including our Adviser) for client and proprietary accounts may need to be aggregated with positions held by us. In this case, where BHCA regulations impose a cap on the amount of a position that may be held, BNY Mellon may utilize available capacity to make investments for its proprietary accounts or for the accounts of other clients, which may require us to limit and/or liquidate certain investments.

These restrictions may materially adversely affect us by, among other things, affecting our Adviser’s ability to pursue certain strategies within our investment program or trade in certain securities. In addition, BNY Mellon may cease in the future to qualify as an FHC, which may subject us to additional restrictions. Moreover, there can be no assurance that the bank regulatory requirements applicable to BNY Mellon and us will not change, or that any such change will not have a material adverse effect on us.

BNY Mellon may in the future, in its sole discretion and without notice to investors, engage in activities impacting us and/or our Adviser in order to comply with the BHCA or other legal requirements applicable to, or reduce or eliminate the impact or applicability of any bank regulatory or other restrictions on, BNY Mellon, us or other funds and accounts managed by our Adviser and its affiliates. BNY Mellon may seek to accomplish this result by causing Alcentra NY, LLC to resign as our Adviser, voting for changes to our board of directors, causing BNY Mellon personnel to resign from our board of directors, reducing the amount of BNY Mellon’s investment in us (if any), or any combination of the foregoing, or by such other means as it determines in its sole discretion. Any replacement investment adviser appointed by us may be unaffiliated with BNY Mellon.

The Volcker Rule may impact how we operate our business.

Section 13 of the BHCA, often referred to as the “Volcker Rule,” is expected to impose significant restrictions on BNY Mellon’s ability to sponsor or invest in hedge funds, private equity funds or commodity pools (“covered funds”). We expect and intend that we will not be a covered fund under the Volcker Rule once such rule is fully effective. However, the rules are highly complex, and many aspects of the implementation of the Volcker Rule remain unclear. As a result, we may refrain from engaging in certain activities, including entering into derivative transactions such as interest rate and currency hedging. We are in the process of assessing the impact of the Volcker Rule on our expected operating plans and on our industry. Compliance with the Volcker Rule may have a material adverse effect on our operations and share price.

We will be subject to corporate-level U.S. federal income tax if we are unable to qualify or maintain our qualification as a RIC under Subchapter M of the Code.

To obtain and maintain our qualification as a RIC under Subchapter M of the Code, we must meet certain source-of-income, asset diversification and distribution requirements. The distribution requirement for a RIC is satisfied if we distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders on an annual basis. Because we intend to incur debt, we will be subject to certain asset coverage ratio requirements under the 1940 Act and financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to qualify as a RIC. If we are unable to obtain the necessary distributions, we may fail to qualify as a RIC and, thus, may be subject to corporate-level U.S. federal income tax. To qualify as a RIC, we must also meet certain asset diversification requirements at the end of each calendar quarter. Failure to meet these tests may result in our having to dispose of certain investments quickly in order to prevent the loss of our qualification as a RIC. Because most of our investments will be in private or thinly-traded public companies, any such dispositions may be made at disadvantageous prices and may result in substantial losses. If we fail to qualify as a RIC for any reason and become subject to corporate-level U.S. federal income tax, the resulting corporate income taxes could substantially reduce our net assets, the amount of income available for distributions to our stockholders and the amount of funds available for new investments. Such a failure could have a material adverse effect on us and our stockholders. See “Material U.S. Federal Income Tax Considerations — Taxation as a RIC.”

We may need to raise additional capital to grow because we must distribute most of our income.

We may need additional capital to fund new investments and grow our portfolio of investments. We intend to access the capital markets periodically to issue debt or equity securities or borrow from financial institutions in order to obtain such additional capital. Unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. A reduction in the availability of new capital could limit our ability to grow. In addition, we will be required to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders to maintain our qualification as a RIC. As a result, these earnings will not be available to fund new investments. An inability on our part to access the capital markets successfully could limit our ability to grow our business and execute our business strategy fully and could decrease our earnings, if any, which would have an adverse effect on the value of our securities.

You may not receive distributions, or our distributions may not grow over time.

We intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this prospectus. Due to the asset coverage test applicable to us under the 1940 Act as a BDC, we may be limited in our ability to make distributions. All distributions will be made at the discretion of our board of directors and will depend on our earnings, financial condition, maintenance of RIC status, compliance with applicable BDC and such other factors as our board of directors may deem relative from time to time. We cannot assure you that we will make distributions to our stockholders in the future.

We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income.

For U.S. federal income tax purposes, we will include in income certain amounts that we have not yet received in cash, such as the accrual of original issue discount. This may arise if we receive warrants in connection with the making of a loan and in other circumstances, or through contracted PIK interest, which represents contractual interest added to the loan balance and due at the end of the loan term. Such original issue discount, which could be significant relative to our overall investment activities, and increases in loan balances as a result of contracted PIK arrangements will be included in income before we receive any corresponding cash payments. We also may be required to include in income certain other amounts that we will not receive in cash.

Since in certain cases we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirement to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to maintain our qualification as a RIC. In such a case, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If we are not able to obtain such cash from other sources, we may fail to qualify as a RIC and thus be subject to corporate-level income tax. See “Material U.S. Federal Income Tax Considerations — Taxation as a RIC.”

PIK interest payments we receive will increase our assets under management and, as a result, will increase the amount of base management fees and incentive fees payable by us to our Adviser.

Certain of our debt investments may contain provisions providing for the payment of PIK interest. Because PIK interest results in an increase in the size of the loan balance of the underlying loan, the receipt by us of PIK interest will have the effect of increasing our assets under management. As a result, because the base management fee that we pay to our Adviser is based on the value of our gross assets, the receipt by us of PIK interest will result in an increase in the amount of the base management fee payable by us. In addition, any such increase in a loan balance due to the receipt of PIK interest will cause such loan to accrue interest on the higher loan balance, which will result in an increase in our pre-incentive fee net investment income and, as a result, an increase in incentive fees that are payable by us to our Adviser.

To the extent original issue discount and PIK interest constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash representing such income.

Our investments may include original issue discount, or OID, instruments and contractual PIK interest. To the extent OID or PIK interest constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

•	OID instruments may have higher yields, which reflect the payment deferral and credit risk associated with these instruments;
•	Because we may be required to distribute amounts attributable to OID accruals, such OID accruals may create uncertainty about the source of our distributions to stockholders;
•	OID and PIK instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of the collateral;
•	PIK interest typically has the effect of increasing the outstanding principal amount of a loan, resulting in a borrower owing more at the end of the term of the loan than what it owed when the loan was originated; and
•	OID and PIK instruments may represent a higher credit risk than coupon loans.

Regulations governing our operation as a BDC affect our ability to, and the way in which we raise additional capital. As a BDC, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage.

We may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we will be permitted as a BDC to issue senior securities in amounts such that our asset coverage ratio, as defined in the 1940 Act, equals at least 200% of our gross assets less all liabilities and indebtedness not represented by senior securities, after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments at a time when such sales may be disadvantageous to us in order to repay a portion of our indebtedness. Also, any amounts that we use to service our indebtedness would not be available for distributions to our common stockholders. If we issue senior securities, we will be exposed to typical risks associated with leverage, including an increased risk of loss.

We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below then-current net asset value per share of our common stock if our board of directors determines that such sale is in our best interests, and if our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the market value of such securities (less any distributing commission or discount). If we raise additional funds by issuing common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our stockholders at that time will decrease, and you may experience dilution.

We may be unable to enter into the Credit Facility on commercially reasonable terms, or at all, which would have a material adverse effect on our business, financial condition and results of operations.

We have received commitments to enter the Credit Facility, which we expect will become effective concurrent with the completion of this offering. Upon the closing of this offering, we expect to have approximately $[•] million in available borrowings under the Credit Facility to finance additional investments, subject to our compliance with the asset coverage requirements of the 1940 Act described above. We cannot assure you that we will be able to enter into the Credit Facility on the terms contemplated by the commitment letter, or at all. In the event we are unable to enter into the Credit Facility (or enter into a similar facility), our business could be adversely affected, which would have a material adverse effect on our business, financial condition and results of operations.

We intend to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us.

The use of leverage magnifies the potential for gain or loss on amounts invested. The use of leverage is generally considered a speculative investment technique and increases the risks associated with investing in our securities. However, we intend to borrow from, and may in the future issue debt securities to, banks, insurance companies and other lenders. Lenders of these funds will have fixed dollar claims on our assets that are superior to the claims of our common stockholders, and we would expect such lenders to seek recovery against our assets in the event of a default. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instruments we may enter into with lenders. In addition, under the terms of the Credit Facility and any borrowing facility or other debt instrument we may enter into, we are likely to be required to use the net proceeds of any investments that we sell to repay a portion of the amount borrowed under such facility or instrument before applying such net proceeds to any other uses. If the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged, thereby magnifying losses or eliminating our stake in a leveraged investment. Similarly, any decrease in our revenue or income will cause our net income to decline more sharply than it would have had we not borrowed. Such a decline would also negatively affect our ability to make distributions with respect to our common stock or preferred stock. Our ability to service any debt will depend largely on our financial performance and will be subject to prevailing economic conditions and competitive pressures. Moreover, as the base management fee payable to our Adviser will be payable based on the value of our gross assets, including those assets acquired through the use of leverage, our Adviser will have a financial incentive to incur leverage, which may not be consistent with our stockholders’ interests. In addition, our common stockholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the base management fee payable to our Adviser.

As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings (other than potential leverage in future SBIC subsidiaries, should we receive an SBIC license(s), subject to exemptive relief) and any preferred stock that we may issue in the future, of at least 200%. If this ratio declines below 200%, we will not be able to incur additional debt and could be required to sell a portion of our investments to repay some debt when it is otherwise disadvantageous for us to do so. This could have a material adverse effect on our operations, and we may not be able to make distributions. The amount of leverage that we employ will depend on our Adviser’s and our board of directors’ assessment of market and other factors at the time of any proposed borrowing. We cannot assure you that we will be able to obtain credit at all or on terms acceptable to us.

Illustration.  The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual results may be higher or lower than those appearing below.

Assumed Return on Our Portfolio(1)
(in percent)

Assumed Return on Portfolio (Net of Expenses)	-10	-5	0	5	10
Corresponding net return to common stockholder

(1)	Assumes $[•] million in total assets, $[•] million in debt outstanding, $[•] million in net assets, and an average cost of funds of [•]%. Actual interest payments may be different.

In addition, our debt facilities may impose financial and operating covenants that restrict our business activities, including limitations that hinder our ability to finance additional loans and investments or to make the distributions required to maintain our qualification as a RIC under the Code.

We may default under the Credit Facility or any future borrowing facility we enter into or be unable to amend, repay or refinance any such facility on commercially reasonable terms, or at all, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In the event we default under the Credit Facility or any other future borrowing facility, our business could be adversely affected as we may be forced to sell a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support working capital requirements under the Credit Facility or such future borrowing facility, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under the Credit Facility or such future borrowing facility could assume control of the disposition of any or all of our assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Because we intend to use debt to finance our investments, if market interest rates were to increase, our cost of capital could increase, which could reduce our net investment income.

Because we borrow money to make investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates would not have a material adverse effect on our net investment income in the event we use debt to finance our investments. In periods of rising interest rates, our cost of funds would increase, which could reduce our net investment income. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. There is no limit on our ability to enter derivative transactions.

In addition, a rise in the general level of interest rates typically leads to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates may result in an increase of the amount of our pre-incentive fee net investment income and, as a result, an increase in incentive fees payable to our Adviser.

Provisions in the Credit Facility or any other future borrowing facility may limit our discretion in operating our business.

The Credit Facility will be, and any future borrowing facility may be, backed by all or a portion of our loans and securities on which the lenders will or, in the case of a future facility, may have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, any security interests as well as negative covenants under the Credit Facility or any other borrowing facility may provide may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under the Credit Facility or any other borrowing facility were to decrease, we would be required to secure additional assets in an amount equal to any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under the Credit Facility or any other borrowing facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make stockholder distributions.

In addition, under the Credit Facility we will be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under the Credit Facility or any other borrowing facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition. This could reduce our revenues and, by delaying any cash payment allowed to us under the Credit Facility or any other borrowing facility until the lenders have been paid in full, reduce our liquidity and cash flow and impair our ability to grow our business and maintain our qualification as a RIC.

Adverse developments in the credit markets may impair our ability to enter into any other future borrowing facility.

During the economic downturn in the United States that began in mid-2007, many commercial banks and other financial institutions stopped lending or significantly curtailed their lending activity. In addition, in an effort to stem losses and reduce their exposure to segments of the economy deemed to be high risk, some financial institutions limited refinancing and loan modification transactions and reviewed the terms of existing facilities to identify bases for accelerating the maturity of existing lending facilities. If these conditions recur, it may be difficult for us to enter into a new borrowing facility, obtain other financing to finance the growth of our investments, or refinance any outstanding indebtedness on acceptable economic terms, or at all.

If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC or be precluded from investing according to our current business strategy.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. See “Regulation — Qualifying Assets.”

We believe that most of the investments that we may acquire in the future will constitute qualifying assets. However, we may be precluded from investing in what we believe to be attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we could violate the 1940 Act provisions applicable to BDCs. As a result of such violation, specific rules under the 1940 Act could prevent us, for example, from making follow-on investments in existing portfolio companies (which could result in the dilution of our position) or could require us to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. If we need to dispose of such investments quickly, it could be difficult to dispose of such investments on favorable terms. We may not be able to find a buyer for such investments and, even if we do find a buyer, we may have to sell the investments at a substantial loss. Any such outcomes would have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we do not maintain our status as a BDC, we would be subject to regulation as a registered closed-end investment company under the 1940 Act. As a registered closed-end investment company, we would be subject to substantially more regulatory restrictions under the 1940 Act which would significantly decrease our operating flexibility.

A general increase in interest rates will likely have the effect of increasing our net investment income, which would make it easier for our Adviser to receive incentive fees.

Given the structure of the Investment Advisory Agreement with our Adviser, any general increase in interest rates will likely have the effect of making it easier for our Adviser to meet the quarterly hurdle rate for payment of income incentive fees under the Investment Advisory Agreement without any additional increase in relative performance on the part of our Adviser. In addition, in view of the catch-up provision applicable to income incentive fees under the Investment Advisory Agreement, our Adviser could potentially receive a significant portion of the increase in our investment income attributable to such a general increase in interest rates. If that were to occur, our increase in net earnings, if any, would likely be significantly smaller than the relative increase in our Adviser’s income incentive fee resulting from such a general increase in interest rates.

Most of our portfolio investments will be recorded at fair value as determined in good faith by our board of directors and quoted prices or observable inputs may not be available to determine such values, resulting in the use of significant unobservable inputs in our quarterly valuation process

We expect that most of our portfolio investments will take the form of securities that are not publicly traded. The fair value of loans, securities and other investments that are not publicly traded may not be readily determinable, and we will value these investments at fair value as determined in good faith by our board of directors, including to reflect significant events affecting the value of our investments. Most, if not all, of our investments (other than cash and cash equivalents) will be classified as Level 3 under Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, or ASC Topic 820. This means that our portfolio valuations will be based on unobservable inputs and our own assumptions about how market participants would price the asset or liability in question. We expect that inputs into the determination of fair value of our portfolio investments will require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. We expect to retain the services of one or more independent service providers to review the valuation of these loans and securities. The types of factors that the board of directors may take into account in determining the fair value of our investments generally include, as appropriate, comparison to publicly traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these loans and securities existed. Our net asset value could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such loans and securities.

We will adjust quarterly the valuation of our portfolio to reflect our board of directors’ determination of the fair value of each investment in our portfolio. Any changes in fair value are recorded in our statement of operations as net change in unrealized appreciation or depreciation.

We will be restricted in our ability to enter into transactions with entities deemed to be our affiliates, which may limit the scope of investments available to us.

As a BDC, we are prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without, among other things, the prior approval of a majority of our independent directors who, have no financial interest in the transaction, or in some cases, the prior approval of the SEC. For example, any person that owns, directly or indirectly, 5% or more of our outstanding voting securities is deemed our affiliate for purposes of the 1940 Act and, if this is the only reason such person is our affiliate, we are generally prohibited from buying any asset from or selling any asset (other than our capital stock) to such affiliate, absent the prior approval of such directors. The 1940 Act also prohibits “joint” transactions with an affiliate, which could include joint investments in the same portfolio company, without approval of our independent directors or, in some cases, the prior approval of the SEC. Moreover, except in certain limited circumstances, we are prohibited from buying any asset from or selling any asset to a holder of more than 25% of our voting securities, absent prior approval of the SEC. The analysis of whether a particular transaction constitutes a joint transaction requires a review of the relevant facts and circumstances then existing.

We and our Adviser may apply for exemptive relief from the SEC under the 1940 Act, which, if granted, would allow additional latitude to co-invest. However, there is no assurance that we will obtain such relief. In the event the SEC does not grant us relief, we will be limited in our ability to invest in certain portfolio companies in which the Adviser or any of its respective affiliates are investing or are invested. Even if we are able to obtain exemptive relief, we will be unable to participate in certain transactions originated by the Adviser or its respective affiliates prior to receipt of such relief.

We may experience fluctuations in our quarterly operating results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including the interest rate payable on the loans and debt securities we acquire, the default rate on such loans and securities, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. In light of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

We are an “emerging growth company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are and we will remain an “emerging growth company” as defined in the JOBS Act until the earlier of (a) the last day of the fiscal year (i) following the fifth anniversary of the completion of this offering, (ii) in which we have total annual gross revenue of at least $1.0 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (b) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. For so long as we remain an “emerging growth company” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find our common stock less attractive because we will rely on some or all of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or the subsequent testing by our independent registered public accounting firm (when undertaken, as noted below), may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We will be required to disclose changes made in our internal control and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

Changes in laws or regulations governing our operations or the operations of our portfolio companies, changes in the interpretation thereof or newly enacted laws or regulations, such as the Dodd-Frank Act, and any failure by us or our portfolio companies to comply with these laws or regulations, could require changes to certain business practices of us or our portfolio companies, negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies.

We and our portfolio companies are subject to regulation by laws and regulations at the local, state, federal and, in some cases, foreign levels. These laws and regulations, as well as their interpretation, may be changed from time to time, and new laws and regulations may be enacted. Accordingly, any change in these laws or regulations, changes in their interpretation, or newly enacted laws or regulations and any failure by us or our portfolio companies to comply with these laws or regulations, could require changes to certain business practices of us or our portfolio companies, negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies.

On July 21, 2010, President Obama signed into law the Dodd-Frank Act. Many of the provisions of the Dodd-Frank Act have had extended implementation periods and delayed effective dates and have required extensive rulemaking by regulatory authorities. While many of the rules required to be written have been promulgated, some have not yet been implemented. Many of these rules may be implemented in 2013. Although the full impact of the Dodd-Frank Act on us and our portfolio companies may not be known for an extended period of time, the Dodd-Frank Act, including the rules implementing its provisions and the interpretation of those rules, along with other legislative and regulatory proposals directed at the financial services industry or affecting taxation that are proposed or pending in the U.S. Congress, may negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies, intensify the regulatory supervision of us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies.

Additionally, changes to the laws and regulations governing our operations related to permitted investments may cause us to alter our investment strategy in order to avail ourselves of new or different opportunities. Such changes could result in material differences to the strategies and plans set forth in this prospectus and may shift our investment focus from the areas of expertise of our Adviser to other types of investments in which our Adviser may have little or no expertise or experience. Any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

Our portfolio companies in the healthcare and pharmaceutical services industry sector are subject to extensive government regulation and certain other risks particular to that industry.

We expect that one of our key industry sectors for investment will be healthcare and pharmaceutical services. Our investments in portfolio companies that operate in this sector are subject to certain significant risks particular to that industry. The laws and rules governing the business of healthcare companies and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force our portfolio companies engaged in healthcare to change how they do business, restrict revenue, increase costs, change reserve levels and change business practices. Healthcare companies often must obtain and maintain regulatory approvals to market many of their products, change prices for certain regulated products and consummate some of their acquisitions and divestitures. Delays in obtaining or failing to obtain or maintain these approvals could reduce revenue or increase costs. Policy changes on the local, state and federal level, such as the expansion of the government’s role in the healthcare arena and alternative assessments and tax increases specific to the healthcare industry or healthcare products as part of federal health care reform initiatives, could fundamentally change the dynamics of the healthcare industry. In particular, recently enacted health insurance reform, including The Patient Protection and Affordable Care Act and The Health Care and Education Reconciliation Act of 2010, or Health Insurance Reform Legislation, could have a significant effect on our portfolio companies in this industry sector. As Health Insurance Reform Legislation is implemented, our portfolio companies in this industry sector may be forced to change how they do business. We can give no assurance that these portfolio companies will be able to adapt successfully in response to these changes. Any of these factors could materially adversely affect the operations of a portfolio company in this industry sector and, in turn, impair our ability to timely collect principal and interest payments owed to us.

Any of these factors could materially adversely affect the operations of a portfolio company in this industry sector and, in turn, impair our ability to timely collect principal and interest payments owed to us.

Our portfolio companies in the defense, homeland security and government services industry sector are subject to certain risks particular to that industry.

We expect that one of our key industry sectors for investment will be defense, homeland security and government services. Investments in this sector are subject to certain significant risks particular to that industry. These businesses depend upon continued U.S. government expenditures on defense, homeland security and other services. These expenditures have not remained constant over time, have been reduced in certain periods and, recently, have been affected by the U.S. government’s efforts to improve efficiency and reduce costs affecting federal government programs generally. These expenditures are also subject to budgetary constraints affecting U.S. government spending generally or specific agencies in particular. In addition, these companies may be affected in the future by the inability by the U.S. government to fund its operations as a result of a failure to increase the federal government’s debt ceiling, a credit downgrade of U.S. government obligations or for any other reason. Furthermore, these businesses are generally subject to changes in the political climate and general economic conditions, including a slowdown of the economy or unstable economic conditions and responses to conditions, such as emergency spending, that reduce funds available for other government priorities.

Portfolio companies operating in the defense, homeland security and government services industry sector may be required to comply with laws and regulations relating to the formation, administration, and performance of U.S. government contracts. Such laws and regulations may potentially impose added costs on these businesses and may subject them to civil or criminal penalties, termination of U.S. government contracts, and/or suspension or debarment from contracting with federal agencies, in the event they fail to comply. Further, these portfolio companies may derive significant amounts of their revenue from contracts awarded through a competitive bidding process. Their revenue may be adversely affected if they are unable to compete effectively in the process or there are delays caused by their competitors protecting contract awards.

Any of these factors could materially adversely affect the operations of a portfolio company in this industry sector and, in turn, impair our ability to timely collect principal and interest payments owed to us.

Our board of directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval.

Our board of directors has the authority, except as otherwise provided in the 1940 Act, to modify or waive certain of our operating policies and strategies without prior notice and without stockholder approval. However, absent stockholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and the market price of our common stock. Nevertheless, any such changes could adversely affect our business and impair our ability to make distributions to our stockholders.

Our common stockholders will bear the expenses associated with our borrowings, and the holders of our debt securities will have certain rights senior to our common stockholders.

If in the future we issue debt securities and/or preferred stock, all of the costs of offering and servicing such debt and/or preferred stock, including interest thereon, will be borne by our common stockholders. The interests of the holders of any debt and/or preferred stock we may issue will not necessarily be aligned with the interests of our common stockholders. In particular, the rights of holders of our debt and/or preferred stock to receive interest or principal repayment will be senior to those of our common stockholders. In addition, we may grant a lender a security interest in a significant portion or all of our assets, even if the total amount we may borrow from such lender is less than the amount of such lender's security interest in our assets.

Our board of directors is authorized to reclassify any unissued shares of common stock into one or more classes of preferred stock, which could convey special rights and privileges to its owners.

Under Maryland General Corporation Law and our charter, our board of directors is authorized to classify and reclassify any authorized but unissued shares of stock into one or more classes of stock, including preferred stock. Prior to issuance of shares of each class or series, the board of directors will be required by Maryland law and our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to stockholder distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or that otherwise might be in their best interest. The cost of any such reclassification would be borne by our common stockholders. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, the 1940 Act provides that holders of preferred stock are entitled to vote separately from holders of common stock to elect two preferred stock directors. We currently have no plans to issue preferred stock. The issuance of preferred shares convertible into shares of common stock may also reduce the net income and net asset value per share of our common stock upon conversion, provided, that we will only be permitted to issue such convertible preferred stock to the extent we comply with the requirements of Section 61 of the 1940 Act, including obtaining common stockholder approval. These effects, among others, could have an adverse effect on your investment in our common stock.

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

The Maryland General Corporation Law and our charter and bylaws contain provisions that may discourage, delay or make more difficult a change in control of Alcentra Capital Corp. or the removal of our directors. We are subject to the Maryland Business Combination Act, subject to any applicable requirements of the 1940 Act. Our board of directors has adopted a resolution exempting from the Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by our board of directors, including approval by a majority of our independent directors. If the resolution exempting business combinations is repealed or our board of directors does not approve a business combination, the Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer. Our bylaws exempt from the Maryland Control Share Acquisition Act acquisitions of our stock by any person. If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act, the Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction.

We have also adopted measures that may make it difficult for a third party to obtain control of us, including provisions of our charter classifying our board of directors in three classes serving staggered three-year terms, and authorizing our board of directors to classify or reclassify shares of our stock in one or more classes or series, to cause the issuance of additional shares of our stock, to amend our charter without stockholder approval and to increase or decrease the number of shares of stock that we have authority to issue. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders. See “Description of Our Capital Stock — Certain Provisions of the Maryland General Corporation Law and our Charter and Bylaws.”

Our Adviser can resign as our investment adviser upon 60 days’ notice and we may not be able to find a suitable replacement within that time, or at all, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

Our Adviser has the right under the Investment Advisory Agreement to resign as our investment adviser at any time upon not less than 60 days’ written notice, whether we have found a replacement or not. If our Adviser was to resign, we may not be able to find a new investment adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions to our stockholders are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and investment activities, as applicable, is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our Adviser. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.

We are highly dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to make distributions to our stockholders.

Our business is highly dependent on the communications and information systems of our Adviser. In addition, certain of these systems are provided to our Adviser by third party service providers. Any failure or interruption of such systems, including as a result of the termination of an agreement with any such third party service provider, could cause delays or other problems in our activities. This, in turn, could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to make distributions to our stockholders.

If we receive qualification from the SBA to be licensed as an SBIC but we are unable to comply with SBA regulations after the SBIC subsidiary is licensed as an SBIC, our business plan and investment objective could be adversely affected.

We intend to apply for a license to form an SBIC subsidiary; however, the application is subject to approval by the United States Small Business Administration, or the SBA, and we can make no assurances that the SBA will approve our application. If we receive this qualification, we will become subject to SBA regulations that may constrain our activities. We may need to make allowances in our investment activity to comply with SBA regulations. In addition, SBA regulations may impose parameters on our business operations and investment objective that are different than what we otherwise would do if we were not subject to these regulations. Failure to comply with the SBA regulations could result in the loss of the SBIC license and the resulting inability to participate in the SBA-sponsored debenture program. The SBA also limits the maximum amount that may be borrowed by any single SBIC. The SBA prohibits, without prior SBA approval, a “change of control” of an SBIC or transfers that would result in any person (or a group of persons acting in concert) owning 10% or more of a class of capital stock of a licensed SBIC. A “change of control” is any event which would result in the transfer of the power, direct or indirect, to direct the management and policies of an SBIC, whether through ownership, contractual arrangements or otherwise. To the extent that we obtain an SBIC license, this would prohibit a change of control of our SBIC subsidiary without prior SBA approval. If we are unable to comply with SBA regulations, our business plan and growth strategy could be materially adversely affected.

Risks Related to our Investments

Our investments are risky and highly speculative, and the lower middle-market companies we target may have difficulty accessing the capital markets to meet their future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

Investing in lower middle-market companies involves a number of significant risks, including:

•	these companies may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;
•	they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;
•	they are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;
•	they generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position;
•	they may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity; and
•	a portion of our income may be non-cash income, such as contractual PIK interest, which represents interest added to the loan balance and due at the end of the loan term. Instruments bearing PIK interest typically carry higher interest rates as a result of their payment deferral and increased credit risk. When we recognize income in connection with PIK interest, there is a risk that such income may become uncollectable if the borrower defaults.

Investing in lower middle-market companies involves a high degree of risk and our financial results may be affected adversely if one or more of our significant portfolio investments defaults on its loans or fails to perform as we expect.

Our portfolio consists primarily of debt and equity investments in lower middle-market companies. Investing in lower middle-market companies involves a number of significant risks. Typically, the debt in which we invest is not initially rated by any rating agency; however, we believe that if such investments were rated, they would be below investment grade. Compared to larger publicly owned companies, these lower middle-market companies may be in a weaker financial position and experience wider variations in their operating results, which may make them more vulnerable to economic downturns and other business disruptions. Typically, these companies need more capital to compete; however, their access to capital is limited and their cost of capital is often higher than that of their competitors. Our portfolio companies face intense competition from larger companies with greater financial, technical and marketing resources and their success typically depends on the managerial talents and efforts of an individual or a small group of persons. Therefore, the loss of any of their key employees could affect a portfolio company’s ability to compete effectively and harm its financial condition. Further, some of these companies conduct business in regulated industries that are susceptible to regulatory changes. These factors could impair the cash flow of our portfolio companies and result in other events, such as bankruptcy. These events could limit a portfolio company’s ability to repay its obligations to us, which may have an adverse effect on the return on, or the recovery of, our investment in these businesses. Deterioration in a borrower’s financial condition and prospects may be accompanied by deterioration in the value of the loan’s collateral and the fair market value of the loan.

Some of these companies cannot obtain financing from public capital markets or from traditional credit sources, such as commercial banks. Accordingly, loans made to these types of companies pose a higher default risk than loans made to companies that have access to traditional credit sources.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of the portfolio companies in which we expect to make investments, including those currently included in our initial portfolio, are likely to be susceptible to economic slowdowns or recessions and may be unable to repay our loans during such periods. Therefore, the portion of our investment portfolio composed of non-performing assets are likely to increase and the value of our portfolio is likely to decrease during such periods. Adverse economic conditions may decrease the value of collateral securing some of our loans and debt securities and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing our investments and harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its assets, which could trigger cross-defaults under other agreements and jeopardize our portfolio company’s ability to meet its obligations under the loans and debt securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company. In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the borrower’s business or exercise control over a borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken if we render significant managerial assistance to the borrower. Furthermore, if one of our portfolio companies were to file for bankruptcy protection, a bankruptcy court might re-characterize our debt holding and subordinate all or a portion of our claim to claims of other creditors, even though we may have structured our investment as senior secured debt. The likelihood of such a re-characterization would depend on the facts and circumstances, including the extent to which we provided managerial assistance to that portfolio company.

Our investments in leveraged portfolio companies may be risky, and we could lose all or part of our investment.

Investment in leveraged companies involves a number of significant risks. Leveraged companies in which we invest may have limited financial resources and may be unable to meet their obligations under their loans and debt securities that we hold. Such developments may be accompanied by deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees that we may have obtained in connection with our investment. Smaller leveraged companies also may have less predictable operating results and may require substantial additional capital to support their operations, finance their expansion or maintain their competitive position.

We may hold the loans and debt securities of leveraged companies that may, due to the significant operating volatility typical of such companies, enter into bankruptcy proceedings.

Leveraged companies may experience bankruptcy or similar financial distress. The bankruptcy process has a number of significant inherent risks. Many events in a bankruptcy proceeding are the product of contested matters and adversary proceedings and are beyond the control of the creditors. A bankruptcy filing by a portfolio company may adversely and permanently affect that company. If the proceeding is converted to a liquidation, the value of the portfolio company may not equal the liquidation value that was believed to exist at the time of the investment. The duration of a bankruptcy proceeding is also difficult to predict, and a creditor’s return on investment can be adversely affected by delays until the plan of reorganization or liquidation ultimately becomes effective. The administrative costs in connection with a bankruptcy proceeding are frequently high and would be paid out of the debtor’s estate prior to any return to creditors. Because the standards for classification of claims under bankruptcy law are vague, our influence with respect to the class of securities or other obligations we own may be lost by increases in the number and amount of claims in the same class or by different classification and treatment. In the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. In addition, certain claims that have priority by law (for example, claims for taxes) may be substantial.

Our investments in private and middle-market portfolio companies are risky, and we could lose all or part of our investment.

Investment in private and middle-market companies involves a number of significant risks. Generally, little public information exists about these companies, and we will rely on the ability of our Adviser’s investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. Middle-market companies may have limited financial resources and may be unable to meet their obligations under their loans and debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees we may have obtained in connection with our investment. In addition, such companies typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. Additionally, middle-market companies are more likely to depend on the management talents and efforts of a small group of persons. Therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on one or more of the portfolio companies we invest in and, in turn, on us. Middle-market companies also may be parties to litigation and may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence. In addition, our executive officers, directors and Adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in portfolio companies.

The lack of liquidity in our investments may adversely affect our business.

All of our assets may be invested in illiquid loans and securities, and a substantial portion of our investments in leveraged companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than more broadly traded public securities. The illiquidity of these investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. Also, as noted above, we may be limited or prohibited in our ability to sell or otherwise exit certain positions in our initial portfolio as such a transaction could be considered a joint transaction prohibited by the 1940 Act.

Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by our board of directors. As part of the valuation process, we may take into account the following types of factors, if relevant, in determining the fair value of our investments:

•	available current market data, including relevant and applicable market trading and transaction comparables;
•	applicable market yields and multiples;
•	security covenants;
•	call protection provisions;
•	information rights;
•	the nature and realizable value of any collateral;
•	the portfolio company’s ability to make payments, its earnings and discounted cash flows and the markets in which it does business;
•	comparisons of financial ratios of peer companies that are public;
•	comparable merger and acquisition transactions; and
•	the principal market and enterprise values.

When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation. We record decreases in the market values or fair values of our investments as unrealized depreciation. Declines in prices and liquidity in the corporate debt markets may result in significant net unrealized depreciation in our portfolio. The effect of all of these factors on our portfolio may reduce our net asset value by increasing net unrealized depreciation in our portfolio. Depending on market conditions, we could incur substantial realized losses and may suffer additional unrealized losses in future periods, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Beyond the asset diversification requirements associated with our qualification as a RIC under the Code, we do not have fixed guidelines for diversification. To the extent that we assume large positions in the securities of a small number of issuers or our investments are concentrated in relatively few industries, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company.

Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.

Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as “follow-on” investments, in seeking to:

•	increase or maintain in whole or in part our position as a creditor or equity ownership percentage in a portfolio company;
•	exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or
•	preserve or enhance the value of our investment.

We have discretion to make follow-on investments, subject to the availability of capital resources. Failure on our part to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our level of risk, because we prefer other opportunities or because we are inhibited by compliance with BDC requirements of the 1940 Act or the desire to maintain our qualification as a RIC.

Because we generally do not hold controlling equity interests in our portfolio companies, we may not be able to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments.

We will not hold controlling equity positions in any of the portfolio companies included in our portfolio and, although we may do so in the future, we do not currently intend to hold controlling equity positions in our portfolio companies (including those included in our portfolio). As a result, we will be subject to the risk that a portfolio company may make business decisions with which we disagree, and that the management and/or stockholders of a portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity of the debt and equity investments that we expect to hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company and may therefore suffer a decrease in the value of our investments.

Defaults by our portfolio companies will harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its assets. This could trigger cross-defaults under other agreements and jeopardize such portfolio company’s ability to meet its obligations under the loans or debt or equity securities that we hold.

We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and ability to make stockholder distributions and result in a decline in the market price of our shares.

We will be subject to the risk that the debt investments we make in our portfolio companies may be repaid prior to maturity. We expect that our investments will generally allow for repayment at any time subject to certain penalties. When this occurs, we intend to generally reinvest these proceeds in temporary investments, pending their future investment in accordance with our investment strategy. These temporary investments will typically have substantially lower yields than the debt being prepaid, and we could experience significant delays in reinvesting these amounts. Any future investment may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elects to prepay amounts owed to us. Additionally, prepayments could negatively impact our ability to make, or the amount of, stockholder distributions with respect to our common stock, which could result in a decline in the market price of our shares.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We intend to invest a portion of our capital in second lien and subordinated loans issued by our portfolio companies. The portfolio companies usually have, or may be permitted to incur, other debt that ranks equally with, or senior to, the loans in which we invest. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the loans in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying senior creditors, a portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with loans in which we invest, we would have to share any distributions on an equal and ratable basis with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

Additionally, certain loans that we may make to portfolio companies may be secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the portfolio company under the agreements governing the loans. The holders of obligations secured by first priority liens on the collateral will generally control the liquidation of, and be entitled to receive proceeds from, any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds were not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the portfolio company’s remaining assets, if any.

We may also make unsecured loans to portfolio companies, meaning that such loans will not benefit from any interest in collateral of such companies. Liens on such portfolio companies’ collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured loan agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured loan obligations after payment in full of all secured loan obligations. If such proceeds were not sufficient to repay the outstanding secured loan obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of such senior debt. Under a typical intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens:

•	the ability to cause the commencement of enforcement proceedings against the collateral;
•	the ability to control the conduct of such proceedings;
•	the approval of amendments to collateral documents;
•	releases of liens on the collateral; and
•	waivers of past defaults under collateral documents.

We may not have the ability to control or direct such actions, even if our rights are adversely affected.

If we make subordinated investments, the obligors or the portfolio companies may not generate sufficient cash flow to service their debt obligations to us.

We may make subordinated investments that rank below other obligations of the obligor in right of payment. Subordinated investments are subject to greater risk of default than senior obligations as a result of adverse changes in the financial condition of the obligor or economic conditions in general. If we make a subordinated investment in a portfolio company, the portfolio company may be highly leveraged, and its relatively high debt-to-equity ratio may create increased risks that its operations might not generate sufficient cash flow to service all of its debt obligations.

The disposition of our investments may result in contingent liabilities.

We currently expect that substantially all of our investments will involve loans and private securities. In connection with the disposition of an investment in loans and private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to potential liabilities. These arrangements may result in contingent liabilities that ultimately result in funding obligations that we must satisfy through our return of distributions previously made to us.

We may not realize gains from our equity investments.

When we invest in loans and debt securities, we may acquire warrants or other equity securities of portfolio companies as well. We may also invest in equity securities directly. To the extent we hold equity investments, we will attempt to dispose of them and realize gains upon our disposition of them. However, the equity interests we receive may not appreciate in value and may decline in value. As a result, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Our investments in non-U.S. companies may involve significant risks in addition to the risks inherent in U.S. investments.

Our investment strategy contemplates potential investments in securities of non-U.S. companies to the extent permissible under the 1940 Act. See “Regulation — Qualifying Assets” for a discussion of our ability, as a BDC, to invest in securities of non-U.S. companies. Investing in non-U.S. companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of non-U.S. taxes (potentially at confiscatory levels), less liquid markets, less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.

Our investments that are denominated in a non-U.S. currency will be subject to the risk that the value of a particular currency will change in relation to the U.S. dollar. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

We may expose ourselves to risks if we engage in hedging transactions.

Subject to application of the Volcker Rule, the 1940 Act and applicable CFTC regulations, we may enter into hedging transactions, which may expose us to risks associated with such transactions. Such hedging may utilize instruments such as forward contract currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Use of these hedging instruments may include counter-party credit risk. See, “— Risks Relating to Our Business and Structure — The Volcker Rule may impact how we operate our business.”

Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

The success of any hedging transactions we may enter into will depend on our ability to correctly predict movements in currencies and interest rates. Therefore, while we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to (or be able to) establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations. See also “— Risks Relating to Our Business and Structure — The Volcker Rule may impact how we operate our business.”

Risks Relating to This Offering

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that the market price of shares of our common stock will not decline following the offering.

We cannot assure you that a trading market will develop for our common stock after this offering or, if one develops, that such trading market can be sustained. We have applied to have our common stock listed on The Nasdaq Global Select Market, but we cannot assure you that our application will be approved. In addition, we cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which it may trade after our initial public offering. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and related offering expenses. Also, shares of closed-end investment companies, including BDCs, frequently trade at a discount from their net asset value. This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value per share of common stock may decline. We cannot predict whether our common stock will trade at, above or below net asset value. The risk of loss associated with this characteristic of closed-end management investment companies may be greater for investors expecting to sell shares of common stock purchased in the offering soon after the offering. In addition, if our common stock trades below its net asset value, we will generally not be able to sell additional shares of our common stock to the public at its market price without first obtaining the approval of a majority of our stockholders (including a majority of our unaffiliated stockholders) and our independent directors for such issuance.

There is a risk that you may not receive distributions or that our distributions may not grow over time and a portion of our distributions may be a return of capital.

We intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this prospectus. Due to the asset coverage test applicable to us under the 1940 Act as a BDC, we may be limited in our ability to make distributions. In addition, for so long as the Credit Facility or any other borrowing facility that we enter into, is outstanding, we anticipate that we may be required by its terms to use all payments of interest and principal that we receive from our current investments as well as any proceeds received from the sale of our current investments to repay amounts outstanding thereunder, which could adversely affect our ability to make distributions.

When we make distributions, we will be required to determine the extent to which such distributions are paid out of current or accumulated earnings and profits. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of an investor’s basis in our stock and, assuming that an investor holds our stock as a capital asset, thereafter as a capital gain. See “Material U.S. Federal Income Tax Considerations.”

Investors in this offering will incur immediate dilution upon the closing of this offering.

We expect the initial public offering price of our shares of common stock to be higher than the pro forma net asset value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will incur immediate dilution upon the closing of this offering.

Investing in our common stock involves an above average degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk, and higher volatility or loss of principal, than alternative investment options. Our investments in portfolio companies may be speculative and, therefore, an investment in our common stock may not be suitable for someone with lower risk tolerance.

The market price of our common stock may fluctuate significantly.

The market price and liquidity of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•	significant volatility in the market price and trading volume of securities of BDCs or other companies in our sector, which is not necessarily related to the operating performance of these companies;
•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;
•	loss of our qualification as a RIC or BDC;
•	changes in earnings or variations in operating results;
•	changes in the value of our portfolio of investments;
•	changes in accounting guidelines governing valuation of our investments;
•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;
•	departure of our Adviser’s key personnel;
•	operating performance of companies comparable to us; and
•	general economic trends and other external factors.

We may allocate the net proceeds from this offering in ways with which you may disagree.

We will have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from this offering in ways with which you may disagree or for purposes other than those contemplated at the time of the offering. For example, we have substantial flexibility regarding the types of investments that we make, which may differ from our current investment guidelines.

We may initially invest a portion of the net proceeds of this offering primarily in high-quality short-term investments, which will generate lower rates of return than those expected from the interest generated on our intended investment program.

We may initially invest a portion of the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities and other high-quality short-term investments. These securities may earn yields substantially lower than the income that we anticipate receiving once we are fully invested in accordance with our investment objective. As a result, we may not be able to achieve our investment objective and any distributions we pay during this period may be substantially lower than the distributions that we are able to pay when our portfolio is fully invested. If we do not realize yields in excess of our expenses, we may incur operating losses.

Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.

Sales of substantial amounts of our common stock, the availability of such common stock for sale or the registration of such common stock for sale could adversely affect the prevailing market prices for our common stock. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

SIGNIFICANT MATERIAL POTENTIAL CONFLICTS OF INTEREST

Conflicts of interest may arise between BNY Mellon, Alcentra Group, Alcentra Mezzanine, our Adviser and their affiliates, together referred to herein as the BNY Mellon Group, on the one hand, and us, on the other hand. The following are descriptions of certain conflicts and potential conflicts that may be associated with the financial or other interests that our Adviser and the BNY Mellon Group may have in transactions effected by, with and on behalf of us. They are not, and are not intended to be, a complete enumeration or explanation of all of the potential conflicts of interest that may arise.

Affiliation with BNY Mellon

We are an affiliate of the BNY Mellon Group. The BNY Mellon Group is a leading provider of financial services for institutions, corporations and high net worth individuals, providing asset management and wealth management, asset servicing, issuer services, clearing services and treasury services through a worldwide client-focused team. We may benefit from the relationships and activities resulting from these services. However, situations will arise in which the interests of BNY Mellon Group will conflict with our interests and the interests of our stockholders.

Transactions with the BNY Mellon Group

BNY Mellon Group may, but is not required to, extend credit to us under credit facilities, derivative instruments or otherwise. The interest of BNY Mellon Group as a creditor of us may conflict with the interests of our investors. BNY Mellon Group, with respect to any such extension of credit, will deal with us on an arm’s-length basis and will be entitled to exercise its rights as a creditor of us without regard to any potential impact therefrom on the interests of our investors.

BNY Mellon Group currently owns or operates, directly or indirectly, several registered investment advisers, registered investment companies, broker-dealers and service providers, or, collectively, the BNYM Affiliates. To the extent permitted by law, BNY Mellon and/or one or more of the BNYM Affiliates may provide us; our Adviser; Alcentra Mezzanine; one or more investments funds or accounts or similar investment vehicles that BNY Mellon Group provides advice to or manages or that may in the future provide advice to or manage as a result of acquiring or merging with an entity that owns or manages such vehicles, or, collectively, the Related Funds; and our portfolio companies with certain non-investment management services and facilities, including, without limitation, administrative, custodial, trustee, distribution, banking, lending, short-term credit, and other financial and securities services. Specifically, BNY Mellon Group may provide administrative, custodial and credit facilities to us.

Neither BNY Mellon Group nor any of the BNYM Affiliates providing these services and facilities to us, our Adviser, Alcentra Mezzanine and/or Related Funds, bear any responsibility for selecting the investments of such entities or for their performance. BNY Mellon Group or the BNY Affiliates may charge arm’s length fees to our Adviser to the extent they perform any services that are included in the operating expenses of our Adviser. Additionally, BNY Mellon Group may recommend to its clients and to our investors that they invest some of their assets in us and Related Funds and may have financial interests in promoting investment in such entities.

To the extent permitted by applicable law and our governing documents, we may enter into transactions and invest in futures, securities, currencies, swaps, options, forward contracts or other instruments in which a BNY Mellon Group entity acts as a principal or, on a proprietary basis for its customers, serves as the counterparty.

Competing Funds and Allocation Policies

Certain Related Funds may in the future have investment objectives and utilize strategies similar to or that overlap with our investment objective and strategies. In such instances our Adviser will be permitted to allocate, in its sole discretion, eligible investments and exit opportunities between such investment funds (and their successors) on the one hand and us on the other hand in a manner it deems equitable to the extent possible under the prevailing facts and circumstances considering various factors including those set out in the paragraph below.

Conflicts (and potential conflicts) may arise when we are competing with the Related Funds for investment opportunities and exits. To address these potential conflicts, our Adviser has developed allocation policies and procedures that provide that personnel of our Adviser making portfolio decisions for us and the Related Funds will make purchase and sale decisions and allocate investment opportunities among us and the Related Funds consistent with its fiduciary obligations. To the extent permitted by applicable law, these policies and procedures may result in the pro rata allocation of limited opportunities across us and the Related Funds. However, in many other cases the investment opportunities will be allocated based on other factors. Related Funds managed by different portfolio management teams are generally viewed separately for allocation purposes. There will be cases where certain Related Funds may receive an allocation of an investment opportunity when we do not and vice versa.

Our Adviser’s investment allocation policy further provides that allocations among us and other eligible accounts will generally be made in accordance with SEC interpretive positions. Our Adviser seeks to treat all clients fairly and equitably in a manner consistent with its fiduciary duty to each of them; however, in some instances, especially in instances of limited liquidity, the factors may not result in pro rata allocations or may result in situations where certain accounts receive allocations where others do not.

In addition, we, or any of our portfolio companies, Related Funds, and/or one or more of their affiliates may have relationships with, invest in, engage in transactions with, make voting decisions with respect to, and/or obtain services from, entities for which BNY Mellon Group performs or seeks to perform services or with which BNY Mellon Group engages in or seeks to engage in transactions. Such relationships may provide our Adviser with an incentive to allocate, directly or indirectly, investments to certain of the funds managed by BNY Mellon Group and not others.

Fees From Services

BNY Mellon Group may receive significant advisory, underwriting, or other fees from portfolio companies. Services for advisory fees may range from general corporate financial advice to restructuring advice to merger and acquisition representation. For example, BNY Mellon Group may be compensated as an advisor to a person who sold an investment to us, BNY Mellon may earn fees for obtaining equity or debt financing for an investor attempting to consummate an acquisition in which we are a co-investor, or BNY Mellon Group may earn fees acting as a lender, advisor or underwriter to one of our portfolio companies. None of the fees paid to BNY Mellon Group or its affiliates will be shared with us.

Regulated Investor

As a result of restrictions imposed on bank holding companies and entities managed by bank holding companies (including us), our Adviser, through Alcentra Mezzanine, may be required or may decide to structure an investment in a manner that would be less favorable to us than structures available to a non-regulated entity. Consequently, our Adviser may choose a structure which may be less favorable to us than other structures. In addition, we may be restricted from making an investment or limited in the amount or may be required to divest an investment as a result of such restriction. See “Risk Factors — Risks Relating to our Business and Structure — Our activities may be limited as a result of being controlled by a bank holding company.”

BNY Mellon has put in place policies and procedures to seek to manage and mitigate the potential conflicts of interests described above.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements, which relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus involve risks and uncertainties, including statements as to:

•	our future operating results;
•	our business prospects and the prospects of our portfolio companies;
•	the effect of investments that we expect to make;
•	our contractual arrangements and relationships with third parties;
•	actual and potential conflicts of interest with our Adviser;
•	the dependence of our future success on the general economy and its effect on the industries in which we invest;
•	the ability of our portfolio companies to achieve their objectives;
•	the use of borrowed money to finance a portion of our investments;
•	the adequacy of our financing sources and working capital;
•	the timing of cash flows, if any, from the operations of our portfolio companies;
•	the ability of our Adviser to locate suitable investments for us and to monitor and administer our investments;
•	the ability of our Adviser to attract and retain highly talented professionals;
•	our ability to qualify and maintain our qualification as a RIC and as a BDC; and
•	the effect of changes to tax legislation and our tax position.

Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those anticipated in our forward-looking statements, and future results could differ materially from historical performance. We undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law or SEC rule or regulation.

You should understand that, under Sections 27A(b)(2)(B) of the Securities Act and Section 21E(b)(2)B of the Exchange Act, the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with any offering of securities pursuant to this prospectus or in any report that we file under the Exchange Act.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $[•] million (or approximately $[•] million if the underwriters exercise their over-allotment option in full), based on an initial public offering price of $[•] per share, after deducting the underwriting discounts and commissions and estimated offering expenses of approximately $[•] payable by us.

We intend to use approximately $   million in net proceeds of this offering and fund the cash portion of the consideration paid to the limited partners of Fund III to repay in full the outstanding indebtedness under the Bridge Facility, which we will incur in connection with the purchase of the Warehouse Portfolio and the remainder of the net proceeds of this offering will be used to make future investments in portfolio companies consistent with our investment strategy and for general corporate purposes, including the payment of operating expenses.

The Bridge Facility is expected to have a maturity date of not more than [•  ] business days after the pricing date of this offering and is expected to terminate upon our full repayment of the outstanding borrowings thereunder. Borrowings under the Bridge Facility are expected to bear interest at the highest of (i) a prime rate, (ii) the Federal Funds rate plus [•]% and (iii) LIBOR plus [•]%.

We anticipate that we will use substantially all of the net proceeds of this offering for the above purposes within three to six months, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. We cannot assure you we will achieve our expected investment pace.

Pending such use, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less from the date of investment. These temporary investments may have lower yields than our other investments and, accordingly, may result in lower distributions, if any, during such period. See “Regulation — Temporary Investments” for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

DISTRIBUTIONS

To the extent that we have income available, we intend to make quarterly distributions to our stockholders. Our quarterly stockholder distributions, if any, will be determined by our board of directors. Any distribution to our stockholders will be declared out of assets legally available for distribution. We intend to declare our first stockholder distribution during the quarter following the completion of this offering.

We intend to elect to be treated, and intend to qualify annually thereafter, as a RIC under the Code. To obtain and maintain RIC tax treatment, we must distribute at least 90% of our net ordinary income and net short-term capital gains in excess of our net long-term capital losses, if any, to our stockholders. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of: (a) 98% of our net ordinary income for such calendar year; (b) 98.2% of our capital gain net income for the one-year period ending on October 31 of the calendar year; and (c) any net ordinary income and capital gain net income for preceding years that were not distributed during such years and on which we previously paid no U.S. federal income tax.

We currently intend to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or in certain circumstances a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. See “Material U.S. Federal Income Tax Considerations.” We cannot assure you that we will achieve results that will permit us to pay any cash distributions, and if we issue senior securities, we may be prohibited from making distributions if doing so would cause us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if such distributions are limited by the terms of any of our borrowings.

Unless you elect to receive your distributions in cash, we intend to make such distributions in additional shares of our common stock under our dividend reinvestment plan. Although distributions paid in the form of additional shares of our common stock will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, investors participating in our dividend reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. If you hold shares of our common stock in the name of a broker or financial intermediary, you should contact such broker or financial intermediary regarding your election to receive distributions in cash in lieu of shares of our common stock. Any distributions reinvested through the issuance of shares through our dividend reinvestment plan will increase our gross assets on which the base management fee and the incentive fee are determined and paid to our Adviser. See “Dividend Reinvestment Plan.”

CAPITALIZATION

The following table sets forth our capitalization as of [•], 2013:

•	on an actual basis;
•	on a pro forma basis to give effect to the Formation Transactions; and
•	on a pro forma, as adjusted, basis to give effect to the sale of [•] shares of our common stock in this offering at an initial public offering price of $[•] per share, after deducting the estimated organization and offering expenses of approximately $[•] payable by us.

You should read this table together with “Use of Proceeds” and the financial statements and the related notes thereto included elsewhere in this prospectus.

As of [•], 2013
	Actual	Pro Forma	Pro Forma, as Adjusted
Assets
Cash and cash equivalents	$	$	$
Investments, at fair value	$	$	$
Other assets	$	$	$
Total assets	$	$	$
Liabilities:
Credit Facility	$	$	$
Other liabilities	$	$	$
Total liabilities	$	$	$
Stockholder’s equity:
Common stock, par value $0.001 per share 100,000,000 authorized, actual; [•] authorized, pro forma; [•] issued and outstanding, actual; [•] issued and outstanding, pro forma, as adjusted
Paid-in capital in excess of par value	$	$	$
Accumulated loss	$	$	$
Total stockholders’ equity	$	$	$
Total liabilities and stockholders’ equity	$	$	$
Net asset value per share	$	$	$

DILUTION

The dilution to investors in this offering is represented by the difference between the offering price per share of our common stock and the pro forma net asset value per share of our common stock after this offering. Net asset value per share is determined by dividing our net asset value, which is our total tangible assets less total liabilities, by the number of outstanding shares of our common stock.

Our pro forma net asset value as of December 31, 2013 would have been approximately $[•] million, or $[•] per share. We determined our pro forma net asset value per share before this offering by dividing the pro forma net asset value (total assets less total liabilities) as of December 31, 2013 by the pro forma number of shares of common stock outstanding as of December 31, 2013, after giving effect to the Formation Transactions described elsewhere in the prospectus occurring prior to the completion of this offering and giving effect to the pro forma capitalization as further described in the “Capitalization” section herein.

After giving effect to the sale of the shares of our common stock to be sold in this offering (based on an initial public offering price of $[•] per share, and the deduction of estimated offering expenses, our pro forma net asset value would be approximately $[•], or $[•] per share of common stock, representing an immediate decrease in net asset value of $[•] per share, or [•]%, to shares sold in this offering. The foregoing assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, there would be an immediate decrease in net asset value of $[•] per share, or [•]%, to shares sold in this offering.

The following table illustrates the dilution to the shares on a per share basis:

Assumed initial public offering price per share	$
Decrease in net asset value attributable to this offering	$
Pro forma net asset value upon completion of this offering	$
Dilution per share to stockholders participating in this offering (without exercise of the underwriters’ option to purchase additional shares)	$

The following table sets forth information with respect to the shares prior to and following this offering (without exercise of the underwriters’ option to purchase additional shares and assuming an initial public offering price of $[•] per share):

	Shares Purchased		Total Consideration		Avg. Price Per Share
	Number	%	Amount	%
Shares sold in this offering		%	$	%	$
Total pro forma shares outstanding

The pro forma net asset value upon completion of this offering (without exercise of the underwriters’ option to purchase additional shares and assuming an initial public offering price of $[•] per share) is calculated as follows:

Numerator:
Assumed net proceeds from this offering	$
Total pro forma net assets	$
Denominator:
Shares included in this offering
Total pro forma shares outstanding

DISCUSSION OF MANAGEMENT’S EXPECTED OPERATING PLANS

Overview

We are a newly formed specialty finance company. We will operate as a non-diversified, closed-end management investment company and file an election to be regulated as a BDC under the 1940 Act. In addition, beginning with our first taxable year following our initial public offering, we intend to elect for U.S. federal income tax purposes to be treated as, and to qualify annually thereafter as, a RIC under Subchapter M of the Code. Immediately prior to our election to be regulated as a BDC, we intend to acquire all of the assets of Fund III for $     in cash and    shares of our common stock at $     per share. Alcentra NY, our investment adviser, is the U.S. subsidiary of Alcentra, an asset management platform focused on sub-investment grade credit, often referred to as “junk.”

Separately, the investment professionals of our Adviser have originated approximately $[•] million in debt investments, or the Warehouse Portfolio, by using funds under a warehouse facility provided to us by one of our affiliates in anticipation of our initial public offering. We entered into the Bridge Facility with [•  ] which will be used to repay in full the outstanding indebtedness under the warehouse facility and fund the cash portion of the consideration paid to the limited partners of Fund III. We will acquire the Warehouse Portfolio for $     million in cash using proceeds from the Bridge Facility.

As a result of the Formation Transactions, we will hold a portfolio of debt investments with a weighted average gross yield as of December 31, 2013 of [•]% and a cash yield of [•]%. Yields are computed using the effective interest rates as of December 31, 2013, including accretion of original issue discount, divided by the weighted average cost of such debt investments. There can be no assurance that the weighted average yield will remain at its current level.

We intend to provide customized debt and equity financing solutions to lower middle-market companies, which we define as companies having annual earnings, before interest, taxes, depreciation and amortization, or EBITDA, of between $5.0 million and $15.0 million, or revenues of between $10.0 million and $100.0 million, although we may opportunistically make investments in larger or smaller companies. Our investments will typically range in size from $[•] million to $[•] million.

Our investment objective is to generate both current income and capital appreciation primarily by making direct investments in lower middle-market companies in the form of subordinated debt and, to a lesser extent, senior debt and minority equity investments. While our primary investment focus is to make loans to, and selected equity investments in, privately-held lower-middle-market companies, we may also make opportunistic investments in larger or smaller companies.

Our principal executive offices are located at 200 Park Avenue, 7th Floor, New York, New York 10166, and our telephone number is (212) 922-8940.

Emerging Growth Company

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, pursuant to Section 107 of the JOBS Act, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Revenues

We plan to generate revenue in the form of interest income on debt investments and capital gains and distributions, if any, on investment securities that we may acquire in portfolio companies. We expect our debt investments to typically have a term of five to seven years and bear interest at a fixed or floating rate. We expect the average investment holding period to be between three and five years, depending upon portfolio company objectives and conditions in the capital markets. In some instances, we may receive payments on our debt investments based on scheduled amortization of the outstanding balances. In addition, we may receive repayments of some of our debt investments prior to their scheduled maturity date. The frequency or volume of these repayments may fluctuate significantly from period to period. Our portfolio activity is also expected to reflect the proceeds of sales of securities. In some cases, our investments may provide for deferred interest payments or PIK interest. The principal amount of loans and debt securities and any accrued but unpaid interest generally become due at the maturity date. In addition, we may generate revenue in the form of commitment, origination, structuring or due diligence fees, fees for providing managerial assistance and consulting fees. Loan origination fees, original issue discount and market discount or premium will be capitalized, and we will accrete or amortize such amounts as interest income. We will record prepayment premiums on loans and debt securities as interest income. When we receive principal payments on a loan or debt security in an amount that exceeds its carrying value, we will also record the excess principal payment as interest income. Dividend income, if any, will be recognized on an accrual basis to the extent that we expect to collect such amounts.

Expenses

Our primary operating expenses will include the payment of fees to our Adviser under the Investment Advisory Agreement, our allocable portion of overhead expenses under the Administration Agreement and other operating costs described below. We will bear all other out-of-pocket costs and expenses of our operations and transactions, including:

•	offering expenses;
•	the investigation and monitoring of our investments;
•	the cost of calculating our net asset value;
•	the cost of effecting sales and repurchases of shares of our common stock and other securities;
•	management and incentive fees payable pursuant to the Investment Advisory Agreement;
•	fees payable to third parties relating to, or associated with, making investments and valuing investments (including third-party valuation firms);
•	transfer agent and custodial fees;
•	fees and expenses associated with marketing efforts (including attendance at industry and investor conferences and similar events);
•	federal and state registration fees;
•	any exchange listing fees;
•	federal, state and local taxes;
•	independent directors’ fees and expenses;
•	brokerage commissions;
•	costs of proxy statements, stockholders’ reports and notices;
•	costs of preparing government filings, including periodic and current reports with the SEC;

•	fidelity bond, liability insurance and other insurance premiums; and
•	printing, mailing, independent accountants and outside legal costs and all other direct expenses incurred by either our Adviser or us in connection with administering our business, including the compensation of our Chief Financial Officer and Chief Compliance Officer, and their respective staffs, and payments under the Administration Agreement that will be based upon our allocable portion of overhead and other expenses incurred by our Administrator in performing its obligations under the Administration Agreement.

Financial Condition, Liquidity and Capital Resources

We expect to generate cash primarily from the net proceeds of this offering and any future offerings of securities and cash flows from operations, including interest earned from the temporary investment of cash in U.S. government securities and other high-quality debt investments that mature in one year or less. We may also fund a portion of our investments through borrowings from banks and issuances of senior securities, including before we have fully invested the proceeds of this offering. We have received commitments to enter into the Credit Facility, which is described below.

Our primary use of funds will be investments in portfolio companies, cash distributions to holders of our common stock, and the payment of operating expenses. We will also be liable as a borrower under the Credit Facility. We intend to use the net proceeds of this offering, together with $[•] of borrowings under the Credit Facility, to make future investments in portfolio companies consistent with our investment strategy and for general corporate purposes.

Credit Facility

We have received commitments to enter into the Credit Facility, which we expect will become effective concurrent with the completion of this offering. The Credit Facility is expected to initially provide for borrowings up to $[•] million and is expected to mature in [•]. Base rate borrowings under the Credit Facility are expected to bear interest at LIBOR plus [•]%. The facility size may be increased up to $[•] million, subject to certain conditions, with additional new lenders or the increase in commitments of current lenders. The Credit Facility will contain certain customary affirmative and negative covenants and events of default. In particular, it is anticipated that the Credit Facility will contain certain financial covenants that among other things, will require us to maintain a minimum amount of equity supporting the Credit Facility and to maintain compliance with certain collateral quality and coverage tests.

Hedging

To the extent that any of our loans are denominated in a currency other than U.S. dollars, subject to application of the Volcker Rule, we may enter into currency hedging contracts to reduce our exposure to fluctuations in currency exchange rates. We may also enter into interest rate hedging agreements. Such hedging activities, which will be subject to compliance with applicable legal requirements, may include the use of futures, options, swaps and forward contracts. Costs incurred in entering into such contracts or in settling them, if any, will be borne by us. Our ability to engage in hedging transactions in the future may be adversely affected by recent rules adopted by the CFTC unless we register as a commodity pool operator. See “Risk Factors — Risks Relating to Our Business and Structure — The Volcker Rule may impact how we operate our business.”

Contractual Obligations

We have entered into certain contracts under which we have material future commitments. We have entered into the Investment Advisory Agreement with our Adviser in accordance with the 1940 Act. The Investment Advisory Agreement will become effective in connection with the consummation of this offering. Under the Investment Advisory Agreement, our Adviser has agreed to provide us with investment advisory and management services. We will pay for these services (a) a base management fee equal to a percentage of our gross assets and (b) an incentive fee based on our performance. See “Management Agreements — Management Fee and Incentive Fee.” In addition, we will reimburse our Adviser for the allocable portion of the compensation paid to our Chief Financial Officer and Chief Compliance Officer and their respective staffs.

We have also entered into the Administration Agreement with [BNY Mellon] to act as our Administrator. The Administration Agreement will become effective upon the closing of this offering. Under the Administration Agreement, our Administrator has agreed to furnish us with office facilities and equipment, provide us clerical, bookkeeping and record keeping services at such facilities and provide us with other administrative services necessary to conduct our day-to-day operations. We will reimburse our Administrator for the allocable portion (subject to the review of our board of directors) of overhead and other expenses incurred by it in performing its obligations under the Administration Agreement, including rent and the fees and expenses associated with performing compliance functions. We will pay the fees associated with this and other outsourced arrangements on a direct basis without incremental benefit to our Administrator. Stockholder approval is not required to amend the Administration Agreement. See “Management Agreements — Administration Agreement.”

If any of the contractual obligations discussed above are terminated, our costs under any new agreements that we enter into may increase. In addition, we would likely incur significant time and expense in locating alternative parties to provide the services we expect to receive under our Investment Advisory Agreement and our Administration Agreement. Any new investment advisory agreement would also be subject to approval by our stockholders.

Distributions

In order to obtain and maintain our qualification as a RIC and to avoid corporate-level U.S. federal income tax on the income we distribute to our stockholders, we are required to distribute at least 90% of our net ordinary income and our net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders on an annual basis. Additionally, to avoid a 4% U.S. federal excise tax on undistributed earnings, we must distribute each calendar year an amount at least equal to the sum of 98% of our net ordinary income (during the calendar year) plus 98.2% of our net capital gain income (during each 12 month period ending on October 31) plus any net ordinary income and capital gain net income for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax. We intend to make quarterly distributions to our stockholders beginning with our first full quarter after the completion of this offering. Our quarterly distributions will be determined by our board of directors.

We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of our distributions from time to time. In addition, we may be limited in our ability to make distributions due to the asset coverage requirements applicable to us as a BDC under the 1940 Act. If we do not distribute a certain percentage of our income annually, we will suffer adverse tax consequences, including the possible loss of our qualification as a RIC. We cannot assure stockholders that they will receive any distributions.

To the extent our taxable earnings fall below the total amount of our distributions for that fiscal year, a portion of those distributions may be deemed a return of capital to our stockholders for U.S. federal income tax purposes. Thus, the source of a distribution to our stockholders may be the original capital invested by the stockholder rather than our income or gains. Stockholders should read any written disclosure accompanying any stockholder distribution carefully and should not assume that the source of any distribution is our ordinary income or capital gains.

We have adopted an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a distribution, then stockholders’ cash distributions will be automatically reinvested in additional shares of our common stock unless a stockholder specifically elects not to participate in our dividend reinvestment plan. If a stockholder opts out, that stockholder will receive cash distributions. Although distributions paid in the form of additional shares of our common stock will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, stockholders participating in our dividend reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. Distributions in the form of stock also allow us to preserve cash for investments in additional portfolio securities, which has the effect of increasing our assets and the fees paid to our Adviser.

Critical Accounting Policies

This discussion of our expected operating plans is based upon our expected financial statements, which will be prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these financial statements will require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ. In addition to the discussion below, we will describe our critical accounting policies in the notes to our future financial statements.

Valuation of portfolio investments

In calculating the value of our total assets, investment transactions will be recorded on the trade date. Realized gains or losses will be computed using the specific identification method. Investments for which market quotations are readily available will be valued at such market quotations. Debt and equity securities that are not publicly traded or whose market price is not readily available will be valued at fair value as determined in good faith by our board of directors based on the input of our management and audit committee. In addition, our board of directors will retain one or more independent valuation firms to review the valuation of each portfolio investment for which a market quotation is not available at least quarterly. We also have adopted ASC 820, which requires us to assume that the portfolio investment is assumed to be sold in the principal market to market participants, or in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In accordance with ASC Topic 820, the market in which we can exit portfolio investments with the greatest volume and level activity is considered our principal market.

The valuation process will be conducted at the end of each fiscal quarter. Our board of directors has authorized the engagement of independent valuation firms to provide us with valuation assistance. We intend to have independent valuation firms provide us with valuation assistance on a portion of our portfolio on a quarterly basis and our entire portfolio will be reviewed at least annually by independent valuation firms; however, our board of directors is ultimately and solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and a consistently applied valuation process. When an external event with respect to one of our portfolio companies, such as a purchase transaction, public offering or subsequent equity sale occurs, we expect to use the pricing indicated by the external event to corroborate our valuation. As part of our quarterly valuation process, we will record an expense accrual relating to the capital gains component of the incentive fee payable by us to Alcentra NY when the unrealized gains on our investments exceed all realized capital losses on our investments given the fact that a capital gains incentive fee would be owed to Alcentra NY if we were to liquidate our investment portfolio at such time. The actual incentive fee payable to Alcentra NY related to capital gains will be determined and payable in arrears at the end of each fiscal year and will include only realized capital gains for the period.

A readily available market value is not expected to exist for substantially all of the investments in our portfolio, and we will value these portfolio investments at fair value as determined in good faith by our board of directors under our valuation policy and process. The types of factors that our board of directors may take into account in determining the fair value of our investments generally include, as appropriate, comparisons of financial ratios of the portfolio companies that issued such private equity securities to peer companies that are public, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, and other relevant factors.

When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the company will consider the pricing indicated by the external event to corroborate the private equity valuation. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different from the valuations currently assigned. See “Risk Factors — Risks Related to our Investments — Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation.”

With respect to investments for which market quotations are not readily available, our board of directors will undertake a multi-step valuation process each quarter, as described below:

•	our quarterly valuation process will begin with each portfolio company or investment being initially valued by the investment professionals of our Adviser responsible for the portfolio investment;
•	preliminary valuation conclusions will then be documented and discussed with our senior management and our Adviser;
•	the audit committee of our board of directors will then review these preliminary valuations;
•	at least once quarterly, independent valuation firms engaged by our board of directors will prepare preliminary valuations on a selected basis and submit the reports to use; and
•	the board of directors will then discuss valuations and determine the fair value of each investment in our portfolio in good faith, based on the input of our Adviser, the independent valuation firm and the audit committee.

Our board of directors has authorized the engagement of independent valuation firms to provide us with valuation assistance. We intend to have independent valuation firms provide us with valuation assistance on a portion of our portfolio on a quarterly basis and our entire portfolio will be reviewed at least annually by independent valuation firms; however, our board of directors is ultimately and solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and a consistently applied valuation process.

For more information, see “Determination of Net Asset Value.”

Revenue recognition

We will record interest income on an accrual basis to the extent that we expect to collect such amounts. For loans and debt securities with contractual PIK interest, which represents contractual interest accrued and added to the loan balance that generally becomes due at maturity, we will not accrue PIK interest if the portfolio company valuation indicates that such PIK interest is not collectible. We will not accrue interest on loans and debt securities if we have reason to doubt our ability to collect such interest. Loan origination fees, original issue discount and market discount or premium will be capitalized, and we will then accrete or amortize such amounts using the effective interest method as interest income. Upon the prepayment of a loan or debt security, any unamortized loan origination will be recorded as interest income. We will record prepayment premiums on loans and debt securities as interest income. Dividend income, if any, will be recognized on the ex-dividend date.

Net realized gains or losses and net change in unrealized appreciation or depreciation

We will measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized appreciation or depreciation will reflect the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Payment-in-Kind Interest

We may have investments in our portfolio that contain a PIK interest provision. Any PIK interest will be added to the principal balance of such investments and is recorded as income, if the portfolio company valuation indicates that such PIK interest is collectible. In order to maintain our status as a RIC, substantially all of this income must be paid out to stockholders in the form of dividends, even if we have not collected any cash. See “Risk Factors — Risks Relating to our Business and Structure — PIK interest payments we receive will increase our assets under management and, as a result, will increase the amount of base management fees and incentive fees payable by us to our Adviser” and “Risk Factors — Risks Relating to our Business and Structure.” To the extent original issue discount and PIK interest constitutes a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash representing such income.”

BUSINESS

Alcentra Capital Corp.

We are a newly formed specialty finance company. We will operate as a non-diversified, closed-end management investment company and file an election to be regulated as a BDC under the 1940 Act. In addition, beginning with our first taxable year following our initial public offering, we intend to elect for U.S. federal income tax purposes to be treated as, and to qualify annually thereafter as, a RIC under Subchapter M of the Code.

We intend to provide customized debt and equity financing solutions to lower middle-market companies, which we define as companies having annual earnings, before interest, taxes, depreciation and amortization, or EBITDA, of between $5.0 million and $15.0 million, and/or revenues of between $10.0 million and $100.0 million, although we may opportunistically make investments in larger or smaller companies. Our investments will typically range in size from $[•] million to $[•] million. Immediately prior to our election to be regulated as a BDC, we intend to acquire all of the assets of Fund III for $[•] in cash and [•] shares of our common stock at $[•] per share.

Separately, the investment professionals of our Adviser have originated approximately $[•] million in debt investments, or the Warehouse Portfolio, by using funds under a warehouse facility provided to us by one of our affiliates in anticipation of our initial public offering. We entered into the Bridge Facility with [•  ] which will be used to repay in full the outstanding indebtedness under the warehouse facility and fund the cash portion of the consideration paid to the limited partners of Fund III. We will acquire the Warehouse Portfolio for $[•] million in cash using proceeds from the Bridge Facility.

As a result of the Formation Transactions, we will hold a portfolio of debt investments with a weighted average gross yield as of December 31, 2013 of [•]% and a cash yield of [•]%. Yields are computed using the effective interest rates as of December 31, 2013, including accretion of original issue discount, divided by the weighted average cost of such debt investments. There can be no assurance that the weighted average yield will remain at its current level.

Alcentra NY, our investment adviser, is the U.S. subsidiary of Alcentra, an asset management platform focused on sub-investment grade credit, often referred to as “junk.” Alcentra has offices in London, New York and Boston and manages more than 63 separate investment funds totaling more than $23 billion in assets. The Alcentra Mezzanine professionals of our Adviser have worked together for more than 8 years and have invested more than $500 million in lower middle-market companies. Alcentra Mezzanine combines significant credit analysis, structuring capability and transactional experience within the larger credit investment platform of Alcentra.

Our investment objective is to generate both current income and capital appreciation primarily by making direct investments in lower middle-market companies in the form of subordinated debt and, to a lesser extent, senior debt and minority equity investments. The companies in which we invest are typically highly leveraged, and, in most cases, our investments in such companies will not be rated by any rating agency. If such investments were rated, we believe that they would likely receive a rating below investment grade (i.e., below a Standard & Poor’s rating of BBB- or a Moody’s rating of Baa3), which is often referred to as “high-yield” or “junk.” While our primary investment focus is to make loans to, and selected equity investments in, privately-held lower-middle-market companies, we may also make opportunistic investments in larger or smaller companies.

Alcentra Mezzanine

Alcentra has a history of investing in companies that seek capital to use for growth initiatives or a generational change of ownership, or what we refer to as Growth Companies. We define a Growth Company as a company that has experienced growth of at least two to three times the rate of gross domestic product, or GDP. It has been the experience of our Adviser’s investment team that Growth Companies typically incur less leverage than larger companies in order to maintain the financial flexibility to continue to invest in the growth of their businesses. In the experience of our Adviser’s investment team, our targeted industry sectors tend to have a greater proportion of Growth Companies and therefore offer greater investment opportunities to pursue. Our targeted industry sectors are: healthcare and pharmaceutical services; defense, homeland security and government services; business and outsourced services; and energy services. We may also make investments in portfolio companies that do not possess these characteristics or are outside of these industry sectors.

Our investment activities will be managed by our Adviser pursuant to the terms of the Investment Advisory Agreement. We expect to source investments primarily through the extensive network of relationships that the principals of our Adviser have developed with financial sponsor firms, financial institutions, middle-market companies, management teams and other professional intermediaries.

Alcentra Mezzanine has sponsored three private investment funds that focus on subordinated debt and equity investments in middle market companies, each of which is managed by Alcentra NY. Fund III, the last of the private investment funds, was formed in 2010 and is owned by institutional, family office and private wealth investors. Following the closing of the Formation Transactions, Fund III will be dissolved.

The investment guidelines and underwriting standards of the investments to be acquired from Fund III and the Warehouse Portfolio are identical to the investment guidelines and underwriting standards we intend to employ following the completion of this offering.

Credit Facility

We have received commitments to enter into the $[•] Credit Facility with [•], as administrative agent and lender, which we expect will become effective concurrent with the completion of the offering. The Credit Facility will have a maturity date of [•] and will bear interest at a rate of LIBOR plus [•]% per annum with no LIBOR floor.

Our Adviser and Its Personnel

We will be externally managed by our Adviser, Alcentra NY. Our Adviser will be responsible for sourcing investment opportunities, conducting industry research, performing diligence on potential investments, structuring our investments and monitoring our portfolio companies on an ongoing basis through a team of investment professionals.

Our Adviser’s investment team will be led by Paul J. Echausse, our Chief Executive Officer, and Scott Gold, our Senior Vice President. Messrs. Echausse and Gold were founders of Alcentra Mezzanine in 1998 through the investment of subordinated debt investments on the Bank of New York platform. Our Investment Committee will comprise Paul Echausse, our Chief Executive Officer, Paul Hatfield, Chairman of our board of directors, Kevin Bannon and Graeme Delaney Smith. Members of our Investment Committee each have an average of 20 years of experience investing and lending across changing market cycles, and, with other investment professionals of our Adviser collectively have more than 60 years of such experience. The investment professionals of our Adviser have invested more than $500 million in debt and equity securities of primarily lower middle-market companies. The biographies and experience of the members of our Investment Committee are included under “Portfolio Management — Investment Committee.”

Our Adviser combines significant credit analysis, structuring capability and transactional experience within the larger credit investment platform of the Alcentra Group. As a 99% owned subsidiary of BNY Mellon, the Alcentra Group manages approximately $22 billion in sub investment grade debt assets across more than 60 credit-focused funds and managed accounts. The Alcentra Group collectively employed 50 investment professionals as of September 30, 2013.

We intend to enter into an investment advisory agreement, or the Investment Advisory Agreement, with our Adviser pursuant to which we intend to pay a base management fee and incentive fees to our Adviser for its services under the agreement. See “Management Agreements — Investment Advisory Agreement — Management Fees.”

Alcentra Group and BNY Mellon

The Alcentra Group was formed in 2002 through the merger of two asset management divisions from Barclays Bank Plc in the United Kingdom and Imperial Credit Industries, Inc. In January 2006, Alcentra Group was purchased by BNY Mellon. Alcentra Group is the specialist sub-investment grade debt manager within BNY Mellon’s group of asset management boutiques.

BNY Mellon is one of the largest bank holding companies in the U.S. with a market capitalization of approximately $28 billion and is also one of the largest securities servicing organizations with $27 trillion of assets under custody and administration and boasts a global platform across 36 countries as of [•  ], 2013. BNY Mellon is a substantial player in asset management with approximately $1.2 trillion of assets under management as of [•  ], 2013. Currently BNY Mellon is the principal owner of the Alcentra Group.

BNY Mellon also maintains a substantial “Wealth Management” business that provides investment advisory services to high net worth individuals, families and family offices. BNY Mellon’s Wealth Management business has 21 offices in major metropolitan offices throughout the country and manages more than $180 billion on behalf of their clients. BNY Mellon’s Wealth Management group interacts regularly with privately owned businesses and the family owners thereof. The Alcentra Mezzanine team maintains an active calling program on these offices as a source of deal flow and deal referrals. We intend to utilize our access to the BNY Wealth Management platform as an important component of our network of relationships in sourcing investment opportunities.

Formation Transactions

Immediately prior to our election to be treated as a BDC under the 1940 Act and the closing of this offering, we intend to purchase from Fund III for $[•  ] in cash and [•  ] shares of our common stock at $[•  ] per share, all of Fund III’s portfolio assets, which are described elsewhere in this prospectus, at their fair value as of December 31, 2013, as determined by our board of directors, and as adjusted below. To the extent we would acquire the initial portfolio after the time we file our election to be treated as a BDC, the purchase would be a prohibited affiliated transaction under the 1940 Act, unless we obtain an exemptive order from the SEC. Given that there is no readily available market value for any of the investments held by Fund III, our board of directors engaged an independent valuation firm in connection with our acquisition of these assets to aid it in determining the fair value of these assets at December 31, 2013. Specifically, the fair value of Fund III’s portfolio assets at December 31, 2013 of $[•  ] million was determined and approved by our board of directors, which includes a majority of independent directors, with the assistance of an independent valuation firm. We will not assume any liabilities of Fund III in connection with the acquisition of Fund III’s portfolio investments.

Separately, the investment professionals of our Adviser have originated approximately $[•  ] million in the Warehouse Portfolio by using funds under a warehouse facility provided to us by one of our affiliates in anticipation of our initial public offering. We will acquire the Warehouse Portfolio for $[•] million in cash using proceeds from the Bridge Facility. The Bridge Facility is expected to have a maturity date of not more than [•  ] business days after the pricing date of this offering and will terminate upon our full repayment of the outstanding borrowings thereunder with the proceeds from our initial public offering. Borrowings under the Bridge Facility are expected to bear interest at the highest of (i) a prime rate, (ii) the Federal Funds rate plus [•  ]% and (iii) LIBOR plus [•  ]%.

The fair value of Fund III’s portfolio assets as of December 31, 2013 is referred to as the Transfer Value. Between December 31, 2013 and the date we acquire Fund III’s portfolio assets and the Warehouse Portfolio, which will be immediately prior to the consummation of the initial public offering, the Transfer Value will be adjusted as follows: (i) reduced as a result of principal payments on and sales of debt securities held by Fund III subsequent to December 31, 2013, and (ii) increased to take into account the origination of additional investments subsequent to December 31, 2013 (which investments will be valued with the assistance of an independent valuation firm). As so adjusted, the Transfer Value was $[•  ] million as of [•  ], 2013. Immediately prior to our acquisition of Fund III’s portfolio assets and the Warehouse Portfolio, we will make any necessary adjustments to the Transfer Value based on clauses (i) and (ii) above and our board of directors will approve the Transfer Value, as adjusted, with confirmation from the independent valuation firm that there has been no material change in the fair value of the investments it has reviewed.

As a result, we expect to have approximately $[•  ] million in portfolio investments upon the consummation of our initial public offering, which includes both the portfolio acquired from Fund III and the Warehouse Portfolio.

Market Opportunity

We believe that the limited amount of capital available to lower middle-market companies, coupled with the desire of these companies for flexible and partnership-oriented sources of capital, creates an attractive investment environment for us. We believe the following factors will continue to provide us with opportunities to grow and deliver attractive returns to our stockholders.

The Lower Middle-market Represents a Large, Underserved Market.  According to industry sources, there are approximately 122,000 lower middle-market companies based in the U.S., defined as companies with revenues between $10.0 million and $100.0 million. We believe that lower middle-market companies, most of which are privately held, are relatively underserved by traditional capital providers such as commercial banks, finance companies, hedge funds and collateralized loan obligation funds. Further, we believe that companies of this size generally are less leveraged relative to their enterprise value, as compared to larger companies with a greater range of financing options.

Recent Credit Market Dislocation for Lower Middle-market Companies has Created an Opportunity for Attractive Risk-adjusted Returns.  Beginning with the credit crisis that began in 2007, we believe that the subsequent exit of traditional capital providers from lower middle-market lending has created a less competitive market and an increased opportunity for alternative funding sources like us to generate attractive risk-adjusted returns. The remaining lenders and investors in the current environment require lower levels of senior and total leverage, increased equity commitments and more comprehensive covenant packages than were customary prior to the credit crisis. We believe that our ability to offer flexible financing solutions positions us to take advantage of this dislocation.

Regulatory Changes have Decreased Competition among Lower Middle-market Lenders.  In addition to the recent credit market dislocation, we believe recent regulatory changes, including the adoption of the Dodd-Frank Act and the introduction of new international capital and liquidity requirements under the Basel III Accords have caused banking institutions to curtail their lending to lower middle-market companies. As a result, we believe that less competition will facilitate higher quality deal flow and allow for greater selectivity for us throughout the investment process.

Large Pools of Uninvested Private Equity Capital should Drive Future Transaction Velocity.  According to Pitchbook, as of December 31, 2012, there was approximately $40.3 billion of uninvested capital raised by private equity funds with under $500 million of assets under management that began making investments during the years 2007 to 2012. As a result, we expect that private equity firms will remain active investors in lower middle-market companies. Private equity funds generally seek to leverage their investments by combining their equity capital with senior secured loans and/or mezzanine debt provided by other sources, and we believe that our investment strategy positions us well to partner with such private equity investors, although there can be no assurance that we will be successful in this regard. Although our interests may not always be aligned with the private equity sponsors of our portfolio companies given their positions as the equity holders and our position as the debt holder in our portfolio companies, we believe that private equity sponsors will provide significant benefits including incremental due diligence, additional monitoring capabilities and a potential source of capital and operational expertise for our portfolio companies.

Growth Companies Typically Pursue Mezzanine Debt as an Efficient Cost of Capital.  Mezzanine debt can be an effective source of capital for companies experiencing rapid growth. We typically focus on companies that can achieve a revenue growth rate of at least two to three times the rate of GDP growth. It is not uncommon for Growth Companies to grow faster than their bank can provide debt to support that growth. Growth Companies therefore have two primary capital market options to fund that growth: (i) raise private equity from individuals or institutions; or (ii) raise mezzanine debt capital. We believe that mezzanine debt capital can be a more cost effective alternative for Growth Companies, and can be more competitive than raising private equity capital.

Competitive Advantages

Experienced Management Team.  Members of our Adviser’s investment committee and other investment professionals of our Adviser collectively have more than 60 years of experience investing and lending across changing market cycles. These professionals have diverse backgrounds with prior experience in investment and management positions at investment banks, SBICs, commercial banks and privately held companies. The investment professionals of our Adviser have invested more than $500 million in debt and equity securities of primarily lower middle-market companies. We believe this experience provides our Adviser with an in-depth understanding of the strategic, financial and operational challenges and opportunities of lower middle-market companies. Further, we believe this positions our Adviser to effectively identify, assess, structure and monitor our investments.

Strong Transaction Sourcing Network.  Since the inception of Alcentra Mezzanine in 1998 and through September 30, 2013, the investment professionals of our Adviser have reviewed over 2,000 investment opportunities primarily in lower middle-market companies. Our Adviser’s investment professionals possess an extensive network of long-standing relationships with private equity firms, middle-market senior lenders, junior-capital partners, SBICs, financial intermediaries, law firms, accountants and management teams of privately owned businesses. We believe that the combination of these relationships and our reputation as a reliable, responsive and value-added financing partner will generate a steady stream of new investment opportunities and proprietary deal flow. Further, we anticipate that our sourcing relationships will be enhanced from our greater visibility as a publicly-traded BDC.

Access to the BNY Wealth Management Platform.  BNY Mellon maintains a substantial Wealth Management business that provides investment advisory and other services to high net worth individuals, families and family offices. BNY Mellon’s Wealth Management business has 21 offices in major metropolitan offices throughout the country and manages more than $180 billion on behalf of its clients. BNY Mellon’s Wealth Management group interacts regularly with privately owned businesses and the family owners thereof. The Alcentra Mezzanine team maintains an active calling program on these offices as a source of deal flow and deal referrals. We intend to utilize our access to the BNY Wealth Management platform as an important component of our network of relationships in sourcing investment opportunities.

Flexible Financing Solutions.  We offer a variety of financing structures and have the flexibility to structure our investments to meet the custom needs of our portfolio companies, including among investment types and investment terms. Typically we intend to invest in subordinated debt, coupled with an equity or equity-like component to increase the total investment return profile. We believe our ability to offer a variety of financing arrangements makes us an attractive partner to lower middle-market companies and enables our Adviser to identify attractive investment opportunities throughout economic cycles and across a company’s capital structure.

Rigorous Underwriting Policies and Active Portfolio Management.  Our Adviser has implemented rigorous underwriting policies that are followed in each transaction. These policies include an extensive review and credit analysis of portfolio companies, historical and projected financial performance as well as an assessment of the portfolio company’s business model and forecasts which are designed to assess investment prospects via a thorough analysis of each potential portfolio company’s competitive position, financial performance, management team operating discipline, growth potential and industry attractiveness. In addition, we structure our debt investments with protective financial covenants, designed to proactively address changes in a portfolio company’s financial performance. Covenants are negotiated before an investment is completed and are based on the projected financial performance of the portfolio company. These processes are designed to, among other things, provide us with an assessment of the ability of the portfolio company to repay its debt at maturity. After investing in a portfolio company, we monitor the investment closely, receiving financial statements on at least a quarterly basis as well as annual audited financial statements. We analyze and discuss in detail the portfolio company’s financial performance with management in addition to attending regular board meetings. We believe that our initial and ongoing portfolio review process allows us to identify and maintain superior risk adjusted return opportunities in our target portfolio companies.

Minimize Portfolio Concentration.  While we intend to focus our investments in lower middle-market companies, we seek to diversify our portfolio across various industries, geographic sectors and private equity or other sponsors. We actively monitor our investment portfolio to ensure we are not overly concentrated across industries, geographic sectors or financial sponsors. By monitoring our investment portfolio in this manner we seek to reduce the effects of economic downturns associated with any particular industry sector or geographic region.

Access to the Alcentra Group Platform.  We will seek to leverage the depth and breadth of resources of the Alcentra Group platform across all aspects of its operations, benefiting from the Alcentra Group’s investment professionals, who in addition to their credit expertise, possess industry expertise. The Alcentra Group employs more than 21 senior analysts that closely follow a variety of industries, including healthcare, defense and business services. This unique access to in-house expertise will also be utilized in the ongoing monitoring of our investments.

Investment Guidelines for Evaluating Investment Opportunities

We believe that investing in debt of privately held companies provides several potential benefits, including:

•	current income;
•	priority in capital structure;
•	covenants and portfolio monitoring; and
•	predictable exits.

Current Income.  Senior term loans and mezzanine securities contractually provide either a fixed or variable coupon payable on a monthly or quarterly basis. We will seek to invest in debt securities that generate interest rate coupons of between 8 – 10% on our senior term loan investments, and total coupons of between 12 – 15% on our mezzanine investments, comprised of 10 – 12% paid in cash plus 2 – 3% paid in PIK interest.

Priority in Capital Structure.  In liquidation, debt holders typically are repaid first, with the remaining capital distributed to the equity holders. The structural priority of debt investing is a key component of our investment strategy to preserve capital.

Covenant and Portfolio Monitoring.  We intend to seek debt investments with financial covenants, which are used to proactively address changes in a company’s financial performance. Typical financial covenant tests include minimum EBITDA, total debt/EBITDA and fixed charge coverage. Covenants are negotiated before an investment is completed and are set based on the projected financial performance of the portfolio company. As the portfolio company reports monthly, quarterly or annual results, covenants are tested for compliance. If a portfolio company breaches a covenant, debt holders have several options available including waiving the covenant default, demanding repayment in full or modifying the terms of the debt in exchange for a fee or enhanced economic features, amongst others.

Predictable Exit.  We intend to execute each investment with a particular exit strategy determined by a variety of factors, including the portfolio company’s financial position, anticipated growth dynamics and the existing mergers & acquisitions environment. Mezzanine investments are typically structured with a bullet maturity, which is typically one year greater than the maturity on the senior debt facility. With either security, the investment will have a finite life, whereby the portfolio company is contractually required to repay the loan. Repayment typically occurs in the event of a refinancing, recapitalization or sale/merger of the company.

Investment Process

Transaction Sourcing

We source a portfolio of investments from a variety of different investment sources, including private equity sponsors, fundless sponsors, family offices, management teams, financial institutions, investment bankers, accounting firms and law firms. We have and will continue to source deal flow and referrals from the BNY Wealth Management Platform. Alcentra Mezzanine has actively marketed its resources and capabilities in the middle-market for nearly 15 years, developing a network of over 3,000 transaction sources. We believe that the breadth and depth of experience of the principals of our Adviser across different industries and transaction types, coupled with their strong relationships built from managing private funds with similar investment objectives, make the principals particularly qualified to source, analyze and execute investment opportunities.

Investment Process

Our Adviser maintains a rigorous and disciplined investment process, which initiates with the sourcing of a potential transaction. Upon receiving information on a potential transaction, the information is circulated amongst the principals and the investment professionals of our Adviser and discussed during weekly investment meetings. Upon determination that a potential target has investment merit, our Adviser will schedule a meeting with the management team, investment bank, or private equity sponsor.

Typically, after completing a preliminary analysis of the target’s information, the principals of our Adviser will decide whether to “Phase I” the deal for the Investment Committee. A Phase I consists of a situation overview, a company overview, key investment considerations, investment risks, information on the management team, financial data, a financial model and investment return information. If the Phase I memorandum is approved by our Adviser’s Investment Committee, a term sheet will be issued to the target company. Upon mutual acceptance of the term sheet, our Adviser will proceed with extensive due diligence and prepare a more substantive “Phase II” memorandum that is the basis for receiving a formal approval from our Adviser’s Investment Committee. The Phase II memorandum is a comprehensive document, typically 40 – 50 pages in length, which summarizes the results of our Adviser’s due diligence, investment thesis, investment risks and investment return projections. Investment Committee approval of the Phase II memorandum is required prior to issuing a commitment letter. Further, at least two principals of our Adviser will meet the target company’s management team prior to issuing a commitment letter. Additionally, updates are provided to the Investment Committee as to any material changes in the transaction, investment thesis, or any other relevant deal point, ensuring decisions are made utilizing the most current information.

Deal Analysis

For each investment opportunity that includes a Phase II memorandum, our Adviser conducts rigorous in-house analytics, including a comprehensive analysis of market and operational dynamics as well as historical and projected financial information. Specific attention is given to management and sponsor experience and track record, industry dynamics, revenue growth drivers and valuations and general macroeconomic conditions. Additionally, background checks on company management teams are completed prior to an investment. Our Adviser, typically in conjunction with the control equity investor, often will engage a consultant to interview a range of key customers, suppliers, competitors and other parties deemed relevant to the ongoing performance of the target company. The consultant will typically prepare a report that generally includes a quality of earnings report, a market study and information technology and environmental assessments. Finally, in reviewing each anticipated investment, investment professionals of our Adviser will conduct visits to the target company’s headquarters and potentially auxiliary sites (e.g. factories, distribution centers, international locations).

Issuance of Formal Commitment

Once we have determined that a potential transaction is suitable for investment, we work with the management and/or sponsor of the target company and its other capital providers, including senior, junior and equity capital providers, if any, to finalize the structure of the investment. We expect that approximately 2% to 4% of the investments initially reviewed by us eventually result in the issuance of formal commitments.

We expect our debt investments to typically have a term of five to seven years and bear interest at a fixed or floating rate. We expect the average investment holding period to be between three and five years, depending upon portfolio company objectives and conditions in the capital markets.

Ongoing Relationship with and Monitoring of Portfolio Companies

Our Adviser employs rigorous portfolio monitoring of portfolio companies following an investment. The monitoring process is driven by frequent interaction and discussion with target company management, attending operating meetings and board of director meetings, interacting with industry experts and third party sources for market information and working with third-party consultants. Our Adviser works with management and other investors to develop and continually refine the company’s strategic plan as well as to monitor and evaluate the effects of macro-level industry factors. Additionally, our Adviser receives and analyzes monthly financial data and operating metrics and maintains an active database of historical company information. Finally, our Adviser performs regular detailed portfolio valuation analyses and monitors current and future liquidity needs and covenant compliance.

Managerial Assistance

As a BDC, we will offer, and must provide upon request, managerial assistance to our portfolio companies. This assistance could involve monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Our Adviser or an affiliate of our Adviser will provide such managerial assistance on our behalf to portfolio companies that request this assistance. We may receive fees for these services and will reimburse our Adviser or an affiliate of our Adviser for its allocated costs in providing such assistance, subject to the review by our board of directors, including our independent directors.

SBIC License

We intend to apply for a license to form a small business investment company subsidiary, or SBIC subsidiary; however, the application is subject to approval by the SBA and we can make no assurances that the SBA will approve our application. The SBIC subsidiary would be allowed to issue SBA-guaranteed debentures up to a maximum of $150 million under current SBIC regulations, subject to required capitalization of the SBIC subsidiary and other requirements. SBA guaranteed debentures generally have longer maturities and lower interest rates than other forms of debt that may be available to us, and we believe therefore would represent an attractive source of debt capital.

Competition

Our primary competitors in providing financing to middle-market companies include public and private funds, other BDCs, commercial and investment banks, commercial financing companies and, to the extent they provide an alternative form of financing, private equity and hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, we believe some competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or to the distribution and other requirements we must satisfy to maintain our qualification as a RIC.

We expect to use the expertise of the investment professionals of our Adviser to which we will have access to assess investment risks and determine appropriate pricing for our investments in portfolio companies. In addition, we expect that the relationships of the investment professionals of our Adviser will enable us to learn about, and compete effectively for, financing opportunities with attractive middle-market companies in the industries in which we seek to invest. For additional information concerning the competitive risks we face, see “Risk Factors — Risks Relating to our Business and Structure — We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.”

Market Conditions

Due to the volatility in global markets, the availability of capital and access to capital markets has been limited over the last several years. As the global liquidity situation and market conditions evolve, we will continue to monitor and adjust our approach to funding accordingly. However, given the unprecedented nature of the volatility in the global markets over the past several years and the uncertainty around the strength of the U.S. and global economies, there can be no assurances that these activities will be successful. While the current markets have improved from various periods of market dislocation and volatility, there can be no assurance that they will not worsen again in the future. If they do, we could face materially higher financing costs. Consequently, our operating strategy could be materially and adversely affected. See “Risk Factors — Risks Relating to Our Business — Capital markets have been in a period of disruption and instability for an extended period of time. These market conditions materially and adversely affected debt and equity capital markets in the United States, which had, and may in the future continue to have, a negative impact on our business and operations.”

In connection with the prior depressed market conditions of the general economy, the stocks of BDCs as an industry have in the past traded at near historic lows as a result of concerns over liquidity, credit quality, leverage restrictions and distribution requirements. In some cases, certain BDCs became “forced sellers” of assets, defaulted on their indebtedness, decreased their distributions to stockholders or announced share repurchase programs. We cannot assure you that the market pressures we may face in the future will not have a material adverse effect on our business, financial condition and results of operations.

Administration

We will not have any direct employees, and our day-to-day investment operations will be managed by our Adviser. We have a chief executive officer, a chief financial officer and a chief compliance officer. To the extent necessary, our board of directors may hire additional personnel going forward. Our officers are employees of our Administrator and our allocable portion of the cost of our chief financial officer and chief compliance officer and their respective staffs will be paid by us pursuant to the Administration Agreement.

Corporate Information

Our principal executive offices are located at 200 Park Avenue, 7th Floor, New York, New York 10166, and our telephone number is (212) 922-8940.

Properties

We do not own any real estate or other physical properties materially important to our operation. Our headquarters are located at 200 Park Avenue, 7th Floor, New York, New York 10166. We believe that our office facilities are suitable and adequate for our business as we contemplate conducting it.

Legal Proceedings

Neither we nor our Adviser are currently subject to any material legal proceedings, although we may, from time to time, be involved in litigation arising out of operations in the normal course of business or otherwise.

PORTFOLIO COMPANIES

In order to expedite the ramp-up of our investment activities and further our ability to meet our investment objective, immediately prior to our election to be treated as a BDC under the 1940 Act and the closing of this offering, we intend to purchase from Fund III for $[•] in cash and [•] shares of our common stock at $[•] per share, all of Fund III’s portfolio assets, which are described elsewhere in this prospectus, at their fair value as of December 31, 2013, as determined by our board of directors. Given that there is no readily available market value for any of the investments held by Fund III, our board of directors engaged an independent valuation firm in connection with our acquisition of these assets to aid it in determining the fair value of these assets at [•], 2013. Specifically, the fair value of Fund III’s portfolio assets at December 31, 2013 of $[•] million was determined and approved by our board of directors, which includes a majority of independent directors, with the assistance of an independent valuation firm.

Separately, the investment professionals of our Adviser have originated approximately $[•  ] million in debt investments, or the Warehouse Portfolio, by using funds under a warehouse facility provided to us by one of our affiliates in anticipation of our initial public offering. We entered into the Bridge Facility with [•  ] which will be used to repay in full the outstanding indebtedness under the warehouse facility and fund the cash portion of the consideration paid to the limited partners of Fund III. The Bridge Facility is expected to have a maturity date of not more than [•  ] business days after the pricing date of this offering and will terminate upon our full repayment of the outstanding borrowings thereunder with the proceeds from our initial public offering. Borrowings under the Bridge Facility are expected to bear interest at the highest of (i) a prime rate, (ii) the Federal Funds rate plus [•  ]% and (iii) LIBOR plus [•  ]%. We will acquire the Warehouse Portfolio for $  million in cash using proceeds from the Bridge Facility.

As a result, we expect to have approximately $[•  ] million in portfolio investments upon the consummation of our initial public offering, which includes both the portfolio acquired from Fund III and the Warehouse Portfolio.

Upon the consummation of the Formation Transactions, our initial portfolio will include [•]% first lien debt, [•]% second lien debt, and [•]% mezzanine debt at fair value, of which [•]% is invested in fixed-rate debt and the remaining [•]% is invested in floating rate debt. There are no material differences in the underwriting standards that were used to originate our initial portfolio and the underwriting standards described in this prospectus that we expect to implement going forward. See “Business — Investment Process.”

Upon the consummation of the Formation Transactions, the weighted average yield of the initial portfolio at its face value will be [•]%, of which approximately [•]% will be current cash interest. The face value of a loan refers to the principal of the loan. The weighted average yield was computed using the effective interest rates for all debt investments within the initial portfolio, including accretion of original issue discount.

The following table sets forth certain information for each portfolio company in which we had a debt or equity investment, assuming for the purposes hereof that we had acquired these investments as of December 31, 2013. Substantially all of our debt investments are mezzanine debt investments, where the issuers will not be required to make principal payments until the maturity of the loans, which could result in a substantial loss to us if such issuers are unable to refinance or repay their debt at maturity. Other than these investments, we expect that our only formal relationships with our portfolio companies will be the managerial assistance we may provide, and the board observation or participation rights we may receive in connection with our investment. We do not “control” any of our portfolio companies, as defined in the 1940 Act. In general, under the 1940 Act, we would “control” a portfolio company if we owned more than 25.0% of its voting securities and would be an “affiliate” of a portfolio company if we owned 5.0% or more of its voting securities.

Description	Industry	Type of Investment	Percentage of Class Owned	Maturity	Principal Amount as of September 30, 2013(1)	Purchase Price as of December 31, 2013
Battery Solutions, Inc. 5900 Brighton Pines Ct. Howell, MI 48843	Recycling Services	Senior Subordinated Note (12% Cash, 2% PIK) Class A Units	—	12/20/2018	5,079,725 5,000,000
Black Diamond Oilfield Rentals, LLC Black Diamond Oilfield Lexington Avenue, 71st Floor New York, NY 10174	Energy Services	Senior Subordinated Note (10% Cash, 4% PIK)	—	7/8/2018	8,879,425
City Carting Holding Company, Inc. 8 Viaduct Road Stamford, CT 06907	Waste Management	Series A Preferred Shares Series B Preferred Shares			4,706,000 3,294,000
Dentistry for Children, Inc. 1350 Spring Street, NW Suite 750 Atlanta, GA 30309	Healthcare Services	Senior Subordinated Note (11% Cash, 2.25% PIK) Equity	—	9/1/2017	10,578,566 1,500,000
DRC Emergency Services, LLC c/o Luther S. Pate, IV 2201 Jack Warner Parkway, Suite 2 Tuscaloosa, AL 35401	Business Services	Senior Subordinated Note (12% Cash)	—	1/11/2020	10,000,000
FST Technical Services, LLC c/o Caymus Equity Partners 3490 Piedmont Rd NE, Suite 1040 Atlanta, GA 30305	Business Services	Senior Subordinated Note (12% Cash, 2% PIK)	—	11/18/2018	12,500,000
Global Telecom & Technology, Inc. 8484 Westpark Drive, Suite 720 McLean, Virginia 22102	Telecommunication Services	Senior Subordinated Note (11% Cash) Equity Warrants	—	6/6/2016	3,000,000 2,000,000 410,939
Health Fusion Inc. 100 North Rios Avenue Solana Beach, CA 92075	Healthcare Services	Senior Subordinated Note (13% Cash) Warrants	—	10/7/2018	5,750,000 764,120
Kaseman Holdings, LLC/Sallyport Holdings, LLC (aka KS International, LLC) 1600 Tysons Blvd Suite 1400 McLean, VA 22102	Defense Services	Class A Interest			500,000
Media Storm, LLC c/o Media Storm LLC 99 Washington Street S. Norwalk, CT 06854	Media & Entertainment	Senior Subordinated Note (12% Cash, 2% PIK) Preferred Shares	—	10/23/2017	7,862,000 1,216,000
Net Access Corporation 9 Wing Drive Cedar Knolls, NJ 07927	Technology	Senior Subordinated Note (13% Cash) Class A Units	—	7/19/2018	3,920,230 3,000,000
ProServ Offshore Group 13105 Northwest Freeway Suite 250 Houston, TX 77040	Energy Services	Warrant			731,000
Show Media, Inc. c/o Show Media, LLC 383 Fifth Avenue, 2nd Floor New York, NY 10016	Outdoor Advertising	Senior Subordinated Note (5.5% Cash, 7.5% PIK)	—	8/10/2017	7,069,000
Southern Technical Institute, Inc. 1485 Florida Mall Ave. Orlando, FL 32809	Education Education	Unitranche (12.5% Cash) Class A Units	—	10/15/2016	8,733,333 3,000,000

Description	Industry	Type of Investment	Percentage of Class Owned	Maturity	Principal Amount as of September 30, 2013(1)	Purchase Price as of December 31, 2013
Wholesome Sweeteners, Inc. 8016 Highway 90A Sugar Land, TX 77478	Food Distribution	Senior Subordinated (12% Cash, 2% PIK) Common Shares	—	10/6/2017	8,079,306 4,500,000
WellBiz Brands, Inc. 9092 Ridgeline Blvd. Suite A Highlands Ranch, CO 80129	Personal Services	Senior Subordinated Note (7% Cash, 3.5% PIK)	—	10/23/2018	6,100,000
					$130,566,502	$—

(1)	Principal amount includes the amount of PIK interest.

MANAGEMENT

Board of Directors and Executive Officers

Our business and affairs are managed under the direction of our board of directors. The board of directors consists of five members, three of whom are not “interested persons” of our Adviser or its affiliates, as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our “independent directors.” The board of directors elects our officers, who serve at the discretion of the board of directors. The responsibilities of the board of directors include oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities.

Board of Directors

We have adopted provisions in our articles of incorporation that divide our board of directors into three classes. At each annual meeting, directors will be elected for staggered terms of three years (other than the initial terms, which extend for up to three years), with the term of office of only one of these three classes of directors expiring each year. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

Information regarding the board of directors is as follows:

Name	Age	Position	Director Since	Term Expires
Interested Directors
Paul J. Echausse	52	President and Chief Executive Officer	2013
Paul Hatfield	52	Chairman of the Board	2013
Independent Directors
T. Ulrich Brechbühl	49	Director	2013
Douglas J. Greenlaw	69	Director	2013
Rudolph L. Hertlein	73	Director	2013

The address for each of our directors is c/o Alcentra Capital Corp., 200 Park Avenue, 7th Floor, New York, New York 10166.

Executive Officers Who Are Not Directors

Information regarding our executive officers who are not directors is as follows:

Name	Age	Position
Steven Levinson	47	Chief Compliance Officer
Scott Gold	40	Senior Vice President
Ellida McMillan	46	Chief Accounting Officer

The address for each of our executive officers is c/o Alcentra Capital Corp., 200 Park Avenue, 7th Floor, New York, New York 10166.

Biographical Information

The board of directors will consider whether each of the directors is qualified to serve as a director, based on a review of the experience, qualifications, attributes and skills of each director, including those described below. The board of directors will also consider whether each director has significant experience in the investment or financial services industries and has held management, board or oversight positions in other companies and organizations. For the purposes of this presentation, our directors have been divided into two groups — independent directors and interested directors. Interested directors are “interested persons” as defined in the 1940 Act.

Independent Directors

T. Ulrich Brechbühl.  Mr. Brechbühl currently serves as both the Executive Vice President for Emdeon’s provider business as well as the Chief Executive Officer of Chamberlin Edmonds and Associates Inc. (CEA), an Emdeon Company. Ulrich joined CEA in 2004 as the company’s COO. Shortly thereafter he became the President and Chief Executive Officer and was appointed to the board. In 2010 he joined the Emdeon executive team upon the sale of CEA to Emdeon. Prior to joining CEA, Mr. Brechbühl served as a director and as the Chief Executive Officer and Chief Financial Officer of MigraTEC, Inc., a publicly traded software business. He joined MigraTEC in 2000 as the Chief Financial Officer and was soon elected to the board and promoted to Chief Executive Officer, serving in those capacities until the end of 2003. From 1998-2000 he was a founder and the Chief Financial Officer of Thayer Aerospace, a provider of structural components to the aerospace and defense industries, which grew from a start-up to $70 million in revenue in two years. Mr. Brechbühl previously served as a Manager of Bain & Company from 1994 to 1998, during which time he led teams in a variety of assignments in high tech, aerospace and defense, and construction. Mr. Brechbühl is a graduate with distinction from the United States Military Academy at West Point and received an MBA from Harvard Business School.

Rudolph L. Hertlein, CPA.  Mr. Hertlein is currently the Managing Director of Hertlein & Associates LLC, which provides consulting services to small businesses. He has over 45 years of experience in accounting and auditing, including the financial services industry and an understanding of the complex accounting matters for financial service companies. Mr. Hertlein served as a Senior Vice President, Corporate Development – Viacom Inc. from 1994 until 2000. He previously served as Senior Vice President and Controller of Paramount Communications Inc. from 1993 until 1994, during which time as chief accounting officer was responsible for SEC financial reporting for the company. Mr. Hertlein previously served as a Director of Rogar Studios Inc., a creative programming company, from 2004 until 2009. He currently serves as an Independent Director, and Chairman of the Board of Directors of CPA2BIZ.com (a for profit subsidiary of the AICPA) and has served in this position since 2003. Mr. Hertlein also serves as an Independent Director and Chair of the Audit Committee of Abacus Federal Savings Bank since 2011, a full service Bank. Mr. Hertlein received a BBA from St. John’s University and is a licensed CPA in the state of New York since 1968.

Interested Directors

Paul J. Echausse.  Mr. Echausse has served as our President and Chief Executive Officer and a member of our board of directors since our inception. Mr. Echausse serves on the Investment Committee of BNY Mellon Private Equity and European Direct Lending. Mr. Echausse is responsible for the overall management and direction of our investment operations, including transaction sourcing, deal execution and the monitoring of our portfolio companies. Mr. Echausse brings more than 20 years of leveraged finance experience to the origination and management of the Alcentra Mezzanine’s investment portfolios. Prior to joining BNY Capital Markets in 1998, Paul was President of Kisco Capital Corporation, the growth capital Small Business Investment Company affiliate of Kohlberg & Co. L.L.C. Previously, he was Chief Operating Officer of IBJS Capital Corporation, the junior capital investment affiliate of IBJ Schroder Bank. Prior to IBJ Schroder Bank, Mr. Echausse was the Assistant Division Head of Southeast Banking for the Bank of New York. Mr. Echausse previously served as President of the Northeast Regional Association of Small Business Investment Companies and on the national board of the National Association of Small Business Investment Companies. Mr. Echausse serves on the board of directors of CYO of Nassau-Suffolk and Emerald Waste and Terresentia Corp. Mr. Echausse received a B.S. from Fordham University (magna cum laude, Phi Beta Kappa), an M.B.A. from New York University and a J.D. from Fordham Law School and is a member of the New York State Bar.

We believe Mr. Echausse’s extensive leveraged finance experience, especially in connection with originating and managing investments for funds managed by our Adviser, bring important and valuable skills to our board of directors.

Paul Hatfield.  Mr. Hatfield has been Chairman of the board of directors since June 2013. Mr. Hatfield joined Alcentra in 2003 and was the senior portfolio manager for the European CLOs at Alcentra Ltd., until moving to head Alcentra NY’s U.S. business in July 2008. From April 2002 to March 2003, Mr. Hatfield was a senior analyst for the CDO operations of Intermediate Capital Group, where he covered building products and construction, aerospace and consumer credits. Between 1995 and 2001, Mr. Hatfield worked at Deutsche Bank in London for the Leveraged Finance Group. In 1998, while at Deutsche Bank, Mr. Hatfield worked in New York where he supervised Leveraged Finance and the telecom division. Before joining Deutsche Bank, Mr. Hatfield originated a portfolio of mezzanine and development capital loans at FennoScandia Bank. He originally trained as a chartered accountant in the audit division of Arthur Andersen. Mr. Hatfield received a B.A. (Honors) in Economics from Cambridge University.

We believe Mr. Hatfield’s extensive experience in leveraged finance and as a portfolio manager for funds managed by Alcentra Ltd., bring important and valuable skills to our board of directors.

Executive Officers Who Are Not Directors

Steven Levinson.  Mr. Levinson has served as our Chief Compliance Officer and Secretary since June, 2013. Mr. Levinson joined Alcentra in October 2011 and serves as Chief Compliance Officer for Alcentra NY. Prior to joining Alcentra, Mr. Levinson spent four years at Stone Tower Capital where he served as Director of Compliance. From March 2003 to December 2006, Mr. Levinson was the Chief Audit Executive at IDT Corporation. He began his career at Price Waterhouse and spent fourteen years in the Internal Audit departments of major financial institutions. Mr. Levinson received a B.A. in Accounting and Economics from Queens College of the City University of New York and an M.B.A. with a concentration in Financial Management from Pace University.

Scott Gold.  Mr. Gold has served as our Senior Vice President since December 2013 and Senior Vice President of Alcentra since 2011, and is responsible for transaction sourcing, deal execution and monitoring of portfolio companies. Prior to joining Alcentra, Mr. Gold spent three years with Islanet, a wireless telecommunication service provider, recapitalizing the company, acquiring a competitor and launching a new wireless product line and operating subsidiary. Prior to Islanet, Mr. Gold was an associate at a lower middle-market mezzanine and equity-focused family office based in New York. In 1998, Mr. Gold was at BNY Capital Markets, where he was a founding member of Alcentra Mezzanine, and was responsible for transaction execution, due diligence and portfolio company monitoring for Alcentra’s legacy mezzanine funds. Mr. Gold received a B.S. from New York University and an M.B.A. (summa cum laude, Phi Beta Kappa) from Fordham University.

Ellida McMillan.   Ms. McMillan joined Alcentra in December 2013 as our Chief Accounting Officer. Since 2012, Ms. McMillan has served as a CFO Partner of Tatum US, a financial and technology consulting and advisory firm. Prior to joining Tatum US, Ms. McMillan owned McMillan Consulting, which provided management and financial consulting for small to medium sized businesses, including advising on accounting, financial reporting and analysis, and other financial matters. Previously, Ms. McMillan was a corporate controller at KBC Financial Holdings, a subsidiary of KBC Financial Products UK Ltd, which engaged in the sales, structuring and risk management of equity linked and equity derivatives instruments, from 2000 until 2004. Prior to KBC, Ellida was an associated director of Fixed Income Derivatives at Bear Stearns & Co. from 1999 until 2000. Ellida began her career as an auditor at Arthur Andersen in the financial service sector. Ellida holds a B.S. from Fairfield University and is a licensed CPA.

Board Leadership Structure

The board of directors does not have a lead independent director. We are aware of the potential conflicts that may arise when an interested director is Chairman of the Board, but believe these potential conflicts are offset by our strong corporate governance practices. Our corporate governance practices include regular meetings of the independent directors in executive session without the presence of interested directors and management, the establishment of an audit committee and a nominating and corporate governance committee, each of which is comprised solely of independent directors, and the appointment of a Chief Compliance Officer, with whom the independent directors meet without the presence of interested directors and other members of management, for administering our compliance policies and procedures.

The board of directors believes that its leadership structure is appropriate in light of our characteristics and circumstances because the structure allocates areas of responsibility among the individual directors and the committees in a manner that affords effective oversight. Specifically, the board of directors believes that the relationship of Mr. Hatfield with our Adviser provides an effective bridge between the board of directors and management, and encourages an open dialogue between management and our board of directors, ensuring that these groups act with a common purpose. The board of directors also believes that its small size creates a highly efficient governance structure that provides ample opportunity for direct communication and interaction between our management, our Adviser and the board of directors.

Board’s Role in Risk Oversight

Oversight of our investment activities extends to oversight of the risk management processes employed by our Adviser as part of its day-to-day management of our investment activities. The board of directors anticipates reviewing risk management processes at both regular and special board meetings throughout the year, consulting with appropriate representatives of our Adviser as necessary and periodically requesting the production of risk management reports or presentations. The goal of the board of directors’ risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the board of directors’ oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.

Committees of the Board of Directors

The board of directors has established an audit committee and a nominating and corporate governance committee and may establish additional committees from time to time as necessary. The scope of the responsibilities assigned to each of these committees is discussed in greater detail below.

Audit Committee

The members of the audit committee are Messrs. Brechbühl, Greenlaw, and Hertlein, each of whom meets the independence standards established by the SEC and the NASDAQ Global Select Market regulations for audit committees and is independent for purposes of the 1940 Act. [•  ] serves as chairman of the audit committee. Our board of directors has determined that [•  ] is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K of the Exchange Act. The audit committee is responsible for approving our independent accountants, reviewing with our independent accountants the plans and results of the audit engagement, approving professional services provided by our independent accountants, reviewing the independence of our independent accountants and reviewing the adequacy of our internal accounting controls. The audit committee is also responsible for aiding our board of directors in fair value pricing debt and equity securities that are not publicly traded or for which current market values are not readily available. The board of directors and audit committee will utilize the services of an independent valuation firm to help them determine the fair value of these securities.

Nominating and Corporate Governance Committee

The members of the nominating and corporate governance committee are Messrs. Brechbühl, Greenlaw, and Hertlein, each of whom is independent for purposes of the 1940 Act and the NASDAQ Global Select Market regulations. [•] serves as chairman of the nominating and corporate governance committee. The nominating and corporate governance committee is responsible for selecting, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on the board or a committee of the board, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and our management.

The nominating and corporate governance committee will consider nominees to the board of directors recommended by a stockholder if such stockholder complies with the advance notice provisions of our bylaws. Our bylaws provide that a stockholder who wishes to nominate a person for election as a director at a meeting of stockholders must deliver written notice to our corporate secretary. This notice must contain, as to each nominee, all of the information relating to such person as would be required to be disclosed in a proxy statement meeting the requirements of Regulation 14A under the Exchange Act, and certain other information set forth in the bylaws. In order to be eligible to be a nominee for election as a director by a stockholder, such potential nominee must deliver to our corporate secretary a written questionnaire providing the requested information about the background and qualifications of such person and a written representation and agreement that such person is not and will not become a party to any voting agreements or any agreement or understanding with any person with respect to any compensation or indemnification in connection with service on the board of directors, and would be in compliance with all of our publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines.

The nominating and corporate governance committee has not adopted a formal policy with regard to the consideration of diversity in identifying individuals for election as members of the board of directors, but the committee will consider such factors as it may deem are in our best interests and those of our stockholders. Those factors may include a person’s differences of viewpoint, professional experience, education and skills, as well as his or her race, gender and national origin. In addition, as part of the board’s annual-self assessment, the members of the nominating and corporate governance committee will evaluate the membership of the board of directors and whether the board maintains satisfactory policies regarding membership selection.

Compensation of Directors

(1)	We do not pay compensation to our directors who also serve in an executive officer capacity for us or our Adviser.
(2)	We do not maintain a stock or option plan, non-equity incentive plan or pension plan for our directors. Our independent directors, however, have the option of receiving all or a portion of their directors’ fees paid in shares of our common stock issued at a price per share equal to the greater of net asset value or the market price at the time of payment.

The independent directors will receive an annual fee of $[•]. They will also receive $[•] plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending in person or telephonically each regular board of directors meeting and each special telephonic meeting. They also will receive $[•] plus reimbursement of reasonable out-of-pocket expenses incurred in connection with each committee meeting attended in person and each telephonic committee meeting (provided that such compensation will only be paid if the committee meeting is not held on the same day as any regular board meeting). The chairmen of the audit committee and the nominating and corporate governance committee will receive an annual fee of $[•] and $[•], respectively. We have obtained directors’ and officers’ liability insurance on behalf of our directors and officers.

No compensation was paid to our directors during the year ended December 31, 2013.

Compensation of Executive Officers

None of our executive officers receive direct compensation from us. The compensation of our Chief Financial Officer and Chief Compliance Officer is paid by our Administrator, subject to reimbursement by us of the allocable portion of such compensation for services rendered by him or her to us.

PORTFOLIO MANAGEMENT

Each investment opportunity requires the unanimous approval of our Adviser’s Investment Committee, which is comprised of Messrs. Echausse, Hatfield, Bannon and Delaney Smith. Follow-on investments in existing portfolio companies requires the Investment Committee’s approval beyond that obtained when the initial investment in the company was made. In addition, temporary investments, such as those in cash equivalents, U.S. government securities and other high quality debt investments that mature in one year or less, may require approval by the Investment Committee. The day-to-day management of investments approved by the Investment Committee will be overseen by our Adviser’s Investment Committee.

Each of Messrs. Echausse, Hatfield, Bannon and Delaney Smith has an indirect ownership and financial interests in, and may receive compensation and/or profit distributions from, our Adviser. None of Messrs. Echausse, Hatfield, Bannon and Delaney Smith receives any direct compensation from us. Messrs. Echausse, Hatfield, Bannon and Delaney Smith are also primarily responsible for the day-to-day management of [•] other pooled investment vehicles and other accounts in which their affiliates receive incentive fees, with a total amount of $[•] in assets under management as of [•], 2013. See “Related Party Transactions and Certain Relationships.”

Investment Committee

Our Adviser’s Investment Committee will meet regularly to consider our investments, direct our strategic initiatives and supervise the actions taken by our Adviser on our behalf. In addition, the Investment Committee will review and determine by unanimous vote whether to make prospective investments identified by our Adviser and monitor the performance of our investment portfolio.

The members of our Adviser’s Investment Committee receive compensation by our Adviser that includes an annual base salary, an annual individual performance bonus, contributions to 401(k) plans, and a portion of the incentive fee or carried interest earned in connection with their services.

Biographical information for Messrs. Echausse and Hatfield may be found at “Management — Biographical Information.” Biographical information for Messrs. Bannon and Delaney Smith is as follows:

Kevin Bannon.  Mr. Bannon currently serves as Chief Investment Officer of Highmount Capital, a New York based wealth management firm. He is Chairman of the firm’s Investment Policy Committee and is actively involved in expanding Highmount’s capabilities in the alternative investments area. Kevin retired from The Bank of New York Mellon Corporation in 2007 after a 28 year career, serving as the Bank’s Chief Investment Officer from 1993 – 2007. In this role, he was responsible for establishing the investment framework for managing assets in excess of $100 billion for institutional and private clients. He was BNY Mellon’s chief spokesperson on economic and financial market issues and has appeared regularly in the financial media. He began his career in 1974 at U.S. Trust. Mr. Bannon is a Director of the Prudential Retail Mutual Funds and Urstadt Biddle Properties. He serves on the Boards of the Boys and Girls Clubs of Northern Westchester and the Hundred Year Association of New York. He has previously served on the Boards of Shorewood Packaging Corp., Regis High School and the Lyndhurst Council of the National Trust for Historic Preservation. He represented BNY Mellon on the Board of the W.K. Kellogg Foundation Trust and was the President of the BNY Hamilton Funds, the Bank’s proprietary mutual fund family, and BNY Private Investment Management, Inc., overseeing the Bank’s BNY Partners Funds for alternative investments. Mr. Bannon received a B.S. in Economics from the Wharton School of the University of Pennsylvania and an M.B.A. in Finance from the Stern School of New York University. He holds a Chartered Financial Analyst designation.

Graeme Delaney Smith.  Mr. Delaney Smith joined Alcentra Ltd. in 2004 to lead the European Mezzanine operation of Alcentra. He raised two €500m mezzanine funds for the European market in 2005 and 2007. The second fund remains open for new investments.

Mr. Delaney Smith is Head of Direct Lending for Alcentra in the European market as a further development of the private debt strategy for Alcentra in this region. He currently serves on the board of directors for Almatis and Lighthouse Ltd, two current mezzanine fund investments. Prior to joining Alcentra, Mr. Delaney-Smith was an Investment Director at Intermediate Capital Group PLC, or ICG, where he marketed ICG’s capabilities to private equity firms and originated and invested in numerous successful European mezzanine financings. Prior to joining ICG in 1998, he worked at the Royal Bank of Scotland for five years, with two years in the leveraged finance team in London. Mr. Delaney-Smith is a graduate of Napier University and a qualified accountant. He also received an M.B.A. from Heriot-Watt University Business School in Edinburgh, Scotland.

The following table sets out the dollar range of our equity securities beneficially owned by each of our portfolio managers upon completion of this offering.

Name of Portfolio Manager	Dollar Range of Equity Securities in the Company(1)(2)(3)
Paul J. Echausse
Paul Hatfield
Kevin Bannon
Graeme Delaney Smith

(1)	Dollar ranges are as follows: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000, $100,001-$500,000, $500,001-$1,000,000, or over $1,000,000.
(2)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(3)	The dollar range of equity securities beneficially owned is based on a stock price of $[•] per share.

MANAGEMENT AGREEMENTS

Alcentra NY serves as our investment adviser and is registered as an investment adviser under the Advisers Act.

Investment Advisory Agreement

Subject to the overall supervision of our board of directors and in accordance with the 1940 Act, our Adviser will manage our day-to-day operations and provide investment advisory services to us. Under the terms of the Investment Advisory Agreement, our Adviser will:

•	determine the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;
•	identify, evaluate and negotiate the structure of the investments we make;
•	execute, close, service and monitor the investments we make;
•	determine the securities and other assets that we will purchase, retain or sell;
•	perform due diligence on prospective portfolio companies; and
•	provide us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our funds.

Pursuant to the Investment Advisory Agreement, we have agreed to pay our Adviser a fee for investment advisory and management services consisting of two components — a base management fee and an incentive fee. The cost of both the base management fee and the incentive fee will ultimately be borne by our stockholders.

Management Fee

The base management fee is calculated at an annual rate of 1.75% of our gross assets (i.e., total assets held before deduction of any liabilities), including assets purchased with borrowed funds or other forms of leverage and excluding cash and cash equivalents. Although we do not anticipate making significant investments in derivative financial instruments, the fair value of any such investments, if positive, which will equal their current market value, not their notional value, will be included in our calculation of gross assets. For services rendered under the Investment Advisory Agreement, the base management fee is payable quarterly in arrears. The base management fee is calculated based on the average value of our gross assets, excluding cash and cash equivalents, at the end of the two most recently completed calendar quarters. Base management fees for any partial month or quarter will be appropriately pro-rated.

Incentive Fee

We will pay our Adviser an incentive fee. Incentive fees are calculated as below and payable quarterly in arrears. The incentive fee, which provides the Adviser with a share of the income that it generates for us, has two components, ordinary income and capital gains, calculated as follows:

The ordinary income component is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding calendar quarter, subject to a total return requirement and deferral of non-cash amounts, and will be 20.0% of the amount, if any, by which our pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets attributable to our common stock, for the immediately preceding calendar quarter, exceeds a 2.0% (which is 8.0% annualized) hurdle rate and a “catch-up” provision measured as of the end of each calendar quarter. Under this provision, in any calendar quarter, our Adviser receives no incentive fee until our pre-incentive fee net investment income equals the hurdle rate of 2.0%, but then receives, as a “catch-up,” 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5%. The effect of the “catch-up” provision is that, subject to the total return and deferral provisions discussed below, if pre-incentive fee net investment income exceeds 2.5% in any calendar quarter, our Adviser receives 20.0% of our pre-incentive fee net investment income as if a hurdle rate did not apply. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence, managerial assistance and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement, and any interest expense and any distributions paid on any issued and outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income excludes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income until we have received such income in cash.

The foregoing incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of Alcentra Capital’s pre-incentive fee net investment income will be payable except to the extent 20.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding quarters exceeds the cumulative incentive fees accrued and/or paid for the 11 preceding quarters. In other words, any ordinary income incentive fee that is payable in a calendar quarter will be limited to the lesser of (i) 20.0% of the amount by which our pre-incentive fee net investment income for such calendar quarter exceeds the 2.0% hurdle, subject to the “catch-up” provision, and (ii) (x) 20.0% of the cumulative net increase in net assets resulting from operations for the then current and 11 preceding calendar quarters minus (y) the cumulative incentive fees accrued and/or paid for the 11 preceding calendar quarters. For the foregoing purpose, the “cumulative net increase in net assets resulting from operations” is the amount, if positive, of the sum of pre-incentive fee net investment income, realized gains and losses and unrealized appreciation and depreciation of Alcentra Capital for the then current and 11 preceding calendar quarters. In addition, the portion of such incentive fee that is attributable to deferred interest (such as PIK interest or OID) will be paid to the Adviser, together with interest thereon from the date of deferral to the date of payment, only if and to the extent we actually receive such interest in cash, and any accrual thereof will be reversed if and to the extent such interest is reversed in connection with any write-off or similar treatment of the investment giving rise to any deferred interest accrual. Any reversal of such accounts would reduce net income for the quarter by the net amount of the reversal (after taking into account the reversal of incentive fees payable) and would result in a reduction and possible elimination of the incentive fees for such quarter. There is no accumulation of amounts on the hurdle rate from quarter to quarter, and accordingly there is no clawback of amounts previously paid if subsequent quarters are below the quarterly hurdle, and there is no delay of payment if prior quarters are below the quarterly hurdle. The Adviser has agreed to permanently waive any interest accrued on the portion of the incentive fee attributable to deferred interest (such as PIK interest or OID).

Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a quarter where we incur a loss, subject to the total return requirement and deferral of non-cash amounts. For example, if we receive pre-incentive fee net investment income in excess of the quarterly minimum hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that quarter due to realized and unrealized capital losses. Our net investment income used to calculate this component of the incentive fee is also included in the amount of our gross assets used to calculate the 1.75% base management fee. These calculations will be appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

For the years ending December 31, 2013 and December 31, 2014, our Advisor is not eligible to receive quarterly incentive fees in excess of pre-incentive fee net investment income less an annualized dividend of 9.0% (based on our initial public offering price per share).

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Incentive Fee Based on Net Investment Income

Pre-incentive Fee Net Investment Income
(expressed as a percentage of the value of net assets)

Percentage of Pre-incentive Fee Net Investment Income
Allocated to Income-Related Portion of Incentive Fee

The capital gains component of the incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), commencing on [•], 2013, and is equal to 20.0% of our cumulative aggregate realized capital gains from inception through the end of that calendar year, computed net of our aggregate cumulative realized capital losses and our aggregate cumulative unrealized capital depreciation through the end of such year, less the aggregate amount of any previously paid capital gains incentive fees, provided that the incentive fee determined as of [•], 2013 will be calculated for a period of shorter than twelve calendar months to take into account any realized capital gains computed net of all realized capital losses and unrealized capital depreciation for the period ending [•], 2013. If such amount is negative, then no capital gains incentive fee will be payable for such year. Additionally, if the Investment Advisory Agreement is terminated as of a date that is not a calendar year end, the termination date will be treated as though it were a calendar year end for purposes of calculating and paying the capital gains incentive fee.

Examples of Quarterly Incentive Fee Calculation

Example 1: Income Related Portion of Incentive Fee:

Alternative 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%
Hurdle rate(1) = 2.0%
Management fee(2) = 0.4375%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%
Pre-incentive fee net investment income
(investment income – (management fee + other expenses) = 0.6125%

Pre-incentive fee net investment income does not exceed hurdle rate, therefore there is no income-related incentive fee.

Alternative 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.9%
Hurdle rate(1) = 2.0%
Management fee(2) = 0.4375%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%
Pre-incentive fee net investment income
(investment income – (management fee + other expenses) = 2.2625%

Incentive fee = 100% × Pre-incentive fee net investment income (subject to “catch-up”)(4)

= 100% × (2.2625% – 2.0%)
= 0.2625%

Pre-incentive fee net investment income exceeds the hurdle rate, but does not fully satisfy the “catch-up” provision, therefore the income related portion of the incentive fee is 0.2625%.

Alternative 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.5%
Hurdle rate(1) = 2.0%
Management fee(2) = 0.4375%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%
Pre-incentive fee net investment income
(investment income – (management fee + other expenses) = 2.8625%

Incentive fee = 100% × Pre-incentive fee net investment income (subject to “catch-up”)(4)
Incentive fee = 100% × “catch-up” + (20% × (Pre-Incentive Fee Net Investment
                  Income – 2.5%))

“Catch-up” = 2.5% – 2.0%
           = 0.5%

Incentive fee = (100% × 0.5%) + (20% × (2.8625% – 2.5%))

= 0.5% + (20% × 0.3625%)
= 0.5% + 0.0725%
= 0.5725%

Pre-incentive fee net investment income exceeds the hurdle rate, and fully satisfies the “catch-up” provision, therefore the income related portion of the incentive fee is 0.5725%.

(1)	Represents 8.0% annualized hurdle rate.
(2)	Represents 1.75% annualized base management fee.
(3)	Excludes organizational and offering expenses.
(4)	The “catch-up” provision is intended to provide our Adviser with an incentive fee of 20% on all pre-incentive fee net investment income as if a hurdle rate did not apply when our net investment income exceeds 2.5% in any fiscal quarter.

Example 2: Capital Gains Portion of Incentive Fee(*):

Alternative 1:

Assumptions

Year 1: $2.0 million investment made in Company A (“Investment A”), and $3.0 million investment made in Company B (“Investment B”)

Year 2: Investment A sold for $5.0 million and fair market value (“FMV”) of Investment B determined to be $3.5 million

Year 3: FMV of Investment B determined to be $2.0 million

Year 4: Investment B sold for $3.25 million

The capital gains portion of the incentive fee would be:

Year 1: None

Year 2: Capital gains incentive fee of $0.6 million — ($3.0 million realized capital gains on sale of Investment A multiplied by 20%)

Year 3: None — $0.4 million (20% multiplied by ($3.0 million cumulative capital gains less $1.0 million cumulative capital depreciation)) less $0.6 million (previous capital gains fee paid in Year 2)

Year 4: Capital gains incentive fee of $50,000 — $0.65 million ($3.25 million cumulative realized capital gains multiplied by 20%) less $0.6 million (capital gains incentive fee taken in Year 2)

Alternative 2

Assumptions

Year 1: $2.0 million investment made in Company A (“Investment A”), $5.25 million investment made in Company B (“Investment B”) and $4.5 million investment made in Company C (“Investment C”)

Year 2: Investment A sold for $4.5 million, FMV of Investment B determined to be $4.75 million and FMV of Investment C determined to be $4.5 million

Year 3: FMV of Investment B determined to be $5.0 million and Investment C sold for $5.5 million

Year 4: FMV of Investment B determined to be $6.0 million

Year 5: Investment B sold for $4.0 million

The capital gains incentive fee, if any, would be:

Year 1: None

Year 2: $0.4 million capital gains incentive fee — 20% multiplied by $2.0 million ($2.5 million realized capital gains on Investment A less $0.5 million unrealized capital depreciation on Investment B)

Year 3: $0.25 million capital gains incentive fee(1) — $0.65 million (20% multiplied by $3.25 million ($3.5 million cumulative realized capital gains less $0.25 million unrealized capital depreciation)) less $0.4 million capital gains incentive fee received in Year 2

Year 4: $0.05 million capital gains incentive fee — $0.7 million ($3.50 million cumulative realized capital gains multiplied by 20%) less $0.65 million cumulative capital gains incentive fee paid in Year 2 and Year 3

Year 5: None — $0.45 million (20% multiplied by $2.25 million (cumulative realized capital gains of $3.5 million less realized capital losses of $1.25 million)) less $0.7 million cumulative capital gains incentive fee paid in Year 2, Year 3 and Year 4(2)

*	The hypothetical amounts of returns shown are based on a percentage of our total net assets and assume no leverage. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in this example.
(1)	As illustrated in Year 3 of Alternative 1 above, if a portfolio company were to be wound up on a date other than its fiscal year end of any year, it may have paid aggregate capital gains incentive fees that are more than the amount of such fees that would be payable if such portfolio company had been wound up on its fiscal year end of such year.
(2)	As noted above, it is possible that the cumulative aggregate capital gains fee received by our Adviser ($0.70 million) is effectively greater than $0.45 million (20% of cumulative aggregate realized capital gains less net realized capital losses or net unrealized depreciation ($2.25 million)).

Payment of Our Expenses

All investment professionals of our Adviser, when and to the extent engaged in providing investment advisory and management services to us, and the compensation and routine overhead expenses of personnel allocable to these services to us, will be provided and paid for by our Adviser and not by us. We will bear all other out-of-pocket costs and expenses of our operations and transactions, including, without limitation, those relating to:

•	organization and offering expenses;
•	the investigation and monitoring of our investments;
•	the cost of calculating our net asset value;
•	management and incentive fees payable pursuant to the Investment Advisory Agreement;
•	fees payable to third parties relating to, or associated with, making investments and valuing investments (including third-party valuation firms);
•	transfer agent and custodial fees;
•	federal and state registration fees;
•	any exchange listing fees;
•	federal, state and local taxes;
•	independent directors’ fees and expenses;
•	brokerage commissions;
•	costs of proxy statements, stockholders’ reports and notices;
•	costs of preparing government filings, including periodic and current reports with the SEC;
•	fidelity bond, liability insurance and other insurance premiums; and
•	printing, mailing, independent accountants and outside legal costs and all other direct expenses incurred by either our Adviser or us in connection with administering our business, including the compensation of our Chief Financial Officer and Chief Compliance Officer, and their respective staffs, and payments under the Administration Agreement that will be based upon our allocable portion of overhead and other expenses incurred by our Administrator in performing its obligations under the Administration Agreement.

Duration and Termination

Unless terminated earlier as described below, the Investment Advisory Agreement will continue in effect for a period of two years from its effective date. It will remain in effect from year to year thereafter if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, and, in either case, if also approved by a majority of our directors who are not “interested persons.” The Investment Advisory Agreement automatically terminates in the event of its assignment, as defined in the 1940 Act, by our Adviser and may be terminated by either party without penalty upon not less than 60 days’ written notice to the other. The holders of a majority of our outstanding voting securities may also terminate the Investment Advisory Agreement without penalty upon 60 days’ written notice. See “Risk Factors — Risks Relating to our Business and Structure — We are dependent upon key personnel of our Adviser for our future success. If our Adviser were to lose any of its key personnel, our ability to achieve our investment objective could be significantly harmed.”

Indemnification

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations under the Investment Advisory Agreement, our Adviser and its officers, managers, partners, agents, employees, controlling persons and members, and any other person or entity affiliated with it, are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser’s services under the Investment Advisory Agreement or otherwise as our investment adviser.

Board Approval of the Investment Advisory Agreement

Our board of directors approved the Investment Advisory Agreement at an in-person meeting of the board of directors held on [•], 2014. A discussion regarding the basis for our board of directors’ approval of the Investment Advisory Agreement will be included in our first quarterly report on Form 10-Q filed subsequent to completion of this offering.

Administration Agreement

The Administration Agreement provides that our Administrator will furnish us with office facilities and equipment and will provide us with clerical, bookkeeping, recordkeeping and other administrative services at such facilities. Under the Administration Agreement, our Administrator will perform, or oversee the performance of, our required administrative services, which will include being responsible for the financial and other records that we are required to maintain and preparing reports to our stockholders and reports and other materials filed with the SEC. In addition, our Administrator will assist us in determining and publishing our net asset value, oversee the preparation and filing of our tax returns and the printing and dissemination of reports and other materials to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Under the Administration Agreement, our Administrator will also provide managerial assistance on our behalf to those portfolio companies that have accepted our offer to provide such assistance.

Payments under the Administration Agreement will be equal to an amount based upon our allocable portion (subject to the review of our board of directors) of our Administrator’s overhead in performing its obligations under the Administration Agreement, including rent and the fees and expenses associated with performing compliance functions. In addition, if requested to provide significant managerial assistance to our portfolio companies, our Administrator will be paid an additional amount based on the services provided, which shall not exceed the amount we receive from such portfolio companies for providing this assistance. The Administration Agreement will have an initial term of two years and may be renewed with the approval of our board of directors. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. To the extent that our Administrator outsources any of its functions, we will pay the fees associated with such functions on a direct basis without any markup or profit to our Administrator. Our allocable portion of our Administrator’s costs will be determined based upon costs attributable to our operations versus costs attributable to the operations of other entities for which our Administrator provides administrative services.

Indemnification

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our Administrator and its officers, managers, partners, agents, employees, controlling persons and members, and any other person or entity affiliated with it, are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Administrator’s services under the Administration Agreement or otherwise as our Administrator.

License Agreement

We have entered into a License Agreement with our Adviser under which our Adviser has agreed to grant us a non-exclusive, royalty-free license to use the name “Alcentra.” Under this agreement, we have a right to use the “Alcentra” name for so long as our Adviser or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we have no legal right to the “Alcentra” name. The License Agreement will remain in effect for so long as the Investment Advisory Agreement with our Adviser is in effect. The License Agreement may be terminated (a) by either party upon 60 days’ prior written notice to the other party, (b) by our Adviser, at any time and in its sole discretion, in the event that either party receives notice of an infringement claim arising out of our use of the “Alcentra” name, or (c) at any time we assign or sublicense the License Agreement or any of our rights under the License Agreement without our Adviser’s prior consent.

RELATED PARTY TRANSACTIONS AND CERTAIN RELATIONSHIPS

Formation Transactions

For a description of our Formation Transactions, see “Business — Formation Transactions.”

Policies and Procedures for Managing Conflicts; Co-investment Opportunities

We have entered into agreements with our Adviser, in which our senior management and members of our Adviser’s Investment Committee have indirect ownership and other financial interests. Our Adviser may in the future manage other investment funds, accounts or investment vehicles that invest or may invest in assets eligible for purchase by us. To the extent that we compete with entities managed by our Adviser or any of its affiliates for a particular investment opportunity, our Adviser will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (a) its internal investment allocation policies, (b) the requirements of the Advisers Act, and (c) certain restrictions under the 1940 Act regarding co-investments with affiliates. See the section entitled “Risk Factors — Risks Related to Our Business and Structure — There are significant potential conflicts of interest that could affect our investment returns.”

The 1940 Act prohibits us from making certain negotiated co-investments with affiliates unless we receive an order from the SEC permitting us to do so. In the absence of receiving exemptive relief from the SEC that would permit greater flexibility relating to these kinds of co-investments, our Adviser will determine whether these kinds of potential negotiated investments are more appropriate for us or for one of the funds managed by our Adviser or its affiliates and which entity will proceed with the investment. We generally will not make an investment in any company in which any fund managed by our Adviser holds an investment in a different class of such company’s debt or equity securities or obligations unless we also acquire or own the same class of such company’s debt or equity securities as such fund managed by our Adviser or our Adviser determines that (a) the investment is in our best interests and (b)(i) the possibility of a conflict between the interests of such different classes is remote, (ii) either the potential investment by us or the investment of such other fund managed by our Adviser is not large enough to control any actions taken by the collective holders of securities of such company, or (iii) in light of the particular circumstances, our Adviser believes such investment is appropriate for us, notwithstanding the potential for conflict.

See also the section entitled “Risk Factors — Risks Related to Our Business and Structure — There are significant conflicts of interest that could affect our investment returns” and “— The incentive fee structure we have with our Adviser may create incentives that are not fully aligned with the interests of our stockholders” for the risks related to our incentive fee structure.

Investment Advisory Agreement

We have entered into an Investment Advisory Agreement with our Adviser. Pursuant to this agreement, we have agreed to pay to our Adviser a base management fee and incentive fee. Mr. Echausse is an interested member of our board of directors and has a direct or indirect pecuniary interest in our Adviser. See “Management Agreements — Investment Advisory Agreement.” The incentive fee will be computed and paid on income that we may not have yet received in cash at the time of payment. This fee structure may create an incentive for our Adviser to invest in certain types of speculative securities. Additionally, we will rely on investment professionals from our Adviser to assist our board of directors with the valuation of our portfolio investments. Our Adviser’s base management fee and incentive fee is based on the value of our investments and, therefore, there may be a conflict of interest when personnel of our Adviser are involved in the valuation process for our portfolio investments.

Administration Agreement

We have entered into an Administration Agreement with our Administrator pursuant to which our Administrator will furnish us with office facilities and equipment and will provide us with the clerical, bookkeeping, recordkeeping and other administrative services necessary to conduct day-to-day operations. Under this Administration Agreement, our Administrator will perform, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records which we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. We will reimburse our Administrator for the allocable portion (subject to the review of our board of directors) of overhead and other expenses incurred by it in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions, and our allocable portion of the cost of our chief financial officer and chief compliance officer and their respective staffs. See “Management Agreements — Administration Agreement.”

License Agreement

We have entered into a License Agreement with our Adviser pursuant to which our Adviser has granted us a non-exclusive, royalty-free license to use the name “Alcentra.” See “Management Agreements — License Agreement.”

Registration Rights

We have granted certain registration rights to the limited partners of Fund III who acquired shares of our common stock in connection with the Formation Transactions. We have agreed to prepare and file with the SEC a registration statement on Form N-2 pursuant to Rule 415 to register the resale of the shares of our common stock we issued to such limited partners. Specifically, we have agreed, upon the request of holders owning a majority of the shares issued to the limited partners of Fund III in connection with the formation transactions, to use our commercially reasonable efforts to file with the SEC promptly after a request by a majority of the shares issued to the limited partners of Fund III to file such a registration statement with the SEC. We have also agreed to use our commercially reasonable efforts to cause such a registration statement to be declared effective by the SEC within 90 days of the initial filing thereof with the SEC. The limited partners of Fund III may only exercise these registration rights after the expiration of the lock-up period described above and then, with limited exceptions, only on two occasions. The costs associated with filing the resale registration statement and having it declared effective by the SEC will be borne by us.

Relationship with BNY Mellon Group

Conflicts of interest may arise between the BNY Mellon Group, on the one hand, and us, on the other hand. We are an affiliate of BNY Mellon. BNY Mellon Group is a leading provider of financial services for institutions, corporations and high-net-worth individuals, providing asset management and wealth management, asset servicing, issuer services, clearing services and treasury services through a worldwide client-focused team. We may benefit from the relationships and activities resulting from these services. However, situations will arise in which the interests of BNY Mellon Group will conflict with our interests and the interests of our stockholders. See “Significant Material Potential Conflicts of Interest.”

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

The following table sets out certain ownership information with respect to our common stock for those persons who directly or indirectly own, control or hold with the power to vote five percent or more of our outstanding common stock, each of our directors and officers and all officers and directors as a group. Immediately after this offering, there will be [•] shares of common stock outstanding.

Percentage of Common Stock Outstanding
	Immediately Prior to This Offering		Immediately after This Offering(1)
Name and Address	Shares Owned	Percentage	Shares Owned	Percentage
5% Owners
[•]
Interested Directors
Paul J. Echausse
Paul Hatfield
Independent Directors
T. Ulrich Brechbühl
Douglas J. Greenlaw
Rudolph L. Hertlein
Executive Officers
Steven Levinson
Scott Gold
Ellida McMillan
All officers and directors as a group (8 persons)

*	Less than 1.0%
(1)	Assumes the issuance of [•] shares offered hereby.

The following table sets out the dollar range of our equity securities beneficially owned by each of our directors upon completion of this offering.

Name of Director	Dollar Range of Equity Securities in the Company(1)(2)(3)
Paul J. Echausse
Paul Hatfield
T. Ulrich Brechbühl
Douglas J. Greenlaw
Rudolph L. Hertlein

(1)	Dollar ranges are as follows: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000, or over $100,000.
(2)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(3)	The dollar range of equity securities beneficially owned is based on a stock price of $[•] per share.

DETERMINATION OF NET ASSET VALUE

The net asset value per share of our outstanding shares of common stock will be determined quarterly by dividing the value of total assets minus liabilities by the total number of shares outstanding.

In calculating the value of our total assets, investment transactions will be recorded on the trade date. Realized gains or losses will be computed using the specific identification method. Investments for which market quotations are readily available will be valued at such market quotations. Debt and equity securities that are not publicly traded or whose market price is not readily available will be valued at fair value as determined in good faith by our board of directors based on the input of our management and audit committee. In addition, our board of directors will retain one or more independent valuation firms to review the valuation of each portfolio investment for which a market quotation is not available at least quarterly. We also have adopted ASC 820, which requires us to assume that the portfolio investment is assumed to be sold in the principal market to market participants, or in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In accordance with ASC Topic 820, the market in which we can exit portfolio investments with the greatest volume and level activity is considered our principal market.

The valuation process will be conducted at the end of each fiscal quarter. Our board of directors has authorized the engagement of independent valuation firms to provide us with valuation assistance. We intend to have independent valuation firms provide us with valuation assistance on a portion of our portfolio on a quarterly basis and our entire portfolio will be reviewed at least annually by independent valuation firms; however, our board of directors is ultimately and solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and a consistently applied valuation process. When an external event with respect to one of our portfolio companies, such as a purchase transaction, public offering or subsequent equity sale occurs, we expect to use the pricing indicated by the external event to corroborate our valuation. As part of our quarterly valuation process, we will record an expense accrual relating to the capital gains component of the incentive fee payable by us to Alcentra NY when the unrealized gains on our investments exceed all realized capital losses on our investments given the fact that a capital gains incentive fee would be owed to Alcentra NY if we were to liquidate our investment portfolio at such time. The actual incentive fee payable to Alcentra NY related to capital gains will be determined and payable in arrears at the end of each fiscal year and will include only realized capital gains for the period.

A readily available market value is not expected to exist for substantially all of the investments in our portfolio, and we will value these portfolio investments at fair value as determined in good faith by our board of directors under our valuation policy and process. The types of factors that our board of directors may take into account in determining the fair value of our investments generally include, as appropriate, comparisons of financial ratios of the portfolio companies that issued such private equity securities to peer companies that are public, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, and other relevant factors.

When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the company will consider the pricing indicated by the external event to corroborate the private equity valuation. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different from the valuations currently assigned. See “Risk Factors — Risks Related to our Investments — Price

declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation.”

With respect to investments for which market quotations are not readily available, our board of directors will undertake a multi-step valuation process each quarter, as described below:

•	our quarterly valuation process will begin with each portfolio company or investment being initially valued by the investment professionals of our Adviser responsible for the portfolio investment;
•	preliminary valuation conclusions will then be documented and discussed with our senior management and our Adviser;
•	the audit committee of our board of directors will then review these preliminary valuations;
•	at least once quarterly, independent valuation firms engaged by our board of directors will prepare preliminary valuations on a selected basis and submit the reports to use; and
•	the board of directors will then discuss valuations and determine the fair value of each investment in our portfolio in good faith, based on the input of our Adviser, the independent valuation firm and the audit committee.

Determinations in Connection with Offerings

In connection with certain offerings of shares of our common stock, our board of directors or one of its committees will be required to make the determination that we are not selling shares of our common stock at a price below the then current net asset value, or NAV, of our common stock at the time at which the sale is made. Our board of directors or the applicable committee will consider the following factors, among others, in making such determination:

•	the NAV of our common stock most recently disclosed by us in the most recent periodic report that we filed with the SEC;
•	our management’s assessment of whether any material change in the NAV of our common stock has occurred (including through the realization of gains on the sale of our portfolio securities) during the period beginning on the date of the most recently disclosed NAV of our common stock and ending two days prior to the date of the sale of our common stock; and
•	the magnitude of the difference between the NAV of our common stock most recently disclosed by us and our management’s assessment of any material change in the NAV of our common stock since that determination, and the offering price of the shares of our common stock in the proposed offering.

This determination will not require that we calculate the NAV of our common stock in connection with each offering of shares of our common stock, but instead it will involve the determination by our board of directors or a committee thereof that we are not selling shares of our common stock at a price below the then current NAV of our common stock at the time at which the sale is made or otherwise in violation of the 1940 Act.

Determination of fair values involves subjective judgments and estimates not susceptible to substantiation by auditing procedures. Under current auditing standards, the notes to our financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements.

DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan that will provide for reinvestment of our stockholder distributions, unless a stockholder elects to receive cash as provided below. As a result, if our board of directors authorizes, and we declare, a cash distribution, then our stockholders who have not “opted out” of such dividend reinvestment plan will have their cash distribution automatically reinvested in additional shares of our common stock, rather than receiving the cash distribution.

No action is required on the part of a registered stockholder to have its cash distribution reinvested in shares of our common stock. A registered stockholder may elect to receive an entire distribution in cash by notifying [•], the plan administrator and our transfer agent, registrar and distribution disbursing agent, in writing so that such notice is received by the plan administrator no later than five (5) days prior to the record date for distributions to stockholders. The plan administrator will set up an account for shares acquired through the plan for each stockholder who has not elected to receive distributions in cash and hold such shares in non-certificated form. Upon request by a stockholder participating in the plan, received in writing not less than three days prior to the record date, the plan administrator will, instead of crediting shares to the participant’s account, issue a certificate registered in the participant’s name for the number of whole shares of our common stock and a check for any fractional share. The plan administrator is authorized to deduct a $[•] transaction fee plus a brokerage commission from the proceeds of the sale of any fractional share.

Those stockholders whose shares are held by a broker or other financial intermediary may receive distributions in cash by notifying their broker or other financial intermediary of their election.

We expect to use primarily newly issued shares to implement the plan, whether our shares are trading at a premium or at a discount to net asset value. Under such circumstances, the number of shares to be issued to a stockholder is determined by dividing the total dollar amount of the distribution payable to such stockholder by 95% of the market price per share of our common stock at the close of trading on the payment date fixed by our board of directors. Market price per share on that date will be the closing price for such shares on the NASDAQ Global Select Market or, if no sale is reported for such day, at the average of their reported bid and asked prices. We reserve the right to purchase shares in the open market in connection with our implementation of the plan. Shares purchased in open market transactions by the plan administrator will be allocated to a stockholder based on the average purchase price, excluding any brokerage charges or other charges, of all shares of common stock purchased in the open market.

There will be no brokerage charges or other charges to stockholders who participate in the plan. The plan administrator’s fees will be paid by us. If a participant elects by written notice to the plan administrator prior to termination of his or her account to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $[•] transaction fee plus a brokerage commission from the proceeds.

Stockholders who receive distributions in the form of stock are generally subject to the same U.S. federal, state and local tax consequences as are stockholders who elect to receive their distributions in cash. However, since a participating stockholder’s cash distributions will be reinvested, such stockholder will not receive cash with which to pay any applicable taxes on reinvested distributions. A stockholder’s basis for determining gain or loss upon the sale of stock received in a distribution from us will generally be equal to the total dollar amount of the distribution payable to the stockholder. Any stock received in a distribution will have a new holding period for tax purposes commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

Participants may terminate their accounts under the plan by notifying the plan administrator by filling out the transaction request form located at the bottom of the participant’s statement and sending it to the plan administrator at the address below. Those stockholders whose shares are held by a broker or other nominee who wish to terminate his or her account under the plan may do so by notifying his or her broker or nominee.

The plan may be terminated by us upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any stockholder distribution by us. All correspondence concerning the plan should be directed to the plan administrator by mail at [•], or by email at [•].

If you withdraw or the plan is terminated, you will receive the number of whole shares in your account under the plan and a cash payment for any fraction of a share in your account.

If you hold your common stock with a brokerage firm that does not participate in the plan, you will not be able to participate in the plan and any distribution reinvestment may be effected on different terms than those described above. Consult your financial advisor for more information.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares of common stock. This summary does not purport to be a complete description of the U.S. federal income tax considerations applicable to such an investment. For example, we have not described certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that investors hold our common stock as a capital asset (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

A “U.S. stockholder” is a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if either a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or the trust was in existence on August 20, 1996, was treated as a U.S. person prior to that date, and has made a valid election to be treated as a U.S. person.

A “Non-U.S. stockholder” is a beneficial owner of shares of our common stock that is not a U.S. stockholder.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective investor that is a partner in a partnership that will hold shares of our common stock should consult its tax advisors with respect to the partnership’s purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares of common stock will depend on the facts of his, her or its particular situation. We encourage investors to consult their tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty, and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

As a BDC, beginning with our first taxable year following our initial public offering, we intend to elect for U.S. federal income tax purposes to be treated as, and to qualify annually thereafter as, a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we timely distribute to our stockholders as dividends. To obtain and maintain our qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary taxable income plus the excess of our realized net short-term capital gains over our realized net long-term capital losses, or the Annual Distribution Requirement.

Taxation as a RIC

If we:

•	qualify as a RIC; and
•	satisfy the Annual Distribution Requirement;

then we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain, defined as net long-term capital gains in excess of net short-term capital losses, we distribute to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any net income or net capital gain not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% nondeductible U.S. federal excise tax on our undistributed income unless we distribute in a timely manner each calendar year an amount at least equal to the sum of (a) 98% of our net ordinary income for each calendar year, (b) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (c) any income realized, but not distributed, in the preceding year and on which we paid no U.S. federal income tax, or the Excise Tax Avoidance Requirement. For this purpose, however, any net ordinary income or capital gain net income retained by us that is subject to corporate income tax for the tax year ending in that calendar year will be considered to have been distributed by year end (or earlier if estimated taxes are paid). We currently intend to make sufficient distributions each year to satisfy the Excise Tax Avoidance Requirement.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

•	qualify to be regulated as a BDC under the 1940 Act at all times during each taxable year;
•	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities, or other income derived with respect to our business of investing in such stock or securities, and net income derived from interests in “qualified publicly traded partnerships” (which generally are partnerships that are traded on an established securities market or tradable on a secondary market, other than partnerships that derive 90% of their income from interest, dividends and other permitted RIC income), or the 90% Income Test; and
•	diversify our holdings so that at the end of each quarter of the taxable year:
•	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and
•	no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer or of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or in the securities of one or more qualified publicly traded partnerships, or the Diversification Tests.

We may invest in partnerships, including qualified publicly traded partnerships, which may result in our being subject to state, local or foreign income, franchise or withholding liabilities.

We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, with increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. If we are not able to obtain sufficient cash from other sources to satisfy the Annual Distribution Requirement, we may fail to qualify as a RIC and become subject to corporate-level U.S. federal income taxes on all of our taxable income without the benefit of the dividends-paid deduction.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order (i) to satisfy the Annual Distribution Requirement and to otherwise eliminate our liability for U.S. federal income and excise taxes and (ii) to satisfy the Diversification Tests. However, under the 1940 Act, we are not permitted to borrow additional funds or to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation — Senior Securities.” Moreover, our ability to dispose of assets to meet the Annual Distribution Requirement, the Excise Tax Avoidance Requirement or the Diversification Tests may be limited by (a) the illiquid nature of our portfolio and/or (b) other requirements relating to our qualification as a RIC. If we dispose of assets in order to meet the Annual Distribution Requirement, the Excise Tax Avoidance Requirement, or the Diversification Tests, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (a) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (b) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment, (c) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (d) convert lower-taxed long term capital gain into higher-taxed short-term capital gain or ordinary income, (e) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (f) cause us to recognize income or gain without a corresponding receipt of cash, (g) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (h) adversely alter the characterization of certain complex financial transactions and (i) produce income that will not be qualifying income for purposes of the 90% Income Test. We intend to monitor our transactions and may make certain tax elections to mitigate the effect of these provisions and prevent our disqualification as a RIC.

Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such capital gain or loss generally will be long term or short term, depending on how long we held a particular warrant.

Some of the income and fees that we may recognize will not satisfy the 90% Income Test. In order to ensure that such income and fees do not disqualify us as a RIC for a failure to satisfy the 90% Income Test, we may hold assets that generate such income and provide services that generate such fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay U.S. federal corporate income tax on their earnings, which ultimately will reduce our return on such income and fees.

Failure to Qualify as a RIC

If we were unable to qualify for treatment as a RIC, and if certain remedial provisions are not available, we would be subject to tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would they be required to be made.

Distributions, including distributions of net long-term capital gain, would generally be taxable to our stockholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate stockholders would be eligible to claim a dividends received deduction with respect to such distributions, non-corporate stockholders would be able to treat such dividend income as “qualified dividend income,” which is subject to reduced rates of U.S. federal income tax. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. If we fail to qualify as a RIC for a period greater than two taxable years, to qualify as a RIC in a subsequent year we may be subject to regular corporate tax on any net built-in gains with respect to certain of our assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had been liquidated) that we elect to recognize on requalification or when recognized over the next ten years.

The remainder of this discussion assumes that we will qualify as a RIC and will satisfy the Annual Distribution Requirement.

Acquisition of Fund III’s Portfolio Assets

We anticipate that our acquisition of Fund III’s portfolio assets in exchange for shares of our common stock will generally be tax free to us and Fund III. As a result, our initial adjusted basis in Fund III’s portfolio assets will be equal to Fund III’s adjusted basis in such assets immediately prior to our acquisition of such assets increased by any gain recognized by Fund III as a result of such transaction. Such adjusted basis will be used in determining the amount of our taxable gain or loss upon a sale or other disposition of such assets. We anticipate that such assets have built-in gain (i.e., assets whose fair market value exceeds our tax basis at the time we acquire them) on the date of acquisition. To the extent such gain is recognized by us upon a sale or other disposition of such assets, we will be required to distribute such gain to our stockholders in order to eliminate our liability for corporate-level U.S. federal income tax on such gain and possibly to maintain our qualification as a RIC. Stockholders will be subject to tax on the distribution even though such gain accrued prior to our acquisition of such assets and even though the distribution effectively represents a return of their investment.

In addition, to the extent that any beneficial owner of interests in Fund III on the date of our acquisition of Fund III’s portfolio assets is a C corporation (a “corporate partner”), we will be required to pay a corporate-level tax on the net amount of any such built-in gains attributable to the corporate partners that we recognize during the ten-year period (or shorter applicable period) beginning on the date of acquisition. Alternatively, we may make a special election to cause the gain to be recognized at the time of the acquisition. In that event, Fund III would be required to recognize such built-in gain as if a proportionate share of such Funds’ assets were sold at the time of the acquisition. We do not anticipate making this election at this time. Any corporate-level built-in gain tax is payable at the time the built-in gains are recognized (which generally will be the years in which the built-in gain assets are sold in a taxable transaction). The amount of this tax will vary depending on the assets that are actually sold by us in this 10-year period, the actual amount of net built-in gain or loss present in those assets as of the acquisition date and effective tax rates. The payment of any such corporate-level tax on built-in gains will be a company expense that will be borne by all stockholders (not just any former corporate partners) and will reduce the amount available for distribution to stockholders.

Taxation of U.S. Stockholders

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus net short-term capital gains in excess of net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current and accumulated earnings and profits, whether paid in cash or reinvested in additional shares of our common stock.

To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations and if certain holding period requirements are met, such distributions generally will be treated as qualified dividend income and will be eligible for a maximum U.S. federal income tax rate of 20%. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the 20% maximum U.S. federal income tax rate. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains (currently at a maximum U.S. federal income tax rate of 20%) in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional shares of common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder. U.S. stockholders receiving distributions in the form of additional shares of our common stock purchased in the market should be treated for U.S. federal income tax purposes as receiving a distribution in an amount equal to the amount of money that the stockholders receiving cash distributions will receive, and should have a cost basis in the shares received equal to such amount. A U.S. stockholder receiving a distribution in newly issued shares of our common stock will be treated as receiving a distribution equal to the value of the shares received, and should have a cost basis of such amount.

Although we currently intend to distribute any net long-term capital gains at least annually, we may in the future decide to retain some or all of our net long-term capital gains but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include its share of the deemed distribution in income as if it had been distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal its allocable share of the tax paid on the deemed distribution by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for their shares of common stock. Since we expect to pay tax on any retained capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual U.S. stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for U.S. federal income tax. A stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

For purposes of determining (a) whether the Annual Distribution Requirement is satisfied for any year and (b) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our stockholders on December 31 of the year in which the dividend was declared.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares of our common stock will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of their investment.

A U.S. stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of their shares of our common stock. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held their shares of common stock for more than one year. Otherwise, it would be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. In such a case, the basis of the common stock acquired will be increased to reflect the disallowed loss.

In general, individual U.S. stockholders currently are subject to a maximum U.S. federal income tax rate of 20% on their net capital gain, (i.e., the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year), including a long-term capital gain derived from an investment in our shares of common stock. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. In addition, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses). Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate stockholders with net capital losses for a year (i.e., net capital losses in excess of net capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carryback such losses for three years or carry forward such losses for five years.

As a RIC, we will be subject to alternative minimum tax, also referred to as “AMT”, but any items that are treated differently for AMT purposes must be apportioned between us and our U.S. stockholders, and this may affect the U.S. stockholders’ AMT liabilities. Although Treasury regulations explaining the precise method of apportionment have not yet been issued, such items will generally be apportioned in the same proportion that dividends paid to each U.S. stockholder bear to our taxable income (determined without regard to the dividends paid deduction), unless a different method for a particular item is warranted under the circumstances.

Under applicable Treasury regulations, if a U.S. stockholder recognizes a loss with respect to our common stock of $2.0 million or more for a non-corporate U.S. stockholder or $10.0 million or more for a corporate U.S. stockholder in any single taxable year (or a greater loss over a combination of years), the U.S. stockholder must file with the IRS a disclosure statement on Form 8886. Direct U.S. stockholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, U.S. stockholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to U.S. stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. U.S. stockholders should consult their own tax advisers to determine the applicability of these regulations in light of their individual circumstances.

We or the applicable withholding agent will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice reporting the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal income tax status of each year’s distributions generally will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation. Dividends distributed by us generally will not be eligible for the dividends-received deduction or the lower tax rates applicable to certain qualified dividends.

We may be required to withhold U.S. federal income tax (“backup withholding”) from all distributions to any non-corporate U.S. stockholder (a) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (b) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s U.S. federal income tax liability and may entitle such stockholder to a refund, provided that proper information is timely provided to the IRS.

A 30% U.S. federal withholding tax may be imposed on payments of certain types of income to foreign financial institutions that fail to enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners). The types of income subject to the tax include U.S. source interest and dividends paid after June 30, 2014, and the gross proceeds from the sale of any property that could produce U.S.-source interest or dividends paid after December 31, 2016. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, a 30% withholding may be imposed on payments to foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. When these provisions become effective, a U.S. stockholder that holds its shares through foreign intermediaries or foreign entities could be subject to this 30% withholding tax with respect to distributions on their shares and proceeds from the sale of their shares. Under certain circumstances, a U.S. stockholder might be eligible for refunds or credits of such taxes.

Taxation of Non-U.S. Stockholders

Whether an investment in the shares of our common stock is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. Non-U.S. stockholders should consult their tax advisors before investing in our common stock.

Distributions of our “investment company taxable income” to Non-U.S. stockholders (including interest income, net short-term capital gain or foreign-source dividend and interest income, which generally would be free of withholding if paid to Non-U.S. stockholders directly) will be subject to withholding of U.S. federal income tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of the Non-U.S. stockholder, and, if an income tax treaty applies, attributable to a permanent establishment in the United States, in which case the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. In that case, we will not be required to withhold U.S. federal income tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements. Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their tax advisors.

Under a provision that applies to taxable years beginning before January 1, 2014, properly reported dividends received by a Non-U.S. stockholder generally are exempt from U.S. federal withholding tax when they (a) are paid in respect of our “qualified net interest income” (generally, our U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which we are at least a 10% stockholder, reduced by expenses that are allocable to such income), or (b) are paid in connection with our “qualified short-term capital gains” (generally, the excess of our net short-term capital gain over our long-term capital loss for such taxable year). Although this provision has been subject to previous extensions, we cannot be certain whether this exception will apply for any taxable years beginning on or after January 1, 2014. In addition, we cannot be certain that any of our income will be reported as eligible for this exception from withholding tax.

Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States or, in the case of an individual Non-U.S. stockholder, the stockholder is present in the United States for 183 days or more during the year of the sale or capital gain dividend and certain other conditions are met.

If we distribute our net capital gains in the form of deemed rather than actual distributions (which we may do in the future), a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

A Non-U.S. stockholder who is a non-resident alien individual, and who is not otherwise subject to withholding of U.S. federal income tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. stockholder provides us or the distribution paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

A 30% U.S. federal withholding tax may be imposed on payments of certain types of income to foreign financial institutions that fail to enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners). The types of income subject to the tax include U.S. source interest and dividends paid after June 30, 2014, and the gross proceeds from the sale of any property that could produce U.S.-source interest or dividends paid after December 31, 2016. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, a 30% withholding may also be imposed on payments to foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. When these provisions become effective, depending on the status of a Non-U.S. stockholder and the status of the intermediaries through which they hold their shares, Non-U.S. stockholders could be subject to this 30% withholding tax with respect to distributions on their shares and proceeds from the sale of their shares. Under certain circumstances, a Non-U.S. stockholder might be eligible for refunds or credits of such taxes.

An investment in shares by a non-U.S. person may also be subject to U.S. estate tax. Non-U.S. persons should consult their tax advisors with respect to the U.S. federal income tax and withholding tax, U.S. estate tax and state, local and foreign tax consequences of an investment in the shares of our common stock.

DESCRIPTION OF OUR CAPITAL STOCK

The following description summarizes material provisions of the Maryland General Corporation Law and our articles of incorporation and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our articles of incorporation and bylaws for a more detailed description of the provisions summarized below.

Stock

Our authorized stock consists of 100,000,000 shares of stock, par value $0.001 per share, all of which are initially designated as common stock. We have applied for our common stock to be listed on The Nasdaq Global Select Market under the ticker symbol “ABDC.” There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. Our fiscal year-end is December 31. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations.

The following are our outstanding classes of securities as of December [•  ], 2013:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Us or for Our Account	(4) Amount Outstanding Exclusive of Amounts Shown Under (3)
Common Stock	100,000,000	[•]	[•]

Under our charter, our board of directors is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock without obtaining stockholder approval. As permitted by the Maryland General Corporation Law, our charter provides that the board of directors, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Common Stock

All shares of our common stock have equal rights as to earnings, assets, voting, and distributions and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of assets legally available therefor. Shares of our common stock have no preemptive, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

Preferred Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. The cost of any such reclassification would be borne by our existing common stockholders. Prior to issuance of shares of each class or series, the board of directors is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (a) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our gross assets after deducting the amount of such distribution or purchase price, as the case may be, and (b) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two full years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to cease operations as a BDC. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions. However, we do not currently have any plans to issue preferred stock.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made a party to the proceeding by reason of his service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that our present or former directors or officers have performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request our present or former directors or officers to serve another entity as a director, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Classified board of directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. Upon expiration of their terms, directors of each class will be elected to serve for three-year terms and until their successors are duly elected and qualify and each year one class of directors will be elected by the stockholders. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies.

Election of Directors

Our charter and bylaws provide that the affirmative vote of the holders of a plurality of the outstanding shares of stock entitled to vote in the election of directors cast at a meeting of stockholders duly called and at which a quorum is present will be required to elect a director. Pursuant to our charter our board of directors may amend the bylaws to alter the vote required to elect directors.

Number of Directors; Vacancies; Removal

Our charter provides that the number of directors will be set only by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than one nor more than nine. Our charter provides that, at such time as we have at least three independent directors and our common stock is registered under the Securities Exchange Act of 1934, as amended, we elect to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law regarding the filling of vacancies on the board of directors. Accordingly, at such time, except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Our charter provides that a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Action by Stockholders

Under the Maryland General Corporation Law, stockholder action can be taken only at an annual or special meeting of stockholders or (unless the charter provides for stockholder action by less than unanimous written consent, which our charter does not) by unanimous written consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by the board of directors or (c) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the board of directors at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the board of directors or (3) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws. The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Our charter also provides that certain charter amendments, any proposal for our conversion, whether by charter amendment, merger or otherwise, from a closed-end company to an open-end company and any proposal for our liquidation or dissolution requires the approval of the stockholders entitled to cast at least 80% of the votes entitled to be cast on such matter. However, if such amendment or proposal is approved by a majority of our continuing directors (in addition to approval by our board of directors), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. In either event, in accordance with the requirements of the 1940 Act, any such amendment or proposal that would have the effect of changing the nature of our business so as to cause us to cease to be, or to withdraw our election as, a BDC would be required to be approved by a majority of our outstanding voting securities, as defined under the 1940 Act. The “continuing directors” are defined in our charter as (a) our current directors, (b) those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of our current directors then on the board of directors or (c) any successor directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of continuing directors or the successor continuing directors then in office.

Our charter and bylaws provide that the board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Control Share Act discussed below, as permitted by the Maryland General Corporation Law, our charter provides that stockholders will not be entitled to exercise appraisal rights unless a majority of the board of directors shall determine such rights apply.

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, or the Control Share Act. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including, as provided in our bylaws compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Act only if the board of directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, or the Business Combination Act. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or
•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the board of directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution may be altered or repealed in whole or in part at any time; however, our board of directors will adopt resolutions so as to make us subject to the provisions of the Business Combination Act only if the board of directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Business Combination Act does not conflict with the 1940 Act. If this resolution is repealed, or the board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act, or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

REGULATION

We intend to elect to be regulated as a BDC under the 1940 Act and intend to elect to be treated as a RIC under the Code. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates (including any investment advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act. Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly traded securities of our portfolio companies, except that we may enter into hedging transactions to manage the risks associated with interest rate fluctuations. However, we may purchase or otherwise receive warrants to purchase the common stock of our portfolio companies in connection with acquisition financing or other investments. Similarly, in connection with an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances. We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, we generally cannot acquire more than 3% of the voting stock of any registered investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of more than one investment company. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our stockholders to additional expenses. None of these policies is fundamental and may be changed without stockholder approval upon 60 days’ prior written notice to stockholders.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in section 55(a) of the 1940 Act, which are referred to as “qualifying assets,” unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our proposed business are the following:

(1)	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:
•	is organized under the laws of, and has its principal place of business in, the United States;
•	is not an investment company (other than a small business investment company wholly owned by the Company) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

•	satisfies either of the following:
º	has a market capitalization of less than $250 million or does not have any class of securities listed on a national securities exchange; or
º	is controlled by a BDC or a group of companies including a BDC, the BDC actually exercises a controlling influence over the management or policies of the eligible portfolio company, and, as a result thereof, the BDC has an affiliated person who is a director of the eligible portfolio company.
(2)	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.
(3)	Securities received in exchange for or distributed on or with respect to securities described above, or pursuant to the exercise of warrants or rights relating to such securities.
(4)	Securities of any eligible portfolio company which we control.
(5)	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its

The regulations defining qualifying assets may change over time. We may adjust our investment focus as needed to comply with and/or take advantage of any regulatory, legislative, administrative or judicial actions in this area.

Managerial Assistance to Portfolio Companies

In order to count portfolio securities as qualifying assets for the purpose of the 70% test, a BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities significant managerial assistance. However, when the BDC purchases securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means any arrangement whereby the BDC, through its directors, officers, employees or agents, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company. Our Adviser will provide such managerial assistance on our behalf to portfolio companies that request this assistance.

Temporary Investments

Pending investment in other types of qualifying assets, as described above, our investments may consist of cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt investments that mature in one year or less from the date of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets or temporary investments. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, so long as the agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the Diversification Tests in order to qualify as a RIC for U.S. federal income tax purposes. Accordingly, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Relating to our Business and Structure — Regulations governing our operation as a BDC will affect our ability to, and the way in which we, raise additional capital. As a BDC, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage.”

Codes of Ethics

We and our Adviser have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each such code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with such code’s requirements. You may read and copy our code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. In addition, each code of ethics is attached as an exhibit to the registration statement of which this prospectus is a part, and is available on the EDGAR Database on the SEC’s website at www.sec.gov. You may also obtain copies of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to our Adviser. The Proxy Voting Policies and Procedures of our Adviser are set out below. The guidelines will be reviewed periodically by our Adviser and our directors who are not “interested persons,” and, accordingly, are subject to change.

As an investment adviser registered under the Advisers Act, our Adviser has a fiduciary duty to act solely in our best interests. As part of this duty, our Adviser recognizes that it must vote our securities in a timely manner free of conflicts of interest and in our best interests.

Our Adviser’s policies and procedures for voting proxies for its investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

Our Adviser votes proxies relating to our portfolio securities in what it perceives to be the best interest of our stockholders. Our Adviser reviews on a case-by-case basis each proposal submitted to a stockholder vote to determine its effect on the portfolio securities we hold. In most cases our Adviser will vote in favor of proposals that our Adviser believes are likely to increase the value of the portfolio securities we hold. Although our Adviser will generally vote against proposals that may have a negative effect on our portfolio securities, our Adviser may vote for such a proposal if there exist compelling long-term reasons to do so.

Our Adviser has established a proxy voting committee and adopted proxy voting guidelines and related procedures. The proxy voting committee establishes proxy voting guidelines and procedures, oversees the internal proxy voting process, and reviews proxy voting issues. To ensure that our Adviser’s vote is not the product of a conflict of interest, our Adviser requires that (1) anyone involved in the decision-making process disclose to our Chief Compliance Officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (2) employees involved in the decision-making process or vote administration are prohibited from revealing how our Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties. Where conflicts of interest may be present, our Adviser will disclose such conflicts to us, including our independent directors and may request guidance from us on how to vote such proxies.

Proxy Voting Records

You may obtain information about how our Adviser voted proxies by making a written request for proxy voting information to: Alcentra Capital Corp., 200 Park Avenue, 7th Floor, New York, New York 10166, or by telephone at (212) 922-8940. The SEC also maintains a website at www.sec.gov that contains this information.

Privacy Principles

We are committed to maintaining the privacy of our stockholders and to safeguarding their nonpublic personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, we do not receive any nonpublic personal information relating to our stockholders, although certain nonpublic personal information of our stockholders may become available to us. We do not disclose any nonpublic personal information about our stockholders or former stockholders to anyone, except as permitted by law or as is necessary in order to service stockholder accounts (for example, to a transfer agent or third-party administrator).

We restrict access to nonpublic personal information about our stockholders to employees of our Adviser and its affiliates with a legitimate business need for the information. We intend to maintain physical, electronic and procedural safeguards designed to protect the nonpublic personal information of our stockholders.

Other

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We and our Adviser will each be required to adopt and implement written policies and procedures reasonably designed to prevent violation of relevant federal securities laws, review these policies and procedures annually for their adequacy and the effectiveness of their implementation, and designate a chief compliance officer to be responsible for administering the policies and procedures.

We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our board of directors who are not interested persons and, in some cases, prior approval by the SEC. The SEC has interpreted the BDC prohibition on transactions with affiliates to prohibit all “joint transactions” between entities that share a common investment adviser. The staff of the SEC has granted no-action relief permitting purchases of a single class of privately placed securities provided that the adviser negotiates no term other than price and certain other conditions are met. As a result, we only expect to co-invest on a concurrent basis with investment funds, accounts or investment vehicles managed by our Adviser when each of us and such investment fund, account or investment vehicle will own the same securities of the issuer and when no term is negotiated other than price. Any such investment would be made, subject to compliance with existing regulatory guidance, applicable regulations and our allocation procedures. If opportunities arise that would otherwise be appropriate for us and for an investment fund, account or investment vehicle managed by our Adviser to invest in different securities of the same issuer, our Adviser will need to decide which fund will proceed with the investment. Moreover, except in certain circumstances, we will be unable to invest in any issuer in which an investment fund, account or investment vehicle managed by our Adviser has previously invested.

We and our Adviser intend to submit an exemptive application to the SEC to permit greater flexibility to negotiate the terms of co-investments because we believe that it will be advantageous for us to co-invest with investment funds, accounts or investment vehicles managed by our Adviser where such investment is consistent with our investment objective, investment positions, investment policies, investment strategies, investment restrictions, regulatory requirements and other pertinent factors. We believe that co-investment by us and investment funds, accounts or investment vehicles managed by our Adviser may afford us additional investment opportunities and the ability to achieve greater diversification. Accordingly, any application would seek an exemptive order permitting us to negotiate more than price terms when investing with investment funds, accounts or investment vehicles managed by our Adviser in the same portfolio companies.

Moreover, if we elect to seek exemptive relief, it is expected that we would undertake that, in connection with any commitment to a co-investment, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors would make certain conclusions, including that (1) the terms of the proposed transaction are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment strategies and policies. There is no assurance that an application for exemptive relief, if sought by us, would be granted by the SEC or that, if granted, it will be on the terms set forth above.

Compliance with NASDAQ Global Select Market Listing Requirements

We have applied to list our shares of common stock on the NASDAQ Global Select Market under the symbol “ABDC.” As a listed company on the NASDAQ Global Select Market, we will be subject to various listing standards, including corporate governance listing standards. We will monitor our compliance with all listing standards and will take actions necessary to ensure that we are in compliance therewith.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 imposes a wide variety of regulatory requirements on publicly held companies and their insiders. Many of these requirements affect us. For example:

•	pursuant to Rule 13a-14 under the Exchange Act, our principal executive officer and principal financial officer must certify the accuracy of the financial statements contained in our periodic reports;
•	pursuant to Item 307 under Regulation S-K, our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures;
•	pursuant to Rule 13a-15 under the Exchange Act, our management must prepare an annual report regarding its assessment of our internal control over financial reporting; and
•	pursuant to Item 308 of Regulation S-K and Rule 13a-15 under the Exchange Act, our periodic reports must disclose whether there were significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated under such act. We will continue to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance with that act.

Compliance with the Bank Holding Company Act, the Volcker Rule and Commodity Exchange Act

As a BHC and FHC, the activities of BNY Mellon and its affiliates are subject to certain restrictions imposed by the BHCA and related regulations. BHCs and FHCs are subject to supervision and regulation by the Federal Reserve. Because BNY Mellon may be deemed to “control” us within the meaning of the BHCA, restrictions under the BHCA could apply to us. Accordingly, the BHCA and other applicable banking laws, rules, regulations and guidelines, and their interpretation and administration by the appropriate regulatory agencies, including, but not limited to, the Federal Reserve, may restrict the transactions and relationships between our Adviser, BNY Mellon and their affiliates, on the one hand, and us on the other hand, and may restrict our investments, transactions and operations. For example, the BHCA regulations applicable to BNY Mellon and us may, among other things, restrict our ability to make certain investments or the size of certain investments, impose a maximum holding period on some or all of our investments, and restrict our Adviser’s ability to participate in the management and operations of the companies in which we invest. In addition, certain BHCA regulations may require aggregation of the positions owned, held or controlled by related entities. Thus, in certain circumstances, positions held by BNY Mellon and its affiliates (including our Adviser) for client and proprietary accounts may need to be aggregated with positions held by us. In this case, where BHCA regulations impose a cap on the amount of a position that may be held, BNY Mellon may utilize available capacity to make investments for its proprietary accounts or for the accounts of other clients, which may require us to limit and/or liquidate certain investments. Additionally, BNY Mellon may in the future, in its sole discretion and without notice to investors, engage in activities impacting us and/or our Adviser in order to comply with the BHCA or other legal requirements applicable to, or reduce or eliminate the impact or applicability of any bank regulatory or other restrictions on BNY Mellon, us or other funds and accounts managed by our Adviser and its affiliates. “See Risk Factors — Risks Relating to Our Business and Structure — Our activities may be limited as a result of being controlled by a bank holding company.”

The Volcker Rule is expected to impose significant restrictions on BNY Mellon’s ability to sponsor or invest in hedge funds, private equity covered funds. We expect and intend that that we will not be a covered fund under the Volcker Rule once such rule is fully effective. As a result, we may refrain from engaging in certain activities, including entering into derivative transactions such as interest rate and currency hedging. The proposed rules are highly complex, and many aspects of the Volcker Rule remain unclear. The full impact on us will not be known with certainty until the rules are finalized. See “Risk Factors — Risks Relating to Our Business and Structure — The Volcker Rule may impact how we operate our business.”

Accordingly, we may need to implement policies and procedures with respect to derivative instruments and trading practices prior to July 2014 (or any alternative effective date for the Volcker Rule) based upon the final form of the Volcker Rule and further regulatory guidance.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, [•] shares of our common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option. Of these shares, the [•] shares sold in this offering, will be freely tradable without restriction or limitation under the Securities Act. The remaining [•] shares will be deemed “restricted securities” as that term is defined under Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act or may be sold pursuant to the safe harbors found in Rule 144 under the Securities Act, which are summarized below.

In general, a person who has beneficially owned “restricted” shares of our common stock for at least six months would be entitled to sell their securities provided that (a) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (b) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned “restricted” shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the total number of securities then outstanding; or
•	the average weekly trading volume of our securities during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates under Rule 144 also are subject to certain manners of sale provisions, notice requirements and the availability of current public information about us. We can give no assurance as to (a) the likelihood that an active market for our common stock will develop, (b) the liquidity of any such market, (c) the ability of our stockholders to sell our securities or (d) the prices that stockholders may obtain for any of our securities. We can make no prediction as to the effect, if any, that future sales of securities, or the availability of securities for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of our securities, or the perception that such sales could occur, may affect adversely prevailing market prices of our common stock. See “Risk Factors — Risks Relating to this Offering.”

Lock-up Agreements

We, our executive officers, directors and other stockholders, will enter into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons will agree not to, without the prior written approval of the representatives, offer, sell, offer to sell, contract or agree to sell, hypothecate, hedge, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, the representatives may in their sole discretion release some or all of the securities from these lock-up agreements.

Registration Rights

We have granted certain registration rights to the limited partners of Fund III who acquired shares of our common stock in connection with the Formation Transactions. We have agreed to prepare and file with the SEC a registration statement on Form N-2 pursuant to Rule 415 to register the resale of the shares of our common stock we issued to such limited partners. Specifically, we have agreed, upon the request of holders owning a majority of the shares issued to the limited partners of Fund III in connection with the formation transactions, to use our commercially reasonable efforts to file with the SEC promptly after a request by a majority of the shares issued to the limited partners of Fund III to file such a registration statement with the SEC. We have also agreed to use our commercially reasonable efforts to cause such a registration statement to be declared effective by the SEC within 90 days of the initial filing thereof with the SEC. The limited partners of Fund III may only exercise these registration rights after the expiration of the lock-up period described above and then, with limited exceptions, only on two occasions. The costs associated with filing the resale registration statement and having it declared effective by the SEC will be borne by us.

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our securities are held by [•] pursuant to a custody agreement. The principal business address of [•] is [•]. [•] will serve as our transfer agent, distribution paying agent and registrar. The principal business address of [•] is [•].

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we will acquire and dispose of many of our investments in privately negotiated transactions, many of the transactions that we engage in will not require the use of brokers or the payment of brokerage commissions. Subject to policies established by our board of directors, our Adviser will be primarily responsible for selecting brokers and dealers to execute transactions with respect to the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Adviser does not expect to execute transactions through any particular broker or dealer but will seek to obtain the best net results for us under the circumstances, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. Our Adviser generally will seek reasonably competitive trade execution costs but will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements and consistent with Section 28(e) of the Exchange Act, our Adviser may select a broker based upon brokerage or research services provided to our Adviser and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the services provided.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through the underwriters named below. Raymond James & Associates, Inc. and Citigroup Global Markets Inc. are acting as the representatives of the underwriters of this offering. Subject to the terms and conditions contained in an underwriting agreement among us and the underwriters named below, each of the underwriters have severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares
Raymond James & Associates, Inc.
Citigroup Global Markets Inc.
Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and
•	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

The principal business address of Raymond James & Associates, Inc. is 880 Carillon Parkway, St. Petersburg, FL 33716. The principal business address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013.

Over-allotment Option

We will grant the underwriters an option to buy up to an aggregate of [•] additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters will have 30 days from the date of our final prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $[•] per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $[•] per share from the initial public offering price. Sales of shares made outside of the U.S. may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The following table shows the public offering price and underwriting discounts. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

	Per Share	Without Option	With Option
Public Offering Price	$	$	$
Sales load (underwriting discount and commission)	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the sales load, are estimated to be approximately $[•] and are payable by us.

We and our Adviser have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

We, our executive officers and directors, and our other stockholders will enter into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons will agree not to, without the prior written approval of the representatives, offer, sell, offer to sell, contract or agree to sell, hypothecate, hedge, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of the final prospectus relating to this offering. At any time and without public notice, the representatives may in their sole discretion release some or all of the securities from these lock-up agreements.

The Nasdaq Global Select Market Listing

We have applied to have our common stock listed on the NASDAQ Global Select Market under the symbol “ABDC.”

Price Stabilization; Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;
•	short sales;
•	purchases to cover positions created by short sales;
•	imposition of penalty bids; and
•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Determination of Offering Price

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price will include:

•	the information set forth in this prospectus and otherwise available to the representatives;
•	our history and prospects and the history of and prospects for the industry in which we compete;
•	our past and present financial performance and an assessment of the ability of our Adviser;
•	our prospects for future earnings and the present state of our development;
•	the general condition of the securities markets at the time of this offering;
•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•	other factors deemed relevant by the underwriters and us.

Other Relationships

Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us, our affiliates or our portfolio companies. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or
•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or
•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus supplement have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;
•	where no consideration is or will be given for the transfer; or
•	where the transfer is by operation of law.

LEGAL MATTERS

Certain legal matters regarding the securities offered by this prospectus will be passed upon for us by Sutherland Asbill & Brennan LLC, Washington, DC 20001, and for the underwriters by Proskauer Rose LLP, New York, New York.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have selected KPMG LLP as our independent registered public accounting firm. The financial statements of Alcentra Capital Corp., as successor to BNY Mellon-Alcentra Mezzanine III, L.P. as of and for the period ended December 31, 2011 and 2012 included in this prospectus have been so included in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus.

Upon completion of this offering, we will file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090.

We plan to maintain a website at www.alcentracapital.com and intend to make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. Information contained on our website is not incorporated into this prospectus, and you should not consider information on our website to be part of this prospectus. You may also obtain such information by contacting us in writing at 200 Park Avenue, 7th Floor, New York, New York 10166. The SEC maintains a website that contains reports, proxy and information statements and other information we file with the SEC at www.sec.gov. Copies of these reports, proxy and information statements and other information may also be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.

Report of Independent Registered Public Accounting Firm

The Partners
BNY Mellon-Alcentra Mezzanine III, L.P.:

We have audited the accompanying statements of assets and liabilities of BNY Mellon-Alcentra Mezzanine III, L.P. (the “Partnership”), including the schedules of investments as of December 31, 2012 and 2011, and the related statements of operations, changes in net assets and cash flows for the years ended December 31, 2012 and 2011 and for the period from May 14, 2010 (commencement of operations) to December 31, 2010, and related notes to the financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 2012 and 2011 by correspondence with the portfolio companies or by other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of BNY Mellon-Alcentra Mezzanine III, L.P. as of December 31, 2012 and 2011, and the results of its operations, changes in net assets and its cash flows for the years ended December 31, 2012 and 2011 and for the period from May 14, 2010 (commencement of operations) to December 31, 2010 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
New York, New York
December 11, 2013

BNY MELLON-ALCENTRA MEZZANINE III, L.P.

STATEMENTS OF ASSETS AND LIABILITIES

December 31, 2012 and 2011

	2012	2011
Assets
Portfolio investments, at fair value
Non-controlled, non-affiliated investments, at fair value (cost $52,909,192 and $57,544,355, respectively)	$57,643,139	$57,570,614
Non-controlled, affiliated investments, at fair value (cost $40,274,417 and $13,049,217, respectively)	42,274,417	14,401,217
Total of portfolio investments, at fair value (cost $93,183,609 and $70,593,572, respectively)	99,917,556	71,971,831
Cash and cash equivalents	869,836	1,666,065
Interest receivable	501,350	441,164
Due from limited partners	239,373	15,096
Escrow receivable	180,525	—
Other receivables	150,000	94,406
Due from affiliate	—	165,775
Total Assets	$101,858,640	$74,354,337
Liabilities and Net Assets
Liabilities:
Short-term borrowings	$5,000,000	$—
Accounts payable and accrued expenses	130,927	496,074
Interest payable	6,412	11,679
Due to affiliate	1,716	—
Due to Manager	—	466,271
Distributions payable	—	57
Total liabilities	5,139,055	974,081
Net Assets:
General Partner	3,237,056	—
Limited Partners	93,482,529	73,380,256
Total net assets	96,719,585	73,380,256
Total Liabilities and Net Assets	$101,858,640	$74,354,337

The accompanying notes are an integral part of these financial statements.

BNY MELLON-ALCENTRA MEZZANINE III, L.P.

STATEMENTS OF OPERATIONS

	Year ended December 31, 2012	Year ended December 31, 2011	May 14, 2010 (Inception) to December 31, 2010
Investment income:
From non-controlled, non-affiliated investments:
Interest income from portfolio investments	$6,724,545	$3,336,322	$186,667
Paid in kind interest income from portfolio investments	1,087,094	536,769	31,111
Other income from portfolio investments	610,019	39,810	—
From non-controlled, affiliated investments:
Interest income from portfolio investments	2,702,534	967,607	—
Paid in kind interest income from portfolio investments	170,230	—	—
Other income from portfolio investments	375,482	20,912	—
Dividend income from portfolio investments	280,000	—	—
Total investment income	11,949,904	4,901,420	217,778
Expenses:
Management fee	4,358,653	2,092,999	932,690
Professional fees	498,198	273,281	167,200
Interest expense	89,808	58,879	—
Other expenses	105,891	22,172	1,200,456
Total expenses	5,052,550	2,447,331	2,300,346
Net investment income	6,897,354	2,454,089	(2,082,568)
Realized Gain (Loss) and Net Change in Unrealized Appreciation (Depreciation) From Portfolio Investments
Net realized gain (loss) on:
Non-controlled, non-affiliated investments	2,827,117	(2,448)	—
Non-controlled, affiliated investments	368,371	—	—
Net realized gain (loss) from portfolio investments	3,195,488	(2,448)	—
Net change in unrealized appreciation on:
Non-controlled, non-affiliated investments	4,707,688	26,259	—
Non-controlled, affiliated investments	648,000	1,352,000	—
Net change in unrealized appreciation of portfolio investments	5,355,688	1,378,259	—
Net realized gain (loss) and net change in unrealized appreciation from portfolio investments	8,551,176	1,375,811	—
Net Increase (Decrease) in Net Assets from Operations	$15,448,530	$3,829,900	$(2,082,568)

The accompanying notes are an integral part of these financial statements.

BNY MELLON-ALCENTRA MEZZANINE III, L.P.

STATEMENTS OF CHANGES IN NET ASSETS

	General Partner	Limited Partners	Total
Balance as of May 14, 2010 (Inception)	$—	$—	$—
Capital contributions	—	12,433,873	12,433,873
Net decrease in net assets resulting from operations	—	(2,082,568)	(2,082,568)
Balance as of December 31, 2010	—	10,351,305	10,351,305
Capital contributions	—	62,542,415	62,542,415
Distributions	—	(3,343,364)	(3,343,364)
Net increase in net assets resulting from operations	—	3,829,900	3,829,900
Balance as of December 31, 2011	—	73,380,256	73,380,256
Capital contributions	—	63,322,390	63,322,390
Distributions	—	(55,431,591)	(55,431,591)
Net increase in net assets resulting from operations	—	15,448,530	15,448,530
Carried interest allocation	3,237,056	(3,237,056)	—
Balance as of December 31, 2012	$3,237,056	$93,482,529	$96,719,585

The accompanying notes are an integral part of these financial statements.

BNY MELLON-ALCENTRA MEZZANINE III, L.P.

STATEMENTS OF CASH FLOWS

	Year ended December 31, 2012	Year ended December 31, 2011	May 14, 2010 (Inception) to December 31, 2010
Cash Flows From Operating Activities
Net increase (decrease) in net assets resulting from operations	$15,448,530	$3,829,900	$(2,082,568)
Adjustments to reconcile net increase (decrease) in net assets from operations to net cash used in operating activities:
Net realized (gain) loss from portfolio investments	(3,195,488)	2,448	—
Net change in unrealized appreciation of portfolio investments	(5,355,688)	(1,378,259)	—
Paid in kind interest income from portfolio investments	(1,257,324)	(536,769)	(31,111)
Accretion of discount on debt securities	(933,165)	(60,717)	—
(Increase) decrease in operating assets:
Purchases of portfolio investments	(61,718,230)	(59,153,901)	(11,000,000)
Net proceeds from sale/return of capital of portfolio investments	44,514,170	186,478	—
Increase in interest receivable	(60,186)	(254,497)	(186,667)
Increase in due from limited partners	(224,277)	(14,562)	(534)
Increase in escrow receivable	(180,525)	—	—
Increase in other receivables	(55,594)	(94,406)	—
Decrease (increase) in due from affiliate	165,775	(165,775)	—
Increase (decrease) in operating liabilities:
(Decrease) increase in accounts payable and accrued expenses	(365,147)	(367,295)	863,369
(Decrease) increase is interest payable	(5,267)	11,679	—
Increase (decrease) in due to affiliate	1,716	(38,872)	38,872
(Decrease) increase in due to Manager	(466,271)	67,787	398,484
Net cash used in operating activities	(13,686,971)	(57,966,761)	(12,000,155)
Cash Flows From Financing Activities
Capital contributions received from partners	63,322,390	62,542,415	12,433,873
Proceeds from short-term borrowings	45,000,000	—	—
Repayment of short term borrowings	(40,000,000)	—	—
Cash distributions paid to partners	(55,431,648)	(3,343,307)	—
Net cash provided by financing activities	12,890,742	59,199,108	12,433,873
(Decrease) increase in cash and cash equivalents	(796,229)	1,232,347	433,718
Cash and cash equivalents at beginning of period	1,666,065	433,718	—
Cash and Cash Equivalents at End of Period	$869,836	$1,666,065	$433,718
Supplemental disclosure of cash flow activities:
Cash paid during the year for interest	$95,075	$47,200	$—

The accompanying notes are an integral part of these financial statements.

BNY MELLON-ALCENTRA MEZZANINE III, L.P.

SCHEDULE OF INVESTMENTS
As of December 31, 2012

Investment Description	Cost (a)	Fair Value	% of Net Assets*
Investments in Non-Controlled, Non-Affiliated Portfolio Companies
Proserv Offshore Group
Houston, TX
Offshore drilling service company/energy service company
Warrant to purchase 4,993 common shares at $0.001 per share, expiring 6/21/18	$5	$731,000
	5	731,000	0.76%
City Carting Holding Company, Inc.
Stamford, CT
Waste management services
500 Series A preferred shares of City Carting Holdings Company	4,705,882	5,242,647
350 Series B preferred shares of City Carting Holdings Company	3,294,118	3,494,510
	8,000,000	8,737,157	9.03%
Dentistry For Children, Inc.
Atlanta, GA
Healthcare
$10,125,000 13.25% senior subordinated note due 9/1/17	10,106,867	10,106,867
$276,714 13.25% senior subordinated PIK(b) note due 9/1/17	276,714	276,714
1,500,000 class A-1 units of Dentistry For Children Holdings, LLC	1,500,000	1,500,000
	11,883,581	11,883,581	12.29%
Media Storm, LLC
New York, NY
Multimedia production/media & entertainment
$7,862,239 14% senior subordinated note due 10/23/17	7,787,863	7,787,863
$194,423 14% senior subordinated PIK(b) note due 10/23/17	194,423	194,423
1,216,204 preferred shares	1,176,964	2,121,000
	9,159,250	10,103,286	10.44%
Security Networks, LLC
West Palm Beach, FL
Security alarm monitoring company
$10,000,000 14% senior subordinated note due 11/5/17	10,000,000	10,000,000
$446,327 14% senior subordinated PIK(b) note due 11/5/17	446,327	446,327

The accompanying notes are an integral part of these financial statements.

BNY MELLON-ALCENTRA MEZZANINE III, L.P.

SCHEDULE OF INVESTMENTS – (continued)
As of December 31, 2012

Investment Description	Cost (a)	Fair Value	% of Net Assets*
1,051,932 OHCP Ultimate Security Holdings LLC class A units	1,060,241	1,890,000
	11,506,568	12,336,327	12.75%
Wholesome Sweeteners, Inc.
Sugar Land, TX
Food and Beverage
$8,000,000 14% senior subordinated note due 10/6/17	7,780,482	7,780,482
$79,306 14% senior subordinated PIK(b) note due 10/6/17	79,306	79,306
4,500 common shares	4,500,000	5,992,000
	12,359,788	13,851,788	14.32%
Total Investments in Non-Controlled, Non-Affiliated Portfolio Companies	$52,909,192	$57,643,139	59.59%
Investments in Non-Controlled, Affiliated Portfolio Companies**
Battery Solutions, Inc.
Howell, MI
Energy services
$5,000,000 14% senior subordinated note due 12/20/18	$4,902,220	$4,902,220
5,000,000 Class A units of 919 BSI SPV, LLC	5,000,000	5,000,000
	9,902,220	9,902,220	10.24%
Kaseman Holdings, LLC/Sallyport Holdings, LLC (aka KS International, LLC)
McClean, VA
Defense services
500,000 class A interest	500,000	471,000
	500,000	471,000	0.49%
Net Access Corporation
Cedar Knolls, NJ
Technology
$4,000,000 13% senior subordinated note due 7/19/18	3,923,491	3,923,491
$170,230 senior subordinated PIK(b) notes due 7/19/18	170,230	170,230
3,000,000 class A units of NAC Holdings, LLC	3,000,000	4,500,000
	7,093,721	8,593,721	8.89%
Show Media, Inc.
New York, NY
Media & Entertainment
$10,000,000 11% senior subordinated note due 8/10/17	10,000,000	10,000,000

The accompanying notes are an integral part of these financial statements.

BNY MELLON-ALCENTRA MEZZANINE III, L.P.

SCHEDULE OF INVESTMENTS – (continued)
As of December 31, 2012

Investment Description	Cost (a)	Fair Value	% of Net Assets*
Warrant for 14% ownership in Show Media, Inc.	—	529,000
	10,000,000	10,529,000	10.89%
Southern Technical Institute, Inc.
Orlando, FL
Education
$9,850,000 12.5% senior subordinated note due 10/15/16	9,778,209	9,778,209
3,000,000 Class A units of Southern Technical Holdings, LLC	3,000,000	2,521,000
Warrant for 1.33% ownership in Southern Technical Holdings, LLC	267	479,267
	12,778,476	12,778,476	13.21%
Total Investments in Non-Controlled, Affiliated Portfolio Companies	$40,274,417	$42,274,417	43.72%
Total Portfolio Investments	$93,183,609	$99,917,556	103.31%

(a)	The cost of debt securities is adjusted for accretion of discount and interest paid in-kind on such securities.
(b)	Paid in-kind.
*	Fair value as a percentage of Net Assets.
**	Denotes investments in which we are an “Affiliated Person” but not exercising a controlling influence, as defined in the 1940 Act, due to beneficially owning, either directly or through one or more controlled companies, more than 5% but less than 25% of the outstanding voting securities of the investment. Transactions during the year ended December 31, 2012 in these affiliated investments are as follows:

Name of Issuers	Fair value at December 31, 2011	Gross Addition	Gross Reductions	Interest/ Dividend/ Other income	Fair Value at December 31, 2012
Battery Solutions, Inc.	$—	$9,900,000	$—	$20,553	$9,902,220
Kaseman Holdings, LLC/Sallyport Holdings, LLC (aka KS International, LLC)	14,401,217	—	12,915,779	2,481,917	471,000
Net Access Corporation	—	6,920,000	—	281,330	8,593,721
Show Media, Inc.	—	10,000,000	—	473,875	10,529,000
Southern Technical Institute, Inc.	—	12,925,267	150,000	270,571	12,778,476
	$14,401,217	$39,745,267	$13,065,779	$3,528,246	$42,274,417

The accompanying notes are an integral part of these financial statements.

BNY MELLON-ALCENTRA MEZZANINE III, L.P.

SCHEDULE OF INVESTMENTS
As of December 31, 2011

Investment Description	Cost (a)	Fair Value	% of Net Assets*
Investments in Non-Controlled, Non-Affiliated Portfolio Companies
Proserv Offshore Group
Houston, TX
Offshore drilling service company/energy service company
$14,811,074 14% unitranche facility due 6/21/16	$14,469,164	$14,052,187
$231,489 14% PIK(b) unitranche facility due 6/21/16	231,489	193,106
Warrant to purchase 4,993 common shares at $0.001 per share, expiring 6/21/18	5	481,624
	14,700,658	14,726,917	20.07%
Casedhole Solutions, Inc.
Houston, TX
Oilfield service company/energy service company
$10,000,000 14% senior subordinated note due 6/29/16	9,814,319	9,814,319
20,547 common shares of Casedhole Holdings, Inc.	1,500,000	1,500,000
	11,314,319	11,314,319	15.42%
Dentistry For Children, Inc.
Atlanta, Georgia
Healthcare
$9,000,000 13.25% senior subordinated note due 8/31/17	9,000,000	9,000,000
$67,690 13.25% senior subordinated PIK(b) note due 8/31/17	67,690	67,690
1,500,000 class A-1 units of Dentistry For Children Holdings, LLC	1,500,000	1,500,000
	10,567,690	10,567,690	14.40%
Media Storm, LLC
Brooklyn, NY
Multimedia production/media & entertainment
$8,500,000 14% senior subordinated note due 10/23/17	8,416,542	8,416,542
32,111 14% senior subordinated PIK(b) note due 10/23/17	32,111	32,111
1,216,204 preferred shares	1,216,204	1,216,204
	9,664,857	9,664,857	13.17%

The accompanying notes are an integral part of these financial statements.

BNY MELLON-ALCENTRA MEZZANINE III, L.P.

SCHEDULE OF INVESTMENTS – (continued)
As of December 31, 2011

Investment Description	Cost (a)	Fair Value	% of Net Assets*
Security Networks, LLC
West Palm Beach, FL
Security alarm monitoring company
$10,000,000 14% senior subordinated note due 11/5/17	10,000,000	10,000,000
$236,590 14% senior subordinated PIK(b) note due 11/5/17	236,590	236,590
1,051,932 OHCP Ultimate Security Holdings LLC class A units	1,060,241	1,060,241
	11,296,831	11,296,831	15.39%
Total Investments in Non-Controlled, Non-Affiliated Portfolio Companies	$57,544,355	$57,570,614	78.45%
Investments in Non-Controlled, Affiliated Portfolio Companies**
Kaseman Holdings, LLC/Sallyport Holdings, LLC (aka KS International, LLC)
McLean, Virginia
Defense services
$12,915,779 14.5% senior subordinated note due 6/29/17	$12,549,217	$12,549,217
500,000 class A interest	500,000	1,852,000
	13,049,217	14,401,217	19.63%
Total Investments in Non-Controlled, Affiliated
Portfolio Companies	$13,049,217	$14,401,217	19.63%
Total Portfolio Investments	$70,593,572	$71,971,831	98.08%

(a)	The cost of debt securities is adjusted for accretion of discount and interest paid in-kind on such securities.
*	Fair value as a percentage of Net Assets.
**	Denotes investments in which we are an “Affiliated Person” but not exercising a controlling influence, as defined in the 1940 Act, due to beneficially owning, either directly or through one or more controlled companies, more than 5% but less than 25% of the outstanding voting securities of the investment. Transactions during the year ended December 31, 2011 in these affiliated investments are as follows:

Name of Issuers	Fair value at December 31, 2010	Gross Addition	Gross Reductions	Interest/ Dividend/Other income	Fair Value at December 31, 2011
Kaseman Holdings, LLC/Sallyport Holdings, LLC (aka KS International, LLC)	$—	$13,028,305	$—	$988,519	$14,401,217
	$—	$13,028,305	$—	$988,519	$14,401,217

The accompanying notes are an integral part of these financial statements.

BNY MELLON-ALCENTRA MEZZANINE III, L.P.

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

1. Organization and Purpose

BNY Mellon-Alcentra Mezzanine III, L.P. (the “Partnership”) is a Delaware limited partnership, which commenced operations on May 14, 2010 (the “Commencement Date”). The Partnership was formed for the purpose of seeking current income and long-term capital appreciation by making investments in senior debt securities, subordinated debt securities, and common and preferred equity securities with equity rights or participations in U.S.-based middle market companies. BNY Mellon-Alcentra Mezzanine III (GP), L.P. (the “General Partner”), a Delaware limited liability company, is the General Partner of the Partnership. BNY Mellon-Alcentra Mezzanine Partners (the “Manager”), a division of Alcentra NY, LLC and an affiliate of the General Partner, manages the investment activities of the Partnership. Alcentra NY, LLC is wholly owned by BNY Alcentra Group Holdings, Inc. which is majority owned by The Bank of New York Mellon Corporation.

The Partnership is scheduled to terminate on May 14, 2020 subject to extension of up to two additional one-year periods by the General Partner with the consent of the Advisory Committee.

Capitalized terms used but not defined here in, shall have the meaning assigned to them in the amended and restated Limited Partnership Agreement dated as of April 5, 2012, as amended.

State Street Bank and Trust Company (the “Administrator”) provides accounting and administrative services to the Partnership and accordingly, calculates the net assets of the Partnership and maintains the underlying accounting records.

2. Summary of Significant Accounting Policies

Basis of Presentation — The financial statements are presented in United States dollars and have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Valuation of Portfolio Investments — Portfolio investments are carried at fair value as determined by the General Partner (see Note 3).

The methodologies used in determining these valuations include:

(1) Preferred shares/membership units and common shares/membership units

In determining estimated fair value for common shares/membership units and preferred shares, the General Partner makes assessments of the methodologies and value measurements which market participants would use in pricing comparable investments, based on market data obtained from independent sources as well as from the General Partner’s own assumptions and taking into account all material events and circumstance which would affect the estimated fair value of such investments. Several types of factors, circumstances and events could affect the estimated fair value of the Partnership’s investments. These include but are not limited to the following:

(i) Any material changes in the (a) competitive position of the portfolio investment, (b) legal and regulatory environment within which the portfolio investment operates, (c) management or key managers of the portfolio investment, (d) terms and/or cost of financing available to the portfolio investment, and (e) financial position or operating results of the investment; (ii) pending disposition by the Partnership of all or a major portfolio investments; and (iii) sales prices of recent public or private transactions in identical or comparable investments.

BNY MELLON-ALCENTRA MEZZANINE III, L.P.

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

2. Summary of Significant Accounting Policies  – (continued)

The Partnership uses one or a combination of the following valuation techniques: Market Approach and Income Approach. The Market Approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Income Approach uses valuation techniques to convert future amounts to a present amount (i.e., discounting estimated future cash flows to a net present value amount).

(2) Debt

The Partnership uses yield to maturity analysis to estimate the fair value of debt, including the unitranche facilities, which are a combination of senior and subordinated debt in one debt instrument. The calculation of yield to maturity takes into account the current market price, par value, coupon interest rate and time to maturity.

(3) Warrants

Where warrants are considered to be in the money their incremental value is included within the valuation of the investments.

Valuation techniques are applied consistently from period to period, except when circumstances warrant a change to a different valuation technique that will provide a better estimate of fair value.

Because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed or from those which will ultimately be realized.

Translation of Foreign Currencies — The fair value of foreign securities, currency holdings, and other assets and liabilities in currencies other than United States dollars are translated based on the exchange rates in effect on the date of valuation. The cost of each security is determined using historical exchange rates. Foreign currency transactions are translated at prevailing exchange rates at the time of such transaction. The Partnership does not isolate that portion of realized or unrealized gains or losses resulting from changes in the foreign exchange rate on investments from fluctuations arising from changes in the local currency market price of the securities. Such gains and losses are included with the net realized and unrealized gain or loss on portfolio investments in the Statements of Operations.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material. The most significant estimates relate to the valuation of the Partnership’s portfolio investments.

Organizational Costs — Organizational costs are expensed as incurred. The Partnership is obligated to reimburse the General Partner for 100% of the placement fee and for organizational costs of the Partnership in an amount not to exceed $1,250,000 on a cumulative basis. Organizational costs paid by the Partnership in excess of $1,250,000 (“Excess Organizational Expenses”) and all placement fees paid by the Partnership will reduce the management fee as described in Note 5. As of December 31, 2012, the Partnership has recorded $1,250,000 of organizational costs on a cumulative basis and was included with the other expenses in the Statements of Operations.

Cash and Cash Equivalents — Cash and cash equivalents include short-term investments with original maturities of less than 90 days at time of purchase.

BNY MELLON-ALCENTRA MEZZANINE III, L.P.

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

2. Summary of Significant Accounting Policies  – (continued)

Investments — Investment security transactions are accounted for on a trade date basis. Cost of portfolio investments represents the actual purchase price of the securities acquired including capitalized legal, brokerage and other fees as well as the value of interest and dividends received in-kind and the amortization of original issue discounts. Fees may be charged to the issuer by the Partnership in connection with the origination of a debt security financing. Such fees are reflected as a discount to the cost of the portfolio security and the discount is accreted into income over the life of the related debt security.

Original Issue Discount — When the Partnership receives warrants with a nominal or discounted exercise price upon origination of a debt or preferred stock investment, a portion of the cost basis is allocated to the warrants. When the investment is made concurrently with the sale of a substantial amount of equity, the value of the warrants is based on the sales price. The value of the warrants is recorded as original issue discount (“OID”) to the value of the debt or preferred stock investment and the OID is amortized over the life of the investment.

Interest and Dividend Income — Interest income is accrued when earned. Interest is not accrued if realization appears unlikely. The Partnership accrues paid in-kind interest by recording income and an increase to the cost basis of the related investments. Dividend income is recorded on ex-dividend date. Dividends in-kind are recorded as increase in cost basis of investments and as income.

Investments that are expected to pay regularly scheduled interest in cash are generally placed on non-accrual status when principal or interest cash payments are past due 30 days or more and/or when it is no longer probable that principal or interest cash payments will be collected. Such nonaccrual investments are restored to accrual status if past due principal and interest are paid in cash, and in management’s judgment, are likely to continue timely payment of their remaining principal and interest obligations. Cash interest payments received on non-accrual designated investments may be recognized as income or applied to principal depending on management’s judgment. There were no non-accrual investments for the periods ending December 31, 2012 and 2011.

Other Income — Other income consists mainly of transaction fees which are accreted into income over the life of the related debt security.

Income Taxes — The Partnership is structured as a partnership for U.S. Federal income tax purposes, and as such, is not subject to income taxes; each Partner (depending on its structure for tax purposes) may be individually liable for income taxes, if any, on its share of the Partnership’s taxable income.

GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnerships’ financial statements to determine whether the tax positions are “more-likely-or-not” of being sustained by the applicable tax authority. Tax positions with respect to tax at the partnership level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current year. The General Partner has concluded that no provision for income tax is required in the Partnerships’ financial statements. However, the General Partner’s conclusions regarding uncertain tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof.

The following is the major tax jurisdiction for the Partnership and the earliest tax year subject to examination: United States — 2010.

BNY MELLON-ALCENTRA MEZZANINE III, L.P.

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

3. Fair Value of Portfolio Investments

The Partnership accounts for its investments in accordance with FASB Accounting Standards Codification Topic 820 (“ASC Topic 820”), Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value. ASC Topic 820 established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring investments at fair value.

Market price observability is impacted by a number of factors, including the type of investment, the characteristics specific to the investment, and the state of the marketplace (including the existence and transparency of transactions between market participants). Investments with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

Level 1 — Quoted prices (unadjusted) are available in active markets for identical investments that the Partnership has the ability to access as of the reporting date. The type of investments which would generally be included in Level 1 include listed equity securities and listed derivatives. As required by ASC Topic 820, the Partnership, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price.

Level 2 — Pricing inputs are observable for the investments, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Fair value is determined through the use of models or other valuation methodologies.

Level 3 — Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation by the General Partner. The types of investments which would generally be included in this category include debt and equity securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Partnership’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table summarizes the levels in the fair value hierarchy into which the Partnership’s financial instruments are categorized as of December 31, 2012 and 2011:

As of December 31, 2012:

	Total	Level 1	Level 2	Level 3
Debt	$65,446,132	$—	$—	$65,446,132
Common Shares/Membership Units	21,874,000	—	—	21,874,000
Preferred Shares/Membership Units	10,858,157	—	—	10,858,157
Warrants	1,739,267	—	—	1,739,267
Total investments	$99,917,556	$—	$—	$99,917,556

BNY MELLON-ALCENTRA MEZZANINE III, L.P.

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

3. Fair Value of Portfolio Investments  – (continued)

As of December 31, 2011:

	Total	Level 1	Level 2	Level 3
Debt	$64,361,762	$—	$—	$64,361,762
Common Shares/Membership Units	5,912,241	—	—	5,912,241
Preferred Shares/Membership Units	1,216,204	—	—	1,216,204
Warrants	481,624	—	—	481,624
Total investments	$71,971,831	$—	$—	$71,971,831

There were no transfers in/out of Level 3 in the 2012 and 2011.

The changes in investments classified as Level 3 are as follows for the years ended December 31, 2012 and 2011.

	Debt	Common Shares/ Membership Units	Preferred Shares/ Membership Units	Warrants	Total
Balance as of January 1, 2011	$10,031,111	$1,000,000	$—	$—	$11,031,111
Amortized discounts/premiums	60,717	—	—	—	60,717
Paid in-kind interest	536,769	—	—	—	536,769
Net realized gain (loss)	(2,448)	—	—	—	(2,448)
Net change in unrealized appreciation (depreciation)	(455,360)	1,352,000	—	481,619	1,378,259
Purchases	54,377,451	3,560,241	1,216,204	5	59,153,901
Sales/Return of capital	(186,478)	—	—	—	(186,478)
Balance as of December 31, 2011	$64,361,762	$5,912,241	$1,216,204	$481,624	$71,971,831
Amortized discounts/premiums	933,165	—	—	—	933,165
Paid in-kind interest	1,257,324	—	—	—	1,257,324
Net realized gain (loss)	1,004,366	2,191,122	—	—	3,195,488
Net change in unrealized appreciation (depreciation)	455,360	1,961,759	1,681,193	1,257,376	5,355,688
Purchases	37,661,539	15,500,000	8,556,424	267	61,718,230
Sales/Return of capital	(40,227,384)	(3,691,122)	(595,664)		(44,514,170)
Balance as of December 31, 2012	$65,446,132	$21,874,000	$10,858,157	$1,739,267	$99,917,556
Net change in unrealized appreciation (depreciation) from investments still held as of December 31, 2012	$455,360	$2,440,759	$1,681,193	$778,376	$5,355,688

BNY MELLON-ALCENTRA MEZZANINE III, L.P.

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

3. Fair Value of Portfolio Investments  – (continued)

The following is a summary of the quantitative inputs and assumptions used for items categorized in Level 3 of the fair value hierarchy as of December 31, 2012. The disclosure below excludes investments for which fair value is based on Level 3 inputs that are not developed by the general partner. Such items include investments for which fair value is determined by recent, pending or expected transactions without adjustment. Such items also include investments for fair value that is determined by partners’ capital balances or net asset values.

Assets at fair value	Fair Value at December 31, 2012	Valuation Technique	Unobservable Input	Range of Inputs	Weighted Average
Preferred Ownership	$10,858,157	Market Approach	Enterprise Value/LTM EBITDA Multiple	7x – 9.1x	8.4x
Common Ownership/Common Warrants	$23,613,267	Market Approach	Enterprise Value/LTM EBITDA Multiple	4x – 9.8x	8.3x
Debt	$65,446,132	Yield Analysis/ Market Approach	Yield to Maturity	11% – 14%	13%
Total	$99,917,556

4. Partners’ Capital

The Partnership held its initial closing on May 14, 2010, accepting capital commitments amounting to $105,850,000 from Limited Partners. Seven additional closings were held subsequent to May 14, 2010. The most recent of which being the final closing, took place on August 10, 2012, bringing total commitments to $210,200,000. Such capital commitments are due and payable when called by the General Partner. As of December 31, 2012 and 2011, Limited Partners have contributed $138,298,678 and $74,976,288 or 65.79% and 52.61% of their total capital commitments to the Partnership, respectively.

5. Management Fee

For the period from the Commencement Date to the fifth anniversary of the Final Closing Date, the Partnership will pay to the Manager a management fee at an annual rate equal to the product of 1.50% for each Class A Limited Partner and 1.25% for each Class B Limited Partner, in each case multiplied by such Limited Partner’s Capital Commitment. After the fifth anniversary of the Final Closing Date, the management fee will be paid at annual rates of 1.50% and 1.25% for Class A Limited Partners and Class B Limited Partners, respectively, in each case multiplied by the aggregate amount of such Limited Partner’s Capital Contributions used to fund the cost of Investments that have not been the subject of a Disposition less the aggregate amount of such Limited Partner’s Capital Contributions with respect to all Investments which have not been disposed of prior to the date of such distribution and which have been permanently written off. The management fee is payable quarterly in advance.

BNY MELLON-ALCENTRA MEZZANINE III, L.P.

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

5. Management Fee  – (continued)

The management fee is reduced by the placement fees and Excess Organization Expenses paid by the Partnership. The management fee is further reduced by 100% of all transaction fees, investment fees, monitoring fees, management fees and directors’ fees received by the General Partner or any affiliate thereof, net of unreimbursed out-of-pocket expenses. For the years ended December 31, 2012 and 2011 and for the period from May 14, 2010 to December 31, 2010, there were no placement fees, Excess Organizational Expenses, or fees received by the Manager that reduced management fee expense in the reporting period.

6. Distributions

Proceeds from portfolio investments will be distributed to the partners in proportion to their contributions to such investment until the partners have received a) first, 100% to all Limited Partners until the Limited Partners have received an amount equal to their aggregate capital contributions made to the Partnership (including, capital contributions made to the Partnership to fund the Partnership’s organizational expenses, management fees and other ongoing costs); b) second, 100% to all Limited Partners until the Limited Partners have received preferred returns of 8% and 5%, for Class A Limited Partners and Class B Limited Partners, respectively, per annum on the aggregate capital contributions made to the Partnership (including, capital contributions made to the Partnership to fund the Partnership’s organizational expenses, management fees and other ongoing costs); c) third, for Class A Limited Partners only, 100% to the General Partner as a carried interest distribution until the General Partner has received an amount equal to 20% of the aggregate amount of distributions; and d) thereafter (a) 80% to such Partner and (b) 20% to the General Partner. Income from short-term investments is distributed to all partners in proportion to such partners’ contributions to such investments.

For the year ended December 31, 2012, the Partnership made cash distributions to Limited Partners totaling $55,431,591. For the year ended December 31, 2011, the Partnership made cash distributions to Partners totaling $3,343,364.

Upon the termination of the Partnership, if it is determined that the General Partner has received carried interest distributions in excess of the amount it would have received had such distributions been determined on a cumulative basis, a clawback payment of such excess is required of the General Partner.

7. Allocation of Profits and Losses

Allocations of Partnership profits are made in a manner which is consistent with, and gives effect to, the distribution procedures outlined in Note 6 above. Partnership losses are allocated to all partners in proportion to such partners’ capital commitments or to such partners’ percentage ownership in such investment from which the losses arose, or if there is no such investment, in proportion to their capital commitment. For the years ended December 31, 2012 and 2011, the General Partner was allocated carried interest distributions of $3,237,056 and $0, respectively.

8. Related Party

Certain expenses, including legal expenses, are at times paid on behalf of the Partnership by affiliates or by the Partnership on behalf of affiliates. The resulting amounts payable and receivable to the Partnership at December 31, 2012 and 2011 are shown as due from affiliate on the Statements of Assets and Liabilities. As of December 31, 2012, an affiliate of the Partnership also has a $50.0 million commitment to the Partnership as a Limited Partner. As of December 31, 2012, this Limited Partner has contributed $33,137,763, or 66.28% of their total capital commitments to the Partnership.

BNY MELLON-ALCENTRA MEZZANINE III, L.P.

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

9. Line of Credit

The Partnership entered into a credit agreement with the Administrator under which the Partnership can borrow an aggregate principal amount of $15 million for the financing of portfolio investments. Interest is charged at the LIBOR Rate plus 1.00%. As of December 31, 2012, the Partnership had outstanding borrowings of $5,000,000.

10. Market and Other Risk Factors

At December 31, 2012 and 2011, the Partnership’s portfolio investments are comprised of non-publicly-traded securities. The non-publicly-traded securities trade in an illiquid marketplace. The portfolio is concentrated in the nine industries listed in Note 12. Risks affecting these industries include, but are not limited to, increasing competition, rapid changes in technology, government actions and changes in economic conditions. These risk factors could have a material effect on the ultimate realizable value of the Partnership’s investments.

Economic conditions in 2012 continued to impact revenues and operating cash flows for most businesses and continued to impact the lending markets, leaving many businesses unable to borrow or refinance debt obligations. These restrictions on obtaining available financing, coupled with the continuing economic slowdown, have resulted in a low volume of purchase and sale transactions across all industries, which has limited the amount of observable inputs available to the General Partner in estimating the fair value of the Partnership’s investments. The General Partner estimates the fair value of investments for which observable market prices in active markets do not exist based on the best information available, which may differ significantly from values that would have been used had a ready market for the investments existed and the differences could be material.

Market conditions may deteriorate, which may negatively impact the estimated fair value of the Partnership’s investments or the amounts which are ultimately realized for such investments.

The above events are beyond the control of the Partnership and cannot be predicted. Furthermore, the ability to liquidate investments and realize value is subject to significant limitations and uncertainties. There may also be risk associated with the concentration of investments in one geographic region or in certain industries.

11. Commitments and Contingencies

The Partnership enters into contracts in the ordinary course of business that contain a variety of indemnifications or warranties. The Partnership’s maximum exposure under these arrangements is unknown. However, the Partnership has not had any claims or losses pursuant to such contracts and expects the risk of loss to be remote.

The liability of each Limited Partner is limited to its unfunded Capital Commitment, which obligations shall be enforceable to the fullest extent allowed by the Delaware Revised Uniform Limited Partnership Act (the Delaware Act), and any return of distributed capital that may be required by law. Under the Delaware Act, the General Partner is liable for all obligations of the Partnership, without limitation. As of December 31, 2012 and 2011, there were no outstanding commitments to portfolio companies.

BNY MELLON-ALCENTRA MEZZANINE III, L.P.

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

11. Commitments and Contingencies  – (continued)

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. In addition, under the terms of the Limited Partnership Agreement, the Partnership has agreed to indemnify the General Partner, its officers, directors, employees, agents or any person who serves on behalf of the Partnership from any loss, claim, damage, or liability which such person incurs by reason of his performance of activities of the Partnership, provided they acted in good faith. Based on experience, the General Partner expects the risk of loss related to the Partnership’s indemnifications to be remote.

12. Classification of Portfolio Investments

As of December 31, 2012, the Partnership’s portfolio investments were categorized as follows:

	Cost	Fair Value	% of Net Assets*
Industry
Media & Entertainment	$19,159,250	$20,632,286	21.32%
Food and Beverage	12,359,788	13,851,788	14.32%
Education	12,778,476	12,778,476	13.21%
Security Alarm Monitoring Company	11,506,568	12,336,327	12.75%
Healthcare	11,883,581	11,883,581	12.29%
Energy Service Company	9,902,225	10,633,220	11.00%
Waste Management Services	8,000,000	8,737,157	9.04%
Technology	7,093,721	8,593,721	8.89%
Defense Services	500,000	471,000	0.49%
	$93,183,609	$99,917,556	103.31%
Geographic Region
Eastern United States	$70,921,596	$75,432,548	77.99%
Midwest United States	22,262,013	24,485,008	25.32%
	$93,183,609	$99,917,556	103.31%
Investment Type
Debt	$65,446,132	$65,446,132	67.66%
Common Shares/Membership Units	18,560,241	21,874,000	22.62%
Preferred Shares/Membership Units	9,176,964	10,858,157	11.23%
Warrants	272	1,739,267	1.80%
Total	$93,183,609	$99,917,556	103.31%

*	Fair value as a percentage of Net Assets

BNY MELLON-ALCENTRA MEZZANINE III, L.P.

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

12. Classification of Portfolio Investments  – (continued)

As of December 31, 2011, the Partnership’s portfolio investments were categorized as follows:

	Cost	Fair Value	% of Net Assets*
Industry
Energy Service Company	$26,014,977	$26,041,236	35.49%
Defense Services	13,049,217	14,401,217	19.63%
Security Alarm Monitoring Company	11,296,831	11,296,831	15.39%
Healthcare	10,567,690	10,567,690	14.40%
Media & Entertainment	9,664,857	9,664,857	13.17%
	$70,593,572	$71,971,831	98.08%
Geographic Region
Eastern United States	$44,578,595	$45,930,595	62.59%
Midwest United States	26,014,977	26,041,236	35.49%
	$70,593,572	$71,971,831	98.08%
Investment Type
Debt	$64,817,122	$64,361,762	87.71%
Common Shares/Membership Units	4,560,241	$5,912,241	8.06%
Preferred Shares/Membership Units	1,216,204	1,216,204	1.66%
Warrants	5	481,624	0.65%
Total	$70,593,572	$71,971,831	98.08%

*	Fair value as a percentage of Net Assets

13. Financial Highlights

The following performance ratio and internal rate of return (“IRR”) (since inception) is presented for the Limited Partners as a single class, taken as a whole. The actual ratios of each individual investor may vary and are dependent upon the specific allocations of income and expense to such investor and the timing of capital transactions for such investor.

The net investment income (loss) ratio and the expense ratio are annualized and computed using the weighted average capital of the Limited Partners during the periods. Organization cost and certain other operating expenses, included in the net investment income ratio and expense ratio, are not annualized. The net investment income (loss) ratio does not include the effects of the carried interest allocation. The weighted average capital calculation reflects a measure of capital after each capital contribution, distribution or other significant change in capital at the end of each quarterly accounting period. The IRR was computed based on the actual dates of Limited Partners’ cash inflows (capital contributions) and outflows (cash and stock distributions), and the residual value of the Limited Partners’ capital accounts as of December 31, 2012, 2011 and 2010.

BNY MELLON-ALCENTRA MEZZANINE III, L.P.

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

13. Financial Highlights  – (continued)

	2012	2011	2010
Net investment income (loss) ratio before carried interest allocation	8.08%	6.88%	(85.80)%
Expense ratio before carried interest allocation	5.92%	6.86%	97.39%
Carried interest allocation	3.79%	—	—
Expense ratio after carried interest allocation	9.71%	6.86%	97.39%
Cumulative IRR after carried interest allocation	11.30%	4.40%	(66.20)%

These financial highlights may not be indicative of future performance.

14. Subsequent Events

Subsequent events have been evaluated through December 11, 2013, which is the date that these financial statements were available to be issued. From January 1, 2013 to December 11, 2013, the Partnership received contributions in the amount of $29,183,860 and made distributions in the amount of $24,916,429.

The Partnership has received majority approval from the Limited Partners to convert their limited partnership interests into common stock of a Business Development Company (the “BDC”). While we anticipate the BDC conversion to occur in the March or April 2014 time period, there are a number of factors that will determine if the BDC conversion will occur such as public equity market reception. This conversion would take effect by transferring all of the Partnership’s assets at fair market value to the BDC in exchange for shares, or a combination of shares and cash, which would be distributed to our Limited Partners. After the BDC conversion, the Partnership would discontinue entering into new investments. As a result of the Partnership’s evaluation, the Partnership noted no additional subsequent events that require adjustment or disclosure to these financial statements.

BNY MELLON-ALCENTRA MEZZANINE III, L.P.
Supplementary Data

Selected Quarterly Data (Unaudited)

	2012
	Q4	Q3	Q2	Q1
Total investment income	$3,703,596	$3,008,363	$2,890,642	$2,347,303
Net investment income	$2,675,595	$1,204,709	$1,169,591	$1,847,459
Net realized and unrealized (loss) gain	$4,131,146	$1,229,328	$2,885,257	$305,445
Net (decrease) increase in net assets resulting from operations	$6,806,741	$2,434,037	$4,054,848	$2,152,904

	2011
	Q4	Q3	Q2	Q1
Total investment income	$2,254,701	$1,861,557	$430,496	$354,666
Net investment income	$1,711,162	$1,031,133	$(190,000)	$(98,206)
Net realized and unrealized (loss) gain	$1,375,811	$—	$—	$—
Net (decrease) increase in net assets resulting from operations	$3,086,973	$1,031,133	$(190,000)	$(98,206)

	2010
	Q4	Q3	Q2	Q1
Total investment income	$217,778	$—	$—	$—
Net investment income	$(2,082,568)	$—	$—	$—
Net realized and unrealized (loss) gain	$—	$—	$—	$—
Net (decrease) increase in net assets resulting from operations	$(2,082,568)	$—	$—	$—

[•] Shares

Alcentra Capital Corp.

Common Stock

PRELIMINARY PROSPECTUS

Joint Book-Running Managers

RAYMOND JAMES	CITIGROUP

[•], 2014

Through and including [•], 2014 (25 days after the date of the prospectus), U.S. federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ALCENTRA CAPITAL CORP.
PART C
OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1) Financial statements

Page No.
Audited Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Statements of Assets and Liabilities as of and for the years ended December 31, 2012 and 2011	F-3
Statements of Operations for the years ended December 31, 2012 and 2011 and for the period May 14, 2010 (date of inception) through December 31, 2012	F-4
Statements of Changes in Net Assets for the years ended December 31, 2012 and 2011 and for the period May 14, 2010 (date of inception) through December 31, 2012	F-5
Statements of Cash Flows for the years ended December 31, 2012 and 2011 and for the period May 14, 2010 (date of inception) through December 31, 2012	F-6
Schedules of Investments as of December 31, 2012 and 2011	F-7
Notes to Financial Statements	F-12
Supplementary Data	F-23

(2) Exhibits

(a)(1)	Amended and Restated Articles of Incorporation*
(b)(1)	Bylaws*
(c)	Not applicable
(d)	Form of Stock Certificate*
(e)	Form of Dividend Reinvestment Plan*
(f)	Not applicable
(g)	Form of Investment Advisory Agreement between Registrant and our Adviser*
(h)	Form of Underwriting Agreement*
(i)	Not applicable
(j)	Form of Custody Agreement*
(k)(1)	Form of Administration Agreement between Registrant and our Administrator*
(k)(2)	Form of License Agreement between the Registrant and Alcentra NY, LLC*
(l)(1)	Form of Opinion and Consent of Sutherland Asbill & Brennan LLP, counsel for Registrant*
(m)	Not applicable
(n)(1)	Consent of Independent Registered Public Accounting Firm*
(o)	Not applicable
(p)	Not applicable
(q)	Not applicable
(r)(1)	Code of Ethics of the Registrant*
(r)(2)	Code of Ethics of our Adviser*

*	To be filed by amendment.

Item 26. Marketing Arrangements

The information contained under the heading “Underwriting” on this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$	[•]
FINRA filing fee		[•]
The Nasdaq Global Select Market listing fees		[•]
Printing expenses(1)		[•]
Accounting fees and expenses(1)		[•]
Legal fees and expenses(1)		[•]
Miscellaneous(1)		[•]
Total	$	[•]

(1)	These amounts are estimates.

Item 28. Persons Controlled by or Under Common Control

None.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Registrant’s common stock as of [•], 2013.

Title of Class	Number of Record Holders
Common Stock, $0.001 par value	[•]

Item 30. Indemnification

Reference is made to Section 2-418 of the Maryland General Corporation Law, Article VII of the Registrant’s charter and Article [•] of the Registrant’s Bylaws.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended, or the 1940 Act.

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Registrant’s bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the

Registrant’s employees or agents or any employees or agents of the Registrant’s predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Adviser and Administrator

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Alcentra NY, LLC, our Adviser, and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the investment adviser’s services under the Investment Advisory Agreement or otherwise as an investment adviser of the Registrant.

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our Administrator and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Administrator’s services under the Administration Agreement or otherwise as Administrator for the Registrant.

The law also provides for comparable indemnification for corporate officers and agents. Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has entered into indemnification agreements with its directors. The indemnification agreements are intended to provide the Registrant’s directors the maximum indemnification permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that the Registrant shall indemnify the director who is a party to the agreement, or an Indemnitee, including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of the Registrant.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management.” Additional information regarding the Adviser and its officers and directors will be set forth in its Form ADV to be filed with the Securities and Exchange Commission.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Alcentra Capital Corp., 200 Park Avenue, 7th Floor, New York, New York 10166;
(2)	the Transfer Agent, [•];
(3)	the Custodian, [•]; and
(4)	the Adviser, Alcentra NY, LLC, 200 Park Avenue, 7th Floor, New York, New York 10166.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

(1)	The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.
(2)	Not applicable.
(3)	Not applicable.
(4)	Not applicable.
(5)	The Registrant undertakes that:
(a)	For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)	Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, in the State of New York, on the [•] day of [•] 2013.

ALCENTRA CAPITAL CORP.

By:	Name: Paul J. Echausse Title: President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints [•] and [•], and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute and file this registration statement under the Securities Act of 1933, as amended, and any or all amendments (including, without limitation, post-effective amendments) to this registration statement, with all exhibits and any and all documents required to be filed with respect thereto, with the Securities and Exchange Commission or any other regulatory authority, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in order to effectuate the same, as fully to all intents and purposes as he himself might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
Paul J. Echausse	President and Chief Executive Officer (Principal Executive Officer)	[•], 2013
Paul Hatfield	Chairman of the Board of Directors	[•], 2013
Ellida McMillan	Chief Accounting Officer, [Treasurer and Secretary] (Principal Financial and Accounting Officer)	[•], 2013
T. Ulrich Brechbühl	Director	[•], 2013
Douglas J. Greenlaw	Director	[•], 2013
Rudolph L. Hertlein	Director	[•], 2013